As confidentially submitted to the Securities and Exchange Commission on March 1, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

CONFIDENTIAL SUBMISSION ON

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

THE ROYALAND COMPANY LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Bermuda	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

+1 441 295 1422

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Benjamin A. Tan, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 (212) 930-9700

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 1, 2023

PRELIMINARY PROSPECTUS

The RoyaLand Company Ltd.

Class B Common Shares

This is the initial public offering of our class B common shares of par value $0.0002 each, or the Class B Common Shares. We currently estimate that the initial public offering price will be between $ and $ per share.

Prior to the offering, there has been no public market for our shares. We plan to apply to list our Class B Common Shares on the Nasdaq Capital Market tier operated by The Nasdaq Stock Market LLC, or Nasdaq, under the symbol “RLND”. We believe that upon the completion of this offering, we will meet the standards for listing, and the closing of this offering is contingent upon such listing.

We have two classes of authorized common shares, class A common shares of par value $0.0002 each, or the Class A Common Shares, and Class B Common Shares. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting and conversion. Each Class A Common Share is entitled to twenty votes and is convertible into one Class B Common Share. Each Class B Common Share is entitled to one vote.

As of the date of this prospectus, Emanuele Filiberto di Savoia, our Chief Executive Officer, Interim Chief Financial Officer and a member of our board of directors, held approximately 62.3% of the voting power of our outstanding share capital and therefore is our controlling shareholder. Following this offering, based on an assumed public offering price of $[ ] per Class B Common Share (which is the midpoint of the estimated range stated above), and assuming that the underwriters do not exercise the over-allotment option, Mr. di Savoia will retain controlling voting power in the Company based on having approximately [ ]% of all voting rights. As a result, we will be a “controlled company” under Nasdaq’s rules, although we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the rules of Nasdaq. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class B Common Shares—As a ‘controlled company’ under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.” for more information.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

Investing in our securities involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our securities under the heading “Risk Factors” beginning on page 14 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	Does not include additional compensation payable to the underwriters. We have agreed to reimburse Revere Securities, LLC, as representative of the underwriters, or the representative, for certain expenses, and will receive compensation in addition to underwriting discounts and commissions. See “Underwriting” for additional information regarding underwriters’ compensation and offering expenses.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and purchase all of the Class B Common Shares offered under this prospectus if any such shares are taken.

We have granted a 45-day option to the underwriters to purchase up to            additional Class B Common Shares, representing 15% of the Class B Common Shares sold in this offering, solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts, commissions and non-accountable expenses payable, not including other offering expenses, will be $            , based on the initial public offering price of $        per share and the total proceeds to us, before expenses, will be $            .

Delivery of the Class B Common Shares is expected to be made on or about            , 2023.

Revere Securities, LLC

The date of this prospectus is       , 2023

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of Class B Common Shares.

We are incorporated under the laws of Bermuda. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class B Common Shares and the distribution of this prospectus outside the United States.

i

NOTES ON PROSPECTUS PRESENTATION

We are responsible for the information contained in this prospectus. Certain market data and other statistical information contained in this prospectus are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the video game industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

For the avoidance of doubt, any offer of securities (within the meaning of the Prospectus Regulation (EU) 2017/1129 (the “Prospectus Regulation”)) contained in this prospectus is addressed to less than 150 natural or legal persons per member state of the European Union and accordingly, there is no legal obligation or requirement to publish this prospectus in the European Union in accordance with the provisions of the Prospectus Regulation.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Our reporting currency and our functional currency is EUR euros. This prospectus contains translations of EUR euros into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from EUR euros into U.S. dollars in this prospectus were made at a rate of €0.9552 per $1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of June 30, 2022. The translations from EUR euros into U.S. dollars for amounts relating to the year ended June 30, 2021 were made at a rate of €0.8440 per $1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of June 30, 2021. On February 24, 2023, the noon buying rate for EUR euros was €0.9483 per $1.00. We make no representation that the EUR euro or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or EUR euros, as the case may be, at any particular rate or at all.

All references in the prospectus to “U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States and all references to “EUR euros”, “euros” and “€” are to the legal currency of the European Union.

Throughout this prospectus, we refer to the following terms:

●	“TheRoyal.Land” is the name of our mobile-first massively multiplayer online role-playing game which will have the characters classes of “Queen,” “King,” “Duke,” “Duchess,” “Count,” “Countess,” “Marquis,” “Marquise,” “Baron,” “Baroness,” “Knight,” “Dame,” “Solider,” “Squire,” “Artisan,” “Farmer,” and “Prisoner” within the Realm and which are further defined under “Business – The Royal.Land Characters.”

●	“MMORPG” means massively multiplayer online role-playing game.

●	“myRoyal.World” is the name of our online, through TheRoyal.Land and our social media sites, and offline immersive, fantasy-based royalty-themed experience.

●	“Realm” refers to the world of TheRoyal.Land.

●	“Royal Families” refers to the royal families and families with legal, hereditary or historically based claims to royal positions in Italy, Russia, Albania, France, Bulgaria and Yugoslavia.

●	“Ten Lands” or “Lands” are the ten regions within the Realm.

●	“Divine Artifacts” are artifacts in the form of amazon, desert, earth, fire, forest, hybrid, ice, ocean, sky or underground that are derived from Queen Saël Demidea and exist within the Realm.

●	“Test of the Forge” or “Test” is the test that those seeking royal status must pass by plunging a Divine Artifact in the “Forge,” a fiery hearth fueled by eternal flames that exists within the Realm.

●	“Royal Court” is the entourage of the Queen and King comprised of the nobility within the Realm.

●	“$Royal” is the currency used within the Realm.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our Class B Common Shares. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, unless the context indicates otherwise, “we,” “us,” “our,” “our company,” “the Company,” “RoyaLand,” and similar references refer to The RoyaLand Company Ltd., an exempted company limited by shares incorporated under the laws of Bermuda, and its consolidated subsidiaries.

Our Company

Overview

RoyaLand is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around a mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. We are actively focused on developing a novel, interactive and immersive game based on a player-empowered design. We plan to build proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content.

We are developing TheRoyal.Land and myRoyal.World in collaboration with our founder, the Monaco-based grandson of the last King of Italy, Emanuele Filiberto di Savoia, who claims the titles of His Royal Highness, Prince of Venice, and Prince of Piedmont and is also referred to in this prospectus as the hereditary “Prince of Italy.” In addition, with the support of and affiliation with five other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria and Yugoslavia, collectively referred to as the Royal Families, TheRoyal.Land is intended to deliver this unique past-meets-future entertainment experience.

We believe that TheRoyal.Land will introduce the first historically inspired monarchy-based MMORPG, founded by the Prince of Italy and reinforced by the Royal Families.

Our objective is to connect and engage with players from around the world through epic royalty-themed entertainment by becoming a worldwide leader in the development, publishing, and distribution of high-quality interactive entertainment content and services, as well as related media, that deliver engaging entertainment experiences to our network of connected players on a year-round basis. Players, in their selected roles, will represent every part of TheRoyal.Land society. From the Artisans that guide the skilled trades of old to the Knights and Squires that guard the Realm. From Prisoner to Prince, each role will hold specific purposes, abilities, skills, chances for advancement, and adventures.

To that end, we expect to capitalize on the expanding video games market, with worldwide revenue expected to grow to approximately $366 billion in 2023, and the increased interest in the world of royalty to expand our brand and our products worldwide (https://www.statista.com/outlook/dmo/digital-media/video-games/worldwide).

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s and OAPLT’s ability to continue as a going concern. While we had cash of $71,034 as of June 30, 2022, we had a net loss and an accumulated deficit of $171,120 for the period then ended. OAPLT had cash of €5,292 and an accumulated deficit of €22,390 as of June 30, 2022. On November 29, 2022, we entered into a share purchase agreement to acquire all of OAPLT’s share capital. As a result, the share purchase became effective under French law, and OAPLT became our wholly-owned subsidiary. We estimate that we will be able to conduct our planned operations using currently available capital resources for the next twelve months. However, in order to meet our growth expectations, we will need to raise funds beyond our current working capital balance in order to finance future development of services and acquisitions and meet any debt obligations until such time as future profitable revenues are achieved. We will seek to fund our operations through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. However, the Company may not be able to raise adequate funds for capital expenditures, working capital and other cash requirements from capital markets on acceptable terms, or at all. Advances from an officer or shareholder may likewise be unavailable. The Company’s failure to raise capital as and when needed and generate significantly higher revenues than operating expenses to achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern”.

Our Market Opportunity and Business Model

We believe that royal families and their societies remain of great interest to the public, as reflected in popular Netflix series with royalty-related themes such as “Downton Abbey” and “The Crown.” The passing in September 2022 of Her Majesty Queen Elizabeth II of England and the transition to her son, King Charles III, has also brought heightened attention and relevance to the royalty market. Additionally, TheRoyal.Land lies at the nexus of several expanding markets in the video games market, with worldwide revenue expected to grow to approximately $366 billion in 2023.

Through TheRoyal.Land, we are seeking to build a strong, established franchise through compelling content and expanding our community to reach as many consumers as possible by offering our content on multiple platforms, particularly mobile, the largest and fastest growing platform, and delivering compelling experiences across multiple business models (e.g., premium, free-to-play, subscription-based). We plan to derive revenue through business-to-consumer and business-to-business opportunities:

●	Consumers. We plan to derive revenue from selling premium accessories, such as unique skins, weapons, and tools, and access to more quests, missions, and areas within TheRoyal.Land, and from sales to players of plots of virtual land, buildings, and other structures in TheRoyal.Land, which is designed to replicate real-world venues and other related locations portrayed in TheRoyal.Land.

●	Businesses. We plan to derive revenue from working with other businesses to extend their brands inside TheRoyal.Land by offering in-game advertising and virtual land purchases, and we expect to develop further collaborative relationships with them.

Through myRoyal.World, we are seeking to partner with the Royal Families to jointly promote a royal experience by creating television shows and movies in collaboration with streaming platforms, offering TheRoyal.Land themed merchandise, and selling tickets to TheRoyal.Land based events.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Unique video game experience. We intend to provide authentic and unique royalty-based digital and physical products and experiences, including TheRoyal.Land, an MMORPG with experiences and fun game mechanics that immerse the player at any game stage, whether they are just starting or have already logged hundreds of hours of gameplay. TheRoyal.Land is being planned by the Royal Families to be an immersive, strategic, role-playing action game within a historically based setting.

●	Solid community. A game without a community has no future, which is why we are endeavoring to develop a stable game community and video game that connects game creators and game players. We believe this enthusiastic community will be what constantly improves the gaming experience. We envision the game creators and developers interacting with the players to continuously receive feedback so we can offer players a game that better meets our founders’ goals and the expectations of the players. We plan to enable players to communicate with each other, help each other, form coalitions, and elect the Queen or King for the game’s upcoming months/seasons.

●	Actual ownership. We plan to enable a player to be the owner of their avatar representing their digital identity utilizing traditional in-game purchase methods customary for MMORPGs.

Our Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Utilizing the brands of the Royal Families. We plan to capitalize on the brand rights relating to the legacies of the Royal Families mentioned above, including any currently held royal titles, followers, and brands, by enabling them to transition to the virtual worlds we intend to create together.

●	Developing unique, player-owned, and tradeable avatars. We plan to create engaging, attractive, functional, and, ultimately, purchasable and tradable avatars for TheRoyal.Land for our players and community.

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

●	Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

●	We have a limited operating history, which may make it difficult to evaluate our business and prospects.

●	We had a concentration of credit risk because we derived our revenue from a limited number of customers.

●	If we do not consistently deliver popular, high-quality content in a timely manner, our business may be negatively impacted.

●	If we do not attract, retain, and motivate skilled personnel, we will be unable to effectively conduct our business.

●	We source our services from a limited number of service suppliers. If we lose one or more of the service suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

●	If we fail to properly manage our anticipated growth, our business could suffer.

●	If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand, products and services successfully.

●	Attracting, managing and retaining our talent is critical to our success.

●	Our industry is intensely competitive. We may not deliver a successful and engaging game, or customers may prefer our competitors’ products over our own.

●	If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

●	Our company may not be able to create and maintain a competitive advantage, given the rapid technological and other competitive changes affecting all markets nationally and worldwide. Our company’s success will depend on our ability to keep pace with any such changes.

●	Due to our reliance on third party platforms, platform providers are frequently able to influence our products and costs.

●	Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business and operating results will be harmed.

●	We may have difficulty scaling and adapting our existing IT infrastructure to accommodate a larger customer base, technology advances or customer requirements.

●	We use open source software in connection with our planned game and services, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

●	We rely on tools and technologies owned by third parties.

●	We may experience disruption to our servers or our software which could cause us to lose customers.

●	A failure or breach of our security systems or infrastructure as a result of cyberattacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

●	The COVID-19 pandemic may cause a material adverse effect on our business.

●	Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our common shares.

Implications of Being an Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Act of 2012, as amended, or the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which could occur if the market value of our Class B Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

Once the registration statement of which this prospectus is a part is declared effective by the U.S. Securities and Exchange Commission, or the SEC, we will become subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we will file certain reports with the SEC. As a foreign private issuer, we will not be subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also will have four months after the end of each fiscal year to file our annual reports with the SEC and we will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We also present our financial statements pursuant to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, instead of pursuant to U.S. generally accepted accounting principles. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of The Nasdaq Stock Market, or Nasdaq, for domestic U.S. issuers. We may take advantage of these home country exemptions, including the following:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require director approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

See “Management – Foreign Private Issuer Exemption” for more information. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to U.S. domestic reporting companies.

Dual Class Structure

Under our bye-laws, we are authorized to issue two classes of common shares, Class A Common Shares and Class B Common Shares, and any number of classes of preference shares. Class A Common Shares are entitled to twenty votes per share on proposals requiring or requesting shareholder approval, and Class B Common Shares are entitled to one vote on any such matter. Class A Common Shares may be voluntarily converted into Class B Common Shares on a one-to-one basis. A transfer of Class A Common Shares will result in their automatic conversion into Class B Common Shares upon such transfer, except that the transfer of Class A Common Shares to another holder of Class A Common Shares will not result in such automatic conversion. Class B Common Shares are not convertible. Other than as to voting and conversion rights, Class A Common Shares and Class B Common Shares have the same rights and preferences and rank equally.

In this offering, we are offering Class B Common Shares. Emanuele Filiberto di Savoia, our founder, Chief Executive Officer, Interim Chief Financial Officer and a member of our board of directors, owns 6,000,000 of our outstanding Class A Common Shares, which amounts to 120,000,000 votes. As of the date of this prospectus, there are 9,500,000 Class A Common Shares outstanding representing voting power of 190,000,000 votes, 2,575,000 Class B Common Shares outstanding representing voting power of 2,575,000 votes, and no preference shares outstanding. As a result, out of a total of 12,075,000 outstanding common shares representing total voting power of 192,575,000 votes, Mr. di Savoia is expected to control approximately 62.3% of the voting power before this offering. Following this offering, taking into consideration the Class B Common Shares expected to be offered hereby, based on an assumed public offering price of $[ ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and assuming that the underwriters do not exercise the over-allotment option, even if 100% of such shares are sold, Mr. di Savoia will retain controlling voting power in the Company based on having approximately [ ]% of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Our Corporate History and Structure

We were incorporated under the laws of Bermuda as The RoyaLand Company Ltd., an exempted company limited by shares, on October 18, 2022. On January 28, 2022, RoyaLand Company, a Nevada corporation, or RoyaLand Company, was formed, and subsequently conducted private placements of shares of Class B Common Stock, $0.001 par value per share, or the Class B Common Stock. On November 28, 2022, we acquired RoyaLand Company in a share exchange transaction in which its shareholders became our shareholders and RoyaLand Company became our wholly-owned subsidiary. RoyaLand Company is in the process of being dissolved. OAPLT, a French joint stock company (société par actions simplifiée), or OAPLT, was formed on November 24, 2017. On November 29, 2022, OAPLT was acquired by us from its shareholders and became our wholly-owned subsidiary.

We are in the process of forming two British Virgin Islands companies, TheRoyal.Land Ops Limited and TheRoyal.Land IP Limited, which will build and expand on the TheRoyal.Land and own the TheRoyal.Land intellectual property, respectively.

Our corporate address and registered office are located at c/o Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda. The phone number of our registered office is +1 441 295 1422.

Our agent for service of process in the United States is Cogency Global Inc.,122 East 42nd Street, 18th Floor, New York, NY 10168, (800) 221-0102.

Our website can be found at www.theroyaland.com. The information contained on our websites is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our common shares.

The Offering

Shares offered:	Class B Common Shares (or shares if the underwriters exercise the over-allotment in full).

Offering price:	We currently estimate that the public offering price will be between $ and $ per share.

Shares to be outstanding after this offering: (1)	9,500,000 Class A Common Shares and Class B Common Shares (or shares if the underwriters exercise the over-allotment option in full).

Over-allotment option:	We have granted a 45-day option to the underwriters to purchase up to additional Class B Common Shares, representing 15% of the Class B Common Shares sold in this offering, at the public offering price, less the underwriting discount and commissions.

Use of proceeds:

We expect to receive net proceeds of approximately $         million from this offering (or $        million if the underwriters exercise the over-allotment option in full), based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for development of our planned online video game and related products and services, sales and marketing, and working capital and general corporate purposes. See “Use of Proceeds” for more information.

Risk factors:	Investing in our Class B Common Shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 14 before deciding to invest in our Class B Common Shares.

Representative’s warrants:	We have agreed to issue to the representative of the underwriters warrants to purchase the number of Class B Common Shares equal to [7]% of the aggregate number of shares sold in this offering. The representative’s warrants will be exercisable at any time and from time to time, in whole or in part, during the period commencing with the commencement of trading of the Company’s securities on Nasdaq and ending five years from the commencement date of sales in this offering. The exercise price of the representative’s warrants will equal [100]% of the public offering price per share of the Class B Common Shares sold in this offering (subject to adjustments). Any shares purchased under the representative’s warrants may not be sold until at least [180 days] from the commencement date of sales in the offering. See “Underwriting” for more information.

Lock-up:	We, all of our directors and officers, and the holders of 10% or more of our outstanding common shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of 12 months after the date of this prospectus. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Trading market and symbol:	We plan to apply to list our Class B Common Shares on The Nasdaq Capital Market under the symbol “RLND”. The closing of this offering is contingent upon such listing.

(1)	The number of common shares outstanding immediately following this offering is based on 9,500,000 Class A Common Shares and 2,575,000 Class B Common Shares outstanding as of the date of this prospectus and excludes:

●	2,000,000 Class B Common Shares that will be reserved for issuance under The RoyaLand Company Ltd. 2023 Equity Incentive Plan, or the 2023 Plan;

●	Class B Common Shares issuable upon exercise of placement agent’s warrants; and

●	up to Class B Common Shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Information

The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The following summary consolidated financial data as of June 30, 2022 and 2021 and for the years then ended have been derived from the audited consolidated financial statements of our Company and OAPLT included elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with IFRS. Our historical results for any period are not necessarily indicative of our future performance.

The RoyaLand Company Ltd.

The consolidated financial statements of the Company encompass the period from January 28, 2022 (the inception of its U.S. incorporated predecessor company) through June 30, 2022 and therefore only that period is presented.

Statement of Operations Data	Period Ended June 30, 2022
Revenue	$-
Cost of revenue	-
General and administrative expenses	171,120
Operating loss	(171,120)
Other income (expenses)	-
Loss before income taxes	(171,120)
Provision for income taxes	-
Net loss	$(171,120)

Balance Sheet Data	June 30, 2022
Cash	$71,034
Current assets	71,034
Total assets	71,034
Shareholders’ equity	53,880
Current liabilities	17,154
Total liabilities	17,154
Total liabilities and shareholders’ deficit	71,034

OAPLT

In the table below, euros are translated into U.S. dollars at the average exchange rates of $1.127826 per €1.00 and $1.192832 per €1.00 for the years ended June 30, 2022 and 2021, respectively.

	Years Ended June 30
	2022	2022	2021	2021
Statements of Operations Data	€	$	€	$
Revenue	26,533	29,925	35,542	42,395
Costs and operating expenses:
Cost of revenue	-	-	-	-
General and administrative	56,315	63,514	42,850	51,113
Total operating expenses	56,315	63,514	42,850	51,113
Operating losses	(29,782)	(33,589)	(7,308)	(8,718)
Other income (expenses)	3,618	4,080	17,350	20,696
Total other income (expenses)	3,618	4,080	17,350	20,696
(Loss) profit before income taxes	(26,164)	(29,509)	10,042	11,978
Provision for income taxes	-	-	-	-
Net (loss) profit	(26,164)	(29,509)	10,042	11,978

In the table below, euros are translated into U.S. dollars at the exchange rates of $1.0476 per €1.00 and $1.1856 per €1.00 as of June 30, 2022 and 2021, respectively.

	As of June 30,
	2022	2022	2021	2021
Balance Sheet Data	€	$	€	$
Cash	5,292	5,544	29,238	34,665
Current assets	8,892	9,315	36,318	43,059
Total assets	8,892	9,315	36,318	43,059
Shareholders’ equity (deficit)	(13,590)	(14,237)	12,574	14,908
Current liabilities	22,482	23,552	23,744	28,151
Total liabilities	22,482	23,552	23,744	28,151
Total liabilities and shareholders’ deficit	8,892	9,315	36,318	43,059

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

●	We have a limited operating history, which may make it difficult to evaluate our business and prospects.

●	We had a concentration of credit risk because we derived our revenue from a limited number of customers.

●	If we do not consistently deliver popular, high-quality content in a timely manner, our business may be negatively impacted.

●	If we do not attract, retain, and motivate skilled personnel, we will be unable to effectively conduct our business.

●	If we fail to properly manage our anticipated growth, our business could suffer.

●	If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand, products and services successfully.

●	Attracting, managing and retaining our talent is critical to our success.

●	Our industry is intensely competitive. We may not deliver a successful and engaging game, or customers may prefer our competitors’ products over our own.

●	If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

●	We will be subject to risk associated with the development of new products or services based on a new and unproved market.

●

Our company may not be able to create and maintain a competitive advantage, given the rapid technological and other competitive changes affecting all markets nationally and worldwide. Our company’s success will depend on our ability to keep pace with any such changes.

●	Due to our reliance on third party platforms, platform providers are frequently able to influence our products and costs.

●	Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business and operating results will be harmed.

●	We may have difficulty scaling and adapting our existing IT infrastructure to accommodate a larger customer base, technology advances or customer requirements.

●	We use open source software in connection with our planned game and services, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

●	We rely on tools and technologies owned by third parties.

●	If the Company fails to develop or protect its intellectual property adequately, the Company’s business could suffer.

●	The Company’s products, services or processes could be subject to claims of infringement of the intellectual property of others.

●	We may experience disruption to our servers or our software which could cause us to lose customers.

●	A failure or breach of our security systems or infrastructure as a result of cyberattacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

●	We are subject to the risks and uncertainties of conducting business outside the U.S.

●	Our results of operations or reputation may be harmed as a result of objectionable consumer or other third-party created content.

●	Exchange rate fluctuations could negatively affect our financial condition.

●	The COVID-19 pandemic may cause a material adverse effect on our business.

●	Because purchases of our products and services are discretionary spending, if general economic conditions decline, demand for our products and services could decline.

●	Industry and other market data used in this prospectus or in periodic reports that we may file in the future with the SEC, including those undertaken by us or our engaged consultants, may not prove to be representative of current and future market conditions or future results.

Risks Related to Government Regulation and Being a Public Company

●	We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

●	Our business, products, and distribution will be subject to increasing regulation in key territories. If we do not successfully respond to these regulations, our business could be negatively impacted.

●	Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our services, which could lead to additional expenses and the loss of customers.

●	Our business could be affected by new governmental regulations regarding the Internet.

●	We operate in non-U.S. markets and are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, as well as anti-corruption laws and regulations in other countries. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

●	The requirements of being a public company may strain our resources.

●	Our internal controls over financial reporting currently may not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

●	We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

●	Our management team has limited experience managing a public company.

Risks Related to This Offering and Ownership of Our Class B Common Shares

●	Our dual class voting structure has the effect of concentrating the voting control to holders of our Class A Common Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Common Shares due to exclusion from certain stock market indices.

●	There has been no prior public market for our Class B Common Shares and an active and liquid market may fail to develop, which could harm the market price of our Class B Common Shares.

●	We may not be able to maintain a listing of our Class B Common Shares on Nasdaq.

●	A significant portion of our Class B Common Shares may be sold into the public market in the near future, which could cause the market price of our Class B Common Shares to drop significantly, even if our business is doing well.

●	You will incur immediate and substantial dilution as a result of this offering.

●	Future issuances of our Class B Common Shares or securities convertible into, or exercisable or exchangeable for, our Class B Common Shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our Class B Common Shares to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our Class B Common Shares upon our bankruptcy or liquidation, and future issuances of preference shares, which could rank senior to our Class B Common Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Class B Common Shares.

●	Our operating results and share price may be volatile, and the market price of our Class B Common Shares after this offering may drop below the price you pay.

●	Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Class B Common Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Class B Common Shares.

●	If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class B Common Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class B Common Shares could decline.

●	We have broad discretion in the use of the net proceeds from the offering and may not use them effectively.

●	We have never paid cash dividends on our securities and do not intend to pay dividends for the foreseeable future.

●	Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

●	We intend to be treated exclusively as a resident of Bermuda for tax purposes, but French tax authorities may seek to treat us as a tax resident of another jurisdiction as a result of which we could be subject to increased and/or different taxes.

●	If a United States person is treated as owning at least 10% of any class of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	We are a Bermuda company, and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

●	Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

●	We have provisions in our bye-laws that may discourage a change of control.

●	Legislation enacted in Bermuda as to economic substance may affect our operations.

●	We may need or be required to have employees in Bermuda but may not be able to obtain the required work permits under Bermuda law.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

●	We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	We are a “smaller reporting company” within the meaning of the U.S. securities law, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

●	As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

●	Certain of our major shareholders may have interests that are different from the interests of our other shareholders.

●	If our Class B Common Shares become subject to the penny stock rules, it would become more difficult to trade our shares.

RISK FACTORS

An investment in our Class B Common Shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our Class B Common Shares. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements”.

Risks Related to Our Business and Industry

Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

We had minimal cash and cash equivalents as of June 30, 2022 and had a net loss for the year ended June 30, 2022. While we had cash of $71,034 as of June 30, 2022, we had a net loss and an accumulated deficit of $171,120 for the period then ended. OAPLT had cash of €5,292 and an accumulated deficit of €22,390 as of June 30, 2022 We will seek to fund our operations through revenue generated from our products, services, bank borrowings and private placements and equity financing arrangements. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would impact our going concern status and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern. Management’s plans to address this need for capital through this offering and through private placement offerings are discussed elsewhere in this prospectus. We cannot assure you that our plans to raise sufficient capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

We have a limited operating history, which may make it difficult to evaluate our business and prospects.

We are an early, startup stage entity with little operating history. We only have nominal cash as of the date of commencement of this offering. The revenue and income potential of our business and market are unproven. Our limited operating history makes an evaluation of our company and its prospects difficult and highly speculative. There can be no assurances that: (a) we will be able to develop products or services on a timely and cost effective basis; (b) we will be able to generate any increase in revenues; (c) we will have adequate financing or resources to continue operating our business and to provide services to customers; (d) we will earn a profit; (e) we can raise sufficient capital to support operations by attaining profitability; or (f) we can satisfy future liabilities.

We had a concentration of credit risk because we derived our revenue from a limited number of customers.

For the year ended June 30, 2021, five of our customers accounted for 92.2% of our revenue, or with one customer accounting for 55.3% of our revenue. For the year ended June 30, 2022, five of our customers accounted for 94.1% of our revenue with one customer accounting for 30.2% of our revenue. As a result, our credit risk in respect of accounts receivable was concentrated in five customers accounting for at least 8% of revenue for each of the years ended June 30, 2022 and 2021. In order to minimize the credit risk, our management has created a team responsible for the determination of credit limits and credit approvals for our customers. We cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

If we do not consistently deliver popular, high-quality content in a timely manner, our business may be negatively impacted.

Consumer preferences for video games are usually cyclical and difficult to predict. Even the most successful games can lose consumer audiences over time, and remaining popular is increasingly dependent on the games being refreshed with new content or other enhancements. In order to remain competitive and maximize the chances that consumers select our planned game as opposed to the various entertainment options available to them and with which we compete, we must continuously develop related products or new content for, or other enhancements to, our planned game. These products or enhancements may not be well-received by consumers, even if well-reviewed and of high quality.

Additionally, consumer expectations regarding the quality, performance, and integrity of our products and services are high. Consumers may be critical of our brands, game, services, and/or business practices for a wide variety of reasons, and such negative reactions may not be foreseeable or within our control to manage effectively. For example, if we fail to create fun, fair, and safe playing environments, consumers may engage less with our games. All of this may negatively impact our business.

Our planned game and related services are expected to be complex software programs. We have quality controls in place to detect defects, “bugs,” or other errors in our products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding, and resource or technical constraints. As such, these quality controls and preventative measures may not be effective, and at times have not been successful, in detecting all defects, bugs, or errors in our products and services before they have been released into the marketplace. Our planned game is expected to have online features that will be frequently updated, increasing the risk that a game may contain errors. If any of these issues occur, consumers may stop playing the game and may be less likely to return to the game as often in the future, which may negatively impact our business. If our game or services do not function as consumers expect, whether because they fail to function as advertised or otherwise, or if our online features fail to consistently satisfy ongoing game stability expectations, which we may not be able to consistently satisfy, our sales may suffer.

Negative reactions to our products and services may not be foreseeable. We also may not effectively manage or respond to these negative perceptions for reasons within or outside of our control. We expect to continue to expend resources to address concerns with our products and services. Negative perceptions could arise despite our efforts, though, and may result in loss of engagement with our products and services, increased scrutiny from government bodies and consumer groups, and/or litigation, any of which could negatively impact our business.

Further, delays in product releases or disruptions following the commercial release of one or more new products have negatively impacted, and could in the future negatively impact, our business and reputation and could cause our results of operations to be materially different from expectations. Our ability to meet development schedules depends on numerous factors, some of which are outside of our control, including our ability to attract and retain qualified personnel, the time-intensive nature of creative processes, the coordination of large and often dispersed development teams, the complexity of our products and the platforms for which they are developed, and third-party approvals. If we fail to release our products in a timely manner, or if we are unable to continue to extend the life of our planned game by adding features and functionality that will encourage continued engagement with the game, our business may be negatively impacted.

Additionally, the amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that we accurately predict consumer demand for such product. If our future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, we may not be able to recover the substantial up-front development and marketing costs associated with those products.

If we do not attract, retain, and motivate skilled personnel, we will be unable to effectively conduct our business.

Our success depends significantly on our ability to identify, attract, hire, retain, motivate, and utilize the abilities of qualified personnel which includes both our direct employees and talent from other employers such as consultants, agencies, and external developers. This particularly pertains to personnel with the specialized skills needed to create and deliver high-quality, well-received content upon which our business will be substantially dependent, as well as to ensure business continuity in areas such as risk management, information security, human resources, and compliance. Our industry is generally characterized by a high level of employee mobility, competitive compensation programs, and aggressive recruiting among competitors for employees with technical, marketing, sales, engineering, product development, creative, and/or management skills, all of which is magnified for us because of our leading position within the industry. If we are unable to attract additional qualified personnel or retain and utilize the services of key personnel, we can expect this would adversely affect our business.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand, products and services successfully.

As we grow, we may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully market and sell our brand, products and services on a global scale. If we are unable to expand our sales and marketing capability, train our sales force effectively or provide any other capabilities necessary to commercialize internationally, we will need to contract with third parties to market and sell our products and services. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, we may not be able to increase our revenue, may generate increased expenses, and may not continue to be profitable.

Attracting, managing and retaining our talent is critical to our success.

Our business depends on our ability to attract, train, motivate and retain executive, technical, creative, marketing and other personnel that are essential to the development, marketing and support of our products and services. The market for highly skilled workers and leaders in our industry is extremely competitive and has recently intensified further due to industry trends. If we cannot successfully recruit, train, motivate and retain qualified employees, develop and maintain a diverse, equitable, inclusive and safe work environment, or replace key employees following their departure, our reputation and brand may be negatively impacted and our ability to develop and manage our business will be impaired.

Our industry is intensely competitive. We may not deliver a successful and engaging game, or customers may prefer our competitors’ products over our own.

Competition in the gaming industry is intense. Many new products will be introduced, but we anticipate that only a relatively small number of products will drive significant engagement and account for a significant portion of total revenue. If we do not develop consistent high-quality, well-received and engaging products that are of interest to players, the lack of interest will adversely affect our business objectives.

Our competitors include very large corporations with significantly greater financial, marketing, and product development resources than we have – and increasingly include technology companies entering, or expanding their investment in, interactive entertainment. Our larger competitors may be able to leverage their greater financial, technical, personnel, and other resources to provide larger budgets for development and marketing and make higher offers to licensors and developers for commercially desirable properties, as well as adopt more aggressive pricing policies to develop more commercially successful video game products than we do. The proliferation of companies developing for mobile platforms creates similar risks.

Competitors may develop content that imitates or competes with our planned game, potentially reducing our sales or our ability to charge the same prices we have expect to charge for our game and related services. These competing products may take a larger share of consumer spending than anticipated, which could cause product sales to fall below expectations. If we do not continue to develop consistently high-quality and well-received new content for or enhancements to our game, if our marketing fails to resonate with our consumers, or if consumers lose interest in our game, our revenues and profit margins could decline. Further, a failure by us to develop a high-quality product, or our development of a product that is otherwise not well-received, could potentially result in additional expenditures to respond to consumer demands, harm our reputation, and increase the likelihood that our future products will not be well-received. As we expect to focus on one game product, The RoyaLand, the increased importance of add-on content to our business amplifies these risks, as add-on content for poorly-received games typically generates lower-than-expected sales. The increased demand for consistent new content releases for, and enhancements to, our products also requires a greater allocation of financial resources to those products.

If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

Our future profits are influenced by many factors, including economics, technology advancements, world events and changing customer preferences. We believe that the markets for our products and services will continue to grow and that we will be successful in marketing our products and services in these markets. If our expectations as to the size of these markets and our ability to sell our products and services in this market are not correct, our revenue may not materialize, and our business will be adversely affected.

We will be subject to risk associated with the development of new products or services based on a new and unproved market.

Our business objectives contemplate ongoing development of new processes, products, services and applications. There can be no assurance that we will have sufficient funds available to fund any of these projects or that the projects will be completed on time or within budget. It is likely that certain, if not many, of the aspects of the business objectives will not proceed as contemplated.

Because our business is also based on new technologies, we are subject to risks of failure that are particular to new technologies, including the possibility that:

●	our new approach will not result in any products or services that gain market acceptance;

●	our products or services could be restricted;

●	proprietary rights of third parties may preclude us from marketing our new products and services; or

●	third parties may market superior or more cost-effective products or services.

As a result, our activities may not result in a commercially viable product or service, which would harm our sales, revenue and financial condition.

Our company may not be able to create and maintain a competitive advantage, given the rapid technological and other competitive changes affecting all markets nationally and worldwide. Our company’s success will depend on our ability to keep pace with any such changes.

The potential markets for our products and services, including software-driven products and services, are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services, the introduction of new services and products, and changing customer demands. Our products and services may require continual improvement in order to satisfy the demand by our customers for new features and capabilities. Our company’s success could depend on our ability to respond to changing standards and technologies on a timely and cost-effective basis, to introduce new products and services and to add new features and enhancements that keep pace with technological and market developments. In addition, any failure by us to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

For example, we are investing in a PC and mobile game as the basis for our business model. Successfully monetizing PC and mobile games is difficult and requires that we deliver valuable and entertaining player experiences that engage a significant number of players. The success of our game depends, in part, on unpredictable and volatile factors beyond our control including consumer preferences, competing games, new PC or mobile platforms and the availability of other entertainment experiences. Additionally, the development of new services and products and the enhancement of existing services and products entail significant technical risks. There can be no assurance that we will be successful in (i) developing, maintaining and improving one or more products; (ii) effectively using new technologies; (iii) adapting its services and products to emerging industry standards; or (iv) developing, introducing and marketing service and product enhancements or new services and products.

Furthermore, there can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, or that its new service and product enhancements will adequately satisfy the requirements of the marketplace and achieve market acceptance. Our reputation and brand could also be adversely affected. If our company is unable, for technical or other reasons, to develop and introduce new services and products or enhancements of existing services and products in a timely manner in response to changing market conditions or customer requirements, or if new services and products do not achieve market acceptance, our business, results of operations or financial condition could be materially and adversely affected.

Due to our reliance on third-party platforms, platform providers are frequently able to influence our products and costs.

We expect to eventually derive significant revenues from distribution on third-party mobile and web platforms, such as the Apple App Store, the Google Play Store, Decentraland, Otherside, and The Sandbox, which will also be our direct competitors, and in some cases the exclusive means through which our content reaches gamers on those platforms. These platforms will also serve as significant online distribution platforms for, and/or provide other services critical for the operation of, our planned game. If these platforms deny access to our games, modify their current discovery mechanisms, communication channels available to developers, operating systems, terms of service, or other policies (including fees), our business could be negatively impacted. Additionally, if these platform providers change how they label a game’s business model, such as free-to-play, change how they apply content ratings to a game, or change how the personal information of consumers is made available to developers, our business could be negatively impacted. These platform providers or their services may be unavailable or may not function as intended or may experience issues with their in-app purchasing functionality. As has sometimes happened in the past, if any of these events occurs on a prolonged, or even short-term, basis or other similar issues arise that impact players’ ability to access our planned game, access social features, or make purchases, it may result in lost revenues and otherwise negatively impact our business.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business and operating results will be harmed.

We believe that the development of our brand identity will be critical to the success of our business. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not be successful. If we fail to establish and promote the brand, or if it incurs excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected.

We may have difficulty scaling and adapting our existing IT infrastructure to accommodate a larger customer base, technology advances or customer requirements.

In the future, advances in technology, increases in traffic, and new customer requirements may require us to change our IT infrastructure, expand our IT infrastructure or replace our IT infrastructure entirely. Scaling and adapting our IT infrastructure are likely to be complex and require additional technical expertise. If we are required to make any changes to our IT infrastructure, we may incur substantial costs and experience delays or interruptions in our service. These delays or interruptions may cause customers to become dissatisfied with our service and move to competing service providers. Our failure to accommodate increased traffic, increased costs, inefficiencies or failures to adapt to new technologies or customer requirements and the associated adjustments to our IT infrastructure could harm our business, financial condition and results of operations.

We use open source software in connection with our planned game and services, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

We use open source software in connection with the game and services that we intend to offer. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open source software. Were it determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games or products, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our game development efforts, any of which could negatively impact our business. Additionally, the shared nature of open source software may increase the ability of cyber-attackers to discover and exploit vulnerabilities, which may increase the likelihood of a data breach, ransomware, network interruption, or other type of cyber-attack against us or against third parties who may use open source software, such as our platform partners or key vendors, any of which could negatively impact our business.

We rely on tools and technologies owned by third parties.

In developing our games, we often use tools and technologies owned by third parties. If entities that own the tools and technologies we use are acquired by our competitors we may lose access to such resources. Further, the third-party tools and technologies we use might be “sunsetted” or modified in such a way that would require us to engineer a workaround. Such events could cause delays in our production schedule, and we may incur time and cost as we acquire or develop alternative assets.

If the Company fails to develop or protect its intellectual property adequately, the Company’s business could suffer.

The Company has attempted, and may attempt, to develop certain intellectual property of its own, but cannot assure that it will be able to obtain exclusive rights in trade secrets, patents, trademark registrations and copyright registrations. At this time, the Company is unsure of what types of intellectual property might be developed. The cost of developing, applying for and obtaining such enforceable rights is expensive. Even after such enforceable rights are obtained, there are significant costs for maintaining and enforcing them. The Company may lack the resources to put in place exclusive protection and enforcement efforts. Also, certain of the Company’s service offerings draw from publicly available technology in the marketplace. The Company’s failure to obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, financial condition and results of operations.

If the Company were to develop intellectual property, the Company may seek to enforce its intellectual property rights on others through litigation. The Company’s claims, even if meritorious, may be found invalid or inapplicable to a party the Company believes infringes or has misappropriated its intellectual property rights. In addition, litigation can:

●	be expensive and time-consuming to prosecute or defend;

●	result in a finding that the Company does not have certain intellectual property rights or that such rights lack sufficient scope or strength;

●	divert management’s attention and resources; or

●	require the Company to license its intellectual property.

The Company may rely on trademarks or service marks to establish a market identity for its products or services. To maintain the value of the Company’s trademarks or service marks, the Company might have to file lawsuits against third parties to prevent them from using marks confusingly similar to or dilutive of the Company’s registered or unregistered trademarks or service marks. The Company also might not obtain registrations for its pending or future trademark or service marks applications and might have to defend its registered trademarks or service marks and pending applications from challenge by third parties. Enforcing or defending the Company’s registered and unregistered trademarks or service marks might result in significant litigation costs and damages, including the inability to continue using certain marks.

The laws of foreign countries in which the Company may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States or the European Union. Adverse determinations in a judicial or administrative proceeding could prevent the Company from offering or providing its products or services or prevent the Company from stopping others from offering or providing competing services, and thereby have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company’s products, services or processes could be subject to claims of infringement of the intellectual property of others.

Claims that the Company’s products, services, business methods, or processes infringe upon the proprietary rights of others may not be asserted until after commencement of commercial sales of its offerings. Significant litigation regarding intellectual property rights exists in the Company’s industry. Third parties may make claims of infringement against the Company in connection with the use of its technology. Any claims, even those without merit, could:

●	be expensive and time consuming to defend;

●	cause the Company to cease making, licensing, or using services that incorporate the challenged intellectual property;

●	divert management’s attention and resources; or

●	require the Company to enter into royalty or licensing agreements in order to obtain the right to use a necessary feature of any proposed mobile app or other product or service.

The Company cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. The Company’s failure to obtain the necessary licenses or other rights could prevent the development or distribution of the Company’s products and services and, therefore, could have a material adverse effect on the Company’s business.

We may experience disruption to our servers or our software, which could cause us to lose customers.

Our ability to successfully create, manage and deliver our products and services will depend in large part on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. Failures of our network infrastructure could result in unanticipated expenses to address such failures and could prevent our customers from effectively utilizing our products or services, which could prevent us from retaining and attracting customers. We currently have a limited disaster recovery plan in place. Our system will be susceptible to natural and man-made disasters, including global pandemics, war, terrorism, earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Such a disruption could cause us to lose customers and possibly subject our company to litigation, any of which could have a material adverse effect on our business. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could incur capital expenditures in the event of unanticipated damage. In addition, our customers will depend on Internet service providers, or ISPs, for access to our website, and our PC and mobile game. In the past, ISPs, websites and mobile apps and games have experienced significant system failures and could, in the future, experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our customers from effectively utilizing our services.

A failure or breach of our security systems or infrastructure as a result of cyberattacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Information security risks for technology companies have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties or may result from human error or accidental technological failure. These threats include cyberattacks, such as computer viruses, malicious code, phishing attacks or information security breaches.

Our operations will, in part, rely on the secure processing, transmission and storage of confidential proprietary and other information in our computer systems and networks. Our customers will rely on our digital technologies, computer, email and messaging systems, software and networks to conduct their operations or to utilize our products or services. In addition, to access our products and services, our customers will use personal smartphones, tablet computers and other mobile devices that may be beyond our control.

If a cyberattack or other information security breach occurs, it could lead to security breaches of the networks, systems or devices that our customers use to access our products and services which could result in the unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information (including account data information) or data security compromises. Such events could also cause service interruptions, malfunctions or other failures in the physical infrastructure or operations systems that will support our business and customers, as well as the operations of our customers or other third parties. Any actual attacks could lead to damage to our reputation with our customers and other parties and the market, additional costs to our company (such as repairing systems, adding new personnel or protection technologies or compliance costs), regulatory penalties, financial losses to both us and our customers and partners and the loss of customers and business opportunities. If such attacks are not detected immediately, their effect could be compounded.

Although we will attempt to mitigate these risks, there can be no assurance that we will be immune to these risks and not suffer losses in the future.

We are subject to the risks and uncertainties of conducting business outside the U.S.

We expect to conduct business throughout the world and may derive a substantial amount of our revenues and profits from international trade, particularly from Europe and Asia. We expect that non-U.S. sales will account for all of our total revenues and profits and, moreover, that sales in emerging markets in Asia and elsewhere will be an important part of our international sales. As such, we are, and may be increasingly, subject to risks inherent in foreign trade generally, as well as risks inherent in doing business in non-U.S. markets, including increased tariffs and duties, compliance with economic sanctions, fluctuations in currency exchange rates, shipping delays, increases in transportation costs, international political, regulatory and economic developments, unexpected changes to laws, regulatory requirements, and enforcement on us and our platform partners and differing local business practices, all of which may impact profit margins or make it more difficult, if not impossible, for us to conduct business in foreign markets.

A deterioration in relations with any country in which we have significant operations or sales, or the implementation of government regulations in such a country, could result in the adoption or expansion of trade restrictions, including economic sanctions or absolute prohibitions, that could have a negative impact on our business. For instance, to operate in China, all games must have regulatory approval. A decision by the Chinese government to revoke its approval for our planned game or to decline to approve any product we desire to sell in China in the future could have a negative impact on our business, as could delays in the approval process. Additionally, legislation may be implemented in China that may require modifications to our products and our business model to satisfy regulatory requirements, such as Chinese regulations that limit the number of hours per week children under the age of 18 can play video games. The future implementation of similar or new laws or regulations in China or any other country in which we have operations or sales may restrict or prohibit the sale of our products or may require engineering modifications to our products and our business model that are not cost-effective, if even feasible at all, or could degrade the consumer experience to the point where consumers cease to purchase such products. Changes in Chinese game approval procedures in 2018 have resulted in reduced rates of approval for games and unclear approval timeframes, making it uncertain as to if and when new products will be approved for release in China.  Further, the continued enforcement of regulations relating to mobile and other games with an online element in China could have a negative impact on our business in China.

The laws of some countries either do not protect our products, brands, and intellectual property to the same extent as the laws of the U.S. or are inconsistently enforced. Legal protection of our rights may be ineffective in countries with weaker intellectual property enforcement mechanisms.

In addition, cultural differences may affect consumer preferences and limit the international popularity of games that might be popular in Europe or other western markets or require us to modify the content of the games or the method by which we charge our customers for the games to be successful. If we do not correctly assess consumer preferences in the countries in which we sell our products, it could negatively impact our business.

We are also subject to risks that our operations outside the U.S. could be conducted by our employees, contractors, third-party partners, representatives, or agents in ways that violate the Bermuda Anti-Bribery Act or other similar anti-bribery laws, as well as the Bermuda Proceeds of Crime Act or other similar financial crime laws. While we have policies, procedures, and training for our employees, intended to secure compliance with these laws, our employees, contractors, third-party partners, representatives, or agents may take actions that violate our policies. Moreover, it may be more difficult to oversee the conduct of any such persons who are not our employees, potentially exposing us to greater risk from their actions.

Our results of operations or reputation may be harmed as a result of objectionable consumer- or other third-party-created content.

Our planned games will support collaborative online features that allow consumers to communicate with one another and post narrative comments, in real time, that are visible to other consumers. Additionally, our game will allow consumers to create and share “user-generated content” that is visible to other consumers. From time to time, objectionable and offensive consumer content may be distributed within our game through these features or to gaming websites or other sites or forums with online chat features or that otherwise allow consumers to post comments. Although we expect to expend resources to promote positive play, our efforts may not be successful due to scale, limitations of existing technologies, or other factors. We may be subject to lawsuits, governmental regulation or restrictions, and consumer backlash (including decreased sales and harmed reputation), as a result of consumers posting offensive content.

Additionally, we expect to generate revenue through offering advertising within our game. The content of in-game advertisements may be created and delivered by third-party advertisers without our pre-approval, and, as such, objectionable content may be published in our games. This objectionable third-party-created content may expose us to regulatory action or claims related to content, or otherwise negatively impact our business. We may also be subject to consumer backlash from comments made in response to postings we make on social media sites such as Facebook, YouTube, and Twitter.

Exchange rate fluctuations could negatively affect our financial condition.

Although we operate globally, the financial statements for our subsidiary OAPLT are presented in euros. In addition to conducting business in the European Union, we plan to operate in Asia. Therefore, we have revenues and expenses denominated in euros, and expenses for our U.S. based legal and accounting advisors denominated in U.S. dollars. As a result, our business and share price may be affected by fluctuations between the euro and the U.S. dollar and the euro, which may have a significant impact on our reported results of operations and cash flows from period to period.

The COVID-19 pandemic may cause a material adverse effect on our business.

The COVID-19 pandemic continues to rapidly evolve. At this time, there continues to be significant volatility and uncertainty relating to the full extent to which the COVID-19 pandemic and the various responses to it will impact our business, operations and financial results. The global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending or investing, could also impact our business and demand for our services. For instance, consumer spending and investing may be negatively impacted by general macroeconomic conditions, including a rise in unemployment, and decreased consumer confidence resulting from the pandemic. Changing consumer and investor behaviors as a result of the pandemic may also have a material impact on our revenue.

The spread of COVID-19 has also adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. The pandemic has resulted, and may continue to result, in a significant disruption of global financial markets, which may reduce our ability to access capital in the future and could negatively affect our liquidity. As a result of a resurgence in COVID-19, such as the Omicron variant, our business could be subject to additional governmental regulations, including updated COVID-19 protocols, which could have a material impact on our business.

If the COVID-19 pandemic does not continue to slow and the spread of COVID-19 is not contained, our business operations could be delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having COVID-19, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Because purchases of our products and services are discretionary spending, if general economic conditions decline, demand for our products and services could decline.

Purchases of our planned products and services involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of products and services like ours, during periods in which favorable economic conditions prevail. As a result, our planned products and services are sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our selling and promotional expenses, in an effort to offset that reduction, and could negatively impact our business.

Industry and other market data used in this prospectus or in periodic reports that we may file in the future with the SEC, including those undertaken by us or our engaged consultants, may not prove to be representative of current and future market conditions or future results.

This prospectus includes or refers to, and periodic reports that we may in the future file with the SEC may include or refer to, statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties and surveys and studies that we undertook ourselves regarding the market potential for our current products. Although we believe that such information has been obtained from reliable sources, the sources of such data have not guaranteed the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. The results of this data represent various methodologies, assumptions, research, analysis, projections, estimates, composition of respondent pool, presentation of data and adjustments, each of which may ultimately prove to be incorrect, and cause actual results and market viability to differ materially from those presented in any such report or other materials.

Risks Related to Government Regulation and Being a Public Company

We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

We are subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the Internet as a commercial medium are rapidly evolving, extensive, and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. The California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law, will become effective January 1, 2023. The Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws, will become effective July 1, 2023. The Utah Consumer Privacy Act, regarding business handling of consumers’ personal data, becomes effective December 31, 2023. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. Although we do not intend to carry out any substantial business activities in the United States or to become subject to these laws, we must continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the U.S., data protection laws, including the EU General Data Protection Regulation, or the GDPR, also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require our company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, has elevated this topic from IT staff up to the executive and board level. We may therefore spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

Our business, products, and distribution will be subject to increasing regulation in key territories. If we do not successfully respond to these regulations, our business could be negatively impacted.

The video game industry continues to evolve, and new and innovative business opportunities are often subject to new attempts at regulation. As such, legislation is continually being introduced, and litigation and regulatory enforcement actions are taking place, that may affect the way in which we, and other industry participants, may offer content and features, and distribute and advertise our products. These laws, regulations, and investigations are related to protection of minors, gambling, screen time, business models, consumer privacy, cybersecurity, data protection, accessibility, advertising, taxation, payments, intellectual property, distribution, and antitrust, among others.

For example, many foreign countries have laws that permit governmental entities to restrict or prohibit marketing or distribution of interactive entertainment software products because of the content therein. In addition, certain jurisdictions have laws that restrict or prohibit marketing or distribution of interactive entertainment software products with random digital item mechanics, which we expect our planned game to include, or subject such products to additional regulation and oversight, such as reporting to regulators, mandatory disclosure to consumers of item drop rates, and higher age ratings for products that contain such mechanics.

Further, the growth and development of electronic commerce, virtual items, and currency may prompt calls for more stringent consumer protection laws that may impose additional burdens or limitations on operations of companies such as ours conducting business through the Internet and mobile devices, including related to screen time. Also, existing laws or new laws regarding the marketing of in-app purchases, regulation of currency, banking institutions, unclaimed property, and money laundering may be interpreted to cover virtual currency or goods. Additionally, laws may limit or prevent the auto-renewal of contracts and subscriptions. Further, the European Commission has recently imposed a large antitrust fine on a number of other game publishers who had been geoblocking certain EU countries. In addition, in 2019 the World Health Organization included “gaming disorder” in the 11th Revision of the International Classification of Diseases (ICD-11), leading some countries to consider legislation and policies aimed at addressing this issue. Moreover, the public dialogue concerning interactive entertainment may have an adverse impact on our reputation and consumers’ willingness to purchase our products.

The adoption and enforcement of legislation that restricts the marketing, content, business model, or sales of our products in countries in which we do business may harm the sales of our products, as the products we are able to offer to our customers and the size of the potential audience for our products may be limited. We may be required to modify certain product development processes or products or alter our marketing strategies to comply with regulations, which could be costly or delay the release of our products. In addition, the laws and regulations affecting our products vary by territory and may be inconsistent with one another, imposing conflicting or uncertain restrictions. Failure to comply with any applicable legislation may also result in government-imposed fines or other penalties, as well as harm to our reputation.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our services, which could lead to additional expenses and the loss of customers.

Our services depend on the ability of our customers to access the Internet. Currently, this access is provided by companies having significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Some of these providers have the ability to take measures including legal actions that could degrade, disrupt or increase the cost of user access to certain of our services by restricting or prohibiting the use of their infrastructure to support our services, charging increased fees to our users, or regulating online speech. Such interference could result in a loss of existing users, advertisers and goodwill, could result in increased costs and could impair our ability to attract new users, thereby harming our revenue and growth. Moreover, the adoption of any laws or regulations adversely affecting the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our services and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet and, in particular, Internet neutrality, in the U.S. is subject to uncertainty.

To the extent any laws, regulations or rulings permit Internet service providers to charge some users higher rates than others for the delivery of their content, Internet service providers could attempt to use such laws, regulations or rulings to impose higher fees or deliver our content with less speed, reliability or otherwise on a non-neutral basis as compared to other market participants, and our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anticompetitive practices impeding both our and our customers’ domestic and international growth, increasing our costs or adversely affecting our business. Additional changes in the legislative and regulatory landscape regarding Internet neutrality, or otherwise regarding the regulation of the Internet, could harm our business, operating results and financial condition.

Our business could be affected by new governmental regulations regarding the Internet.

To date, government regulations have not materially restricted use of the Internet in most parts of the world. However, the legal and regulatory environment relating to the Internet is uncertain, and governments may impose regulation in the future. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet or regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. The adoption of any new laws or regulations, or the narrowing of any safe harbors, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our products and services over the Internet or in specific jurisdictions, which could harm our business and our results of operations.

We operate in non-U.S. markets and are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, as well as anti-corruption laws and regulations in other countries. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We may be or become subject to various United States and non-U.S. anti-corruption laws, or Anti-Corruption Laws, including the FCPA and the Bermuda Bribery Act 2016 in Bermuda. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business. Our business operations also must be conducted in compliance with applicable economic sanctions laws and regulations, or Trade Controls, including rules administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the United Nations Security Council and other relevant authorities.

We strive to conduct our business activities in compliance with applicable Anti-Corruption Laws and Trade Controls, and we are not aware of issues of historical noncompliance. However, we cannot guarantee full compliance currently or in the future. Violations of Anti-Corruption Laws or Trade Controls, or even allegations of such violations, could result in civil or criminal penalties, as well as adversely affect our business, financial condition and results of operations. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.

The requirements of being a public company may strain our resources.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. Management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.

The Exchange Act requires that we file annual and other material reports with respect to our businesses, financial condition, and results of operations. In addition, we must establish the corporate infrastructure necessary for operating a public company, which may divert our management’s attention from implementing our growth strategy, which could delay or slow the implementation of our business strategies, and in turn, negatively impact our financial condition and results of operations.

Our internal controls over financial reporting currently may not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. In addition, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report on Form 20-F following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation through the implementation of new internal controls and procedures and hiring accounting or internal audit staff. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby be required to restate our financial statements or otherwise be subject to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under future financing arrangements. If we fail to meet our public reporting obligations, investors could lose confidence in us and the reliability of our financial statements, which could have a negative effect on the trading price of our Class B Common Shares. Confidence in the reliability of our financial statements also could suffer if we report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our Class B Common Shares.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.

Risks Related to This Offering and Ownership of Our Class B Common Shares

Our dual class voting structure has the effect of concentrating the voting control to holders of our Class A Common Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Common Shares due to exclusion from certain stock market indices.

We adopted a dual class voting structure such that our common shares consist of Class A Common Shares and Class B Common Shares, and we are authorized to issue any number of classes of preference shares. Class A Common Shares are entitled to twenty votes per share on proposals requiring or requesting shareholder approval, and Class B Common Shares are entitled to one vote on any such matter. In this offering, we are offering Class B Common Shares. Emanuele Filiberto di Savoia, our Chief Executive Officer, Interim Chief Financial Officer and a member of our board of directors, owns 6,000,000 of our outstanding Class A Common Shares, which amounts to 120,000,000 votes. As of the date of this prospectus, there are 9,500,000 Class A Common Shares outstanding representing voting power of 190,000,000 votes, 2,575,000 Class B Common Shares outstanding representing voting power of 2,575,000 votes, and no preference shares outstanding. As a result, out of a total of 12,075,000 outstanding common shares representing total voting power of 192,575,000 votes, Mr. di Savoia controls approximately 62.3% of the voting power before this offering.

Following this offering, taking into consideration the Class B Common Shares expected to be offered hereby and certain restricted share grants that we expect to make in connection with the 2023 Plan upon the closing of this offering, even if 100% of such shares are sold or granted, Mr. di Savoia will retain controlling voting power in our company based on having approximately [  ]% of the combined voting power of our outstanding common shares. Mr. di Savoia will have the ability to control the outcome of most matters requiring shareholder approval, including:

●	the election of our board and, through our board, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

●	mergers, de-mergers and other significant corporate transactions;

●	changes to our constitution; and

●	our capital structure.

This voting control and influence may discourage transactions involving a change of control of our company, including transactions in which you, as a holder of our Class B Common Shares, might otherwise receive a premium for your shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices to partially or fully exclude companies with multiple classes of shares from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common shares may prevent the inclusion of the Class B Common Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class B Common Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class B Common Shares.

There has been no prior public market for our Class B Common Shares and an active and liquid market may fail to develop, which could harm the market price of our Class B Common Shares.

Prior to this offering, there has been no public market for our Class B Common Shares. We have applied to list our Class B Common Shares on the Nasdaq Capital Market under the symbol “RLND”. The closing of this offering is contingent upon such listing. Although we anticipate our Class B Common Shares being approved for listing on Nasdaq, an active trading market for our Class B Common Shares may never develop or be sustained following this offering. The initial public offering price of our Class B Common Shares will be based and determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our Class B Common Shares after this offering. In the absence of an active trading market for our Class B Common Shares, investors may not be able to sell their Class B Common Shares at or above the initial public offering price or at the time that they would like to sell. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or assets by using our shares as consideration.

We may not be able to maintain a listing of our Class B Common Shares on Nasdaq.

Assuming that our Class B Common Shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our Class B Common Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Class B Common Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our Class B Common Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Class B Common Shares.

In addition, the permission of the Bermuda Monetary Authority is required, under the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (including the common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include our company’s common shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq or the New York Stock Exchange). In granting the general permission the Bermuda Monetary Authority accepts no responsibility for our company’s financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus. Consequently, if our company’s Class B Common Shares are delisted from Nasdaq, it will be necessary to obtain the prior permission of the Bermuda Monetary Authority to transfer such common shares to any transferee, subject to any applicable general permissions issued by the Bermuda Monetary Authority.

If our Class B Common Shares are delisted from Nasdaq, we expect our Class B Common Shares would be quoted on an over-the-counter market. If this were to occur, our shareholders could face significant material adverse consequences, including the need to receive permission from the Bermuda Monetary Authority to transfer their Class B Common Shares, limited availability of market quotations for the Class B Common Shares, and reduced liquidity for the trading of the Class B Common Shares. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future.

The delisting of our Class B Common Shares could therefore significantly impair our ability to raise capital and the value of your investment.

A significant portion of our Class B Common Shares may be sold into the public market in the near future, which could cause the market price of our Class B Common Shares to drop significantly, even if our business is doing well.

Future sales of our Class B Common Shares in the public market after this offering and the availability of Class B Common Shares for future sale could adversely affect the market price of our Class B Common Shares prevailing from time to time. Certain of our Class B Common Shares currently outstanding will not be available for sale shortly after this offering due to contractual restrictions on transfers of our Class B Common Shares under certain lock-up agreements. Upon the expiration of these lock-up agreements, Class B Common Shares will be eligible for sale 180 days after the date of this prospectus, provided that Class B Common Shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144 under the Securities Act, or Rule 144. Furthermore, under our bye-laws, we will be authorized to issue up to 430,000,000 Class B Common Shares, of which [  ] shares will be outstanding following this offering. Twelve (12) months following the date of this prospectus, we will no longer be restricted under the terms of our underwriting agreement from issuing or offering additional Class B Common Shares. Sales of substantial numbers of Class B Common Shares, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class B Common Shares and could impair our future ability to raise equity capital.

In addition, the Class B Common Shares subject to our 2023 Plan and the Class B Common Shares reserved for future delivery under the 2023 Plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Following this offering, we intend to file one or more registration statements on Form S-8 with the SEC, covering our Class B Common Shares available for future issuance under the Plan. Upon effectiveness of such registration statements, any Class B Common Shares subsequently issued under such Plan will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the Class B Common Shares issued under the Plan in the public market could have an adverse effect on the market price of our Class B Common Shares. If these additional Class B Common Shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our Class B Common Shares could decline substantially.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase shares in this offering, you will pay more for your Class B Common Shares than the amount paid by our existing shareholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $[  ] per share to new investors purchasing our shares in this offering if the maximum number of shares being offered are sold, assuming a public offering price of $[  ] per share. In addition, you will experience further dilution to the extent that our shares are granted as awards under or issued upon the exercise of share options under our 2023 Plan. All of the shares issuable under the 2023 Plan will be issued at a purchase price on a per share basis that is less than the assumed public offering price per share in this offering. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus titled “Dilution.”

Future issuances of our Class B Common Shares or securities convertible into, or exercisable or exchangeable for, our Class B Common Shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our Class B Common Shares to decline and would result in the dilution of your holdings.

Future issuances of our Class B Common Shares or securities convertible into, or exercisable or exchangeable for, our Class B Common Shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our Class B Common Shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our Class B Common Shares. In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our Class B Common Shares. In connection with this offering, we will become subject to a lock-up requirement that prevents us, subject to certain exceptions, from offering additional shares for up to 365 days after the date of this prospectus, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements and provisions, these lock-up agreements and provisions may be waived by our underwriters at any time and without notice. If any lock-up restrictions are waived, our Class B Common Shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our Class B Common Shares.

Future issuances of debt securities, which would rank senior to our Class B Common Shares upon our bankruptcy or liquidation, and future issuances of preference shares, which could rank senior to our Class B Common Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Class B Common Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Class B Common Shares. Moreover, if we issue preference shares, the holders of such preference shares could be entitled to preferences over holders of Class B Common Shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preference shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Class B Common Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Class B Common Shares.

Our operating results and share price may be volatile, and the market price of our Class B Common Shares after this offering may drop below the price you pay.

Our operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our Class B Common Shares may fluctuate in response to various factors, including:

●	market conditions in the broader stock market;

●	actual or anticipated fluctuations in our financial and operating results;

●	introduction of new products or services by us or our competitors;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	changes in debt ratings;

●	results of operations that vary from expectations of securities analysts and investors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	strategic actions by us or our competitors;

●	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;

●	sales, or anticipated sales, of large blocks of our Class B Common Shares;

●	additions or departures of key personnel;

●	regulatory, legal, or political developments;

●	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	litigation and governmental investigations;

●	changing economic conditions;

●	changes in accounting principles; and

●	other events or factors, including those from natural disasters, pandemics, wars, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class B Common Shares to fluctuate substantially. While we believe that operating results for any particular period are not necessarily a meaningful indication of future results, fluctuations in our operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Class B Common Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Class B Common Shares.

In addition to the risks addressed above under “— Our operating results and share price may be volatile, and the market price of our Class B Common Shares after this offering may drop below the price you pay,” our Class B Common Shares may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the relevant company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class B Common Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Class B Common Shares may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class B Common Shares. In addition, investors in our Class B Common Shares may experience losses, which may be material, if the price of our Class B Common Shares declines after this offering or if such investors purchase our Class B Common Shares prior to any price decline.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class B Common Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class B Common Shares could decline.

The trading market for our Class B Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class B Common Shares, changes their opinion of our Class B Common Shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class B Common Shares could decrease and we could lose visibility in the financial markets, which could cause our Class B Common Shares and trading volume to decline. In addition, we may be expected to provide various measures of financial guidance, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of our Class B Common Shares could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

We have broad discretion in the use of the net proceeds from the offering and may not use them effectively.

Our board will have broad discretion in applying the net proceeds of this offering and investors will be relying on our judgment regarding the application of the net proceeds of this offering. See “Use of Proceeds.” Pending their use, we may invest the net proceeds from the offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Based on our planned use of the net proceeds of the offering and our current cash, cash equivalents and current financial assets, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the date of this prospectus. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. The failure by our management to apply these funds effectively could harm our business and financial condition.

We have never paid cash dividends on our securities and do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on any class of our common shares to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common shares. Accordingly, investors must be prepared to rely on sales of their Class B Common Shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Class B Common Shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

Our business is subject to various taxes in different jurisdictions (mainly France), which include, among others, the French corporate income tax (“IS”), local economic contribution tax (“CET”), value added tax (“VAT”), excise duty, registration tax and other indirect taxes. We are exposed to the risk that our overall tax burden may increase in the future.

Changes in tax laws or regulations, or in the position of the relevant French and non-French authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retroactively, could have a material adverse effect on our business, results of operations and financial condition. These changes include the introduction of a global minimum tax at a rate of 15% under the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy, agreed upon by over 130 jurisdictions under the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting and to be implemented as from January 1, 2024.

In addition, tax laws are complex and subject to subjective valuations and interpretive decisions, and we periodically may be subject to tax audits aimed at assessing our compliance with direct and indirect taxes. The tax authorities may not agree with our interpretations of, or the positions we have taken or intend to take on, tax laws applicable to our ordinary activities and extraordinary transactions. In case of challenges by the tax authorities to our interpretations, we could face long tax proceedings that could result in the payment of additional tax and penalties, with potential material adverse effects on our business, results of operations and financial condition.

If a United States person is treated as owning at least 10% of any class of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of any class of our common shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Our group includes one or more U.S. subsidiaries, and, as a result, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation (although recent regulations significantly limit the application of these rules). A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether the controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations may subject U.S. shareholders to significant monetary penalties and may prevent the statute of limitations with respect to their U.S. federal income tax return for the year for which reporting was due from starting. An individual who is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a U.S. shareholder with respect to any of such controlled foreign corporations or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. U.S. investors should consult their advisors regarding the potential application of these rules to an investment in our Class B Common Shares.

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

With respect to any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the rules and regulations promulgated thereunder, we note, however, that Section 22 of the Securities Act provides jurisdiction for U.S. federal courts over offenses and violations under the Securities Act or the rules and regulations thereunder and generally provides concurrent jurisdiction for U.S. federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and Section 27 of the Exchange Act creates exclusive U.S. federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

With respect to any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act provides jurisdiction for federal courts over offenses and violations under the Securities Act or the rules and regulations thereunder and generally provides concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, section 14 of the Securities Act and section 29(a) of the Exchange provide that any “condition, stipulation, or provision” waiving compliance with any provision of either act is void.

The provisions of our bye-laws described above will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

We have provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include, among others:

●	restrictions on the time period in which directors may be nominated;

●	the prohibition of cumulative voting in the election of directors, which prevents a shareholder from casting all the votes to which the shareholder is entitled on a single director;

●	the requirement for shareholders wishing to propose a person for election as a director (other than persons proposed by our board of directors) to give advance written notice of nominations for the election of directors;

●	directors only to be removed for cause; and

●	our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares. See “Description of Share Capital and Bye-Laws.”

Legislation enacted in Bermuda as to economic substance may affect our operations.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service centre, intellectual property and holding entities.

Based on the ES Act as currently understood, for so long as our company is a non-resident entity, it is not required to satisfy any such economic substance requirements other than providing the Bermuda Registrar of Companies annually information on the jurisdiction in which it claims to be resident for tax purposes together with sufficient evidence to support that tax residence. Although it is presently anticipated that the ES Act will have little material impact on our company or its operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of the ES Act on our company.

We may need or be required to have employees in Bermuda but may not be able to obtain the required work permits under Bermuda law.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of Permanent Residents’ Certificates and holders of Working Residents’ Certificates) may not engage in any gainful occupation in Bermuda without a valid government work permit. A work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian, spouse of a Bermudian, or holder of a Permanent Resident’s or Working Resident’s Certificate who meets the minimum standards reasonably required by the employer has applied for the job. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. Although we currently have no employees in Bermuda, in the future our success may depend in part on the service of key employees in Bermuda, including if the Bermudian authorities were to find that the ES Act (described above) applies to our business. Should we not be able to recruit suitable Bermudian employees, or obtain work permits for prospective non-Bermudian employees, we may not be able to use their services, which could have a material adverse effect on our business, financial condition and results of operations.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act); or

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”.

We may take advantage of these home country exemptions. See “Management – Foreign Private Issuer Exemption” for more information. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

For an overview of our corporate governance principles, see “Description of Share Capital and Bye-Laws.” Accordingly, in the future, you may not have the same protections afforded to shareholders of other companies that are subject to these Nasdaq requirements.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Upon the completion of this offering, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we may incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS as required by Bermudian law. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the shares in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material United States and Bermuda Income Tax Considerations—U.S. Federal Income Taxation Considerations—Passive Foreign Investment Company Consequences” for additional information.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act. As a result, we will be permitted to, and intend to, rely on provisions providing for certain exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of an emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common shares.

We are a “smaller reporting company” within the meaning of the U.S. securities law, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act define a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we will not be required and may not include a Compensation Discussion and Analysis section in our annual reports or proxy statements, if any; we will provide only two years of financial statements; and we need not provide disclosures of other matters required for other public companies. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our Class B Common Shares less attractive to potential investors, which could make it more difficult for our shareholders to sell their shares.

As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq rules, a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, is not subject to certain corporate governance requirements otherwise applicable to companies listed on Nasdaq. For example, a smaller reporting company is exempt from the requirement of having a compensation committee composed solely of directors meeting certain enhanced independence standards, as long as the compensation committee has at least two members who do meet such standards. Although we have not yet determined to avail ourselves of this or other exemptions from Nasdaq requirements that are or may be afforded to smaller reporting companies, assuming that our shares become listed on Nasdaq and remain so listed, in the future we may elect to rely on any or all of such exemptions. By electing to utilize any such exemptions, our company may be subject to greater risks of poor corporate governance, poorer management decision-making processes, and reduced results of operations from problems in our corporate organization. Consequently, our share price may suffer, and there is no assurance that we will be able to continue to meet all continuing listing requirements of Nasdaq from which we will not be exempt, including minimum share price requirements.

As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation, (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors.

Emanuele Filiberto di Savoia, our Chief Executive Officer, Interim Chief Financial Officer and a member of our board of directors, owns 6,000,000 of our outstanding Class A Common Shares, which amounts to 120,000,000 votes. As of the date of this prospectus, there are 9,500,000 Class A Common Shares outstanding representing voting power of 190,000,000 votes, 2,575,000 Class B Common Shares outstanding representing voting power of 2,575,000 votes, and no preference shares outstanding. As a result, out of a total of 12,075,000 outstanding common shares representing total voting power of 192,575,000 votes, Mr. di Savoia controls approximately 62.3% of the voting power before this offering. Following this offering, taking into consideration the Class B Common Shares expected to be offered hereby and certain restricted share grants that we expect to make in connection with the 2023 Plan upon the closing of this offering, even if 100% of such shares are sold, Mr. di Savoia will retain controlling voting power in our company based on having approximately [  ]% of all voting rights. As a result, we will be a “controlled company” under Nasdaq’s rules.

Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future if we are a controlled company after this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our Class B Common Shares to look less attractive to certain investors or otherwise harm our trading price.

Certain of our major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Emanuele Filiberto di Savoia, our Chief Executive Officer, Interim Chief Financial Officer and a member of our board of directors, may be deemed to beneficially own approximately [  ]% of our issued and outstanding shares after giving effect to this offering, Daniel Joseph McClory, our Executive Chairman and a member of our board of directors, may be deemed to beneficially own approximately [  ]% of our issued and outstanding shares after giving effect to this offering, and Jean-Claude Sindres, our Chief Strategy and Creative Officer, may be deemed to beneficially own approximately [  ]% of our issued and outstanding shares after giving effect to this offering. There may be real or apparent conflicts of interest with respect to matters affecting such shareholders and their affiliates whose interests in some circumstances may be adverse to our interests.

For so long as such shareholders continue to own a significant percentage of our common shares, they will be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of our common shares, they may be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your common shares as part of a sale of our company and ultimately might affect the market price of our common shares.

If our Class B Common Shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our Class B Common Shares is less than $5.00, our Class B Common Shares could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Class B Common Shares, and therefore shareholders may have difficulty selling their shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our projected revenues, profits, earnings and other estimated financial information;

●	our ability to secure additional funding necessary for the expansion of our business;

●	the growth of and competition trends in our industry;

●	our expectations regarding the popularity, demand for, and market acceptance of, our products and of our game;

●	our ability to maintain strong relationships with our customers, clients and service suppliers;

●	our ability and third parties’ abilities to protect intellectual property rights;

●	our expectation regarding the use of proceeds from this offering;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

After deducting the estimated underwriters’ commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $ from this offering (or approximately $      if the underwriters exercise the over-allotment option in full), based on an assumed initial public offering price of $       per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus.

We intend to use the net proceeds from this offering as follows:

●	60% of the net proceeds for development of TheRoyal.Land and related products and services;

●	20% of the net proceeds for sales and marketing; and

●	20% of the net proceeds for working capital and general corporate purposes.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class B Common Shares—We have broad discretion in the use of the net proceeds from the offering and may not use them effectively.”

DIVIDEND POLICY

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant, and will be subject to compliance with applicable laws. Under Bermuda law, a company may not declare or pay a dividend if there are reasonable grounds to believe that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each Class A Common Share and Class B Common Share will be entitled to dividends, pari passu, if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. See also “Risk Factors—Risks Related to This Offering and Ownership of Our Class B Common Shares— We have never paid cash dividends on our securities and do not intend to pay dividends for the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2022:

●	on an actual basis;

●	on a pro forma basis to give effect to the sale of 2,000,000 Class B Common Shares for $0.25 per share for total net proceeds of $500,000 pursuant to our August 2022 and September 2022 private placements and the sale of 75,000 Class B Common Shares for $0.50 per share for total proceeds of $37,500 pursuant to the exercise of share options in November 2022; and

●	on a pro forma as adjusted basis to reflect the sale of shares by us in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, resulting in net proceeds to us of $ after deducting (i) underwriter commissions of $ and (ii) our estimated other offering expenses of $ .

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our common shares and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2022
	Actual	Pro Forma	Pro Forma As Adjusted
	$	$	$
Cash	71,034
Total long-term obligations	-
Shareholders’ deficit	-
Share capital
Class A Common Shares of par value $0.0002 each, 20,000,000 Class A Common Shares authorized, 9,000,000 shares issued and outstanding	1,800
Class B Common Shares of par value $0.0002 each, 430,000,000 Class B Common Shares authorized, 900,000 shares issued and outstanding	180
Subscription receivable	-
Additional paid-in capital	223,020
Accumulated deficit	(171,120)
Total shareholder’s deficit	53,880
Total capitalization	53,880

If the underwriters exercise the over-allotment option in full, each of our as adjusted cash, share capital, total shareholders’ equity and total capitalization would be $      , $       , $       and $       , respectively.

Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately $       (or $      if the underwriters exercise the over-allotment option in full), after deducting (i) estimated underwriter commissions and (ii) offering expenses, in each case, payable by us.

The table above excludes the following shares:

●	2,000,000 Class B Common Shares that will be reserved for issuance under the 2023 Plan;

●	Class B Common Shares issuable upon exercise of placement agent’s warrants; and

●	up to Class B Common Shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

DILUTION

If you invest in our Class B Common Shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and our net tangible book value per common share after this offering. Dilution results from the fact that the assumed initial public offering price per common share is substantially in excess of the net tangible book value per common share attributable to the existing shareholders for our presently outstanding common shares.

Our net tangible book value was approximately $53,880, or approximately $0.006 per Class A Common Share and $0.06 per Class B Common Share, as of June 30, 2022. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting intangible assets and deferred tax assets from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per share after giving effect to this offering.

After giving effect to our sale of           shares of our Class B Common Shares in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, and adjusting for the change in our pro forma net tangible book value subsequent to June 30, 2022 due to the sale of 2,000,000 Class B Common Shares at $0.25 per share for total net proceeds of $500,000 pursuant to our August 2022 and September 2022 private placements and the sale of 75,000 Class B Common Shares for $0.50 per share for total proceeds of $37,500 pursuant to the exercise of share options in November 2022, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2022 would have been approximately $           , or approximately $            per share. This amount represents an immediate increase in pro forma net tangible book value of $            per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $            per share to purchasers of our Class B Common Shares in this offering, as illustrated in the following table.

Assumed initial public offering price per Class B Common Share	$
Historical net tangible book value per common share as of June 30, 2022
Pro forma as adjusted net tangible book value per common share as of June 30, 2022
Increase in net tangible book value per common share attributable to new investors
Dilution per share to new investors purchasing Class B Common Shares in this offering	$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per common share, as adjusted to give effect to this offering, would be $        per share, and the dilution in pro forma net tangible book value per share to new investors purchasing Class B Common Shares in this offering would be $ per share.

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net tangible book value per share after giving effect to this offering by $       per share and the dilution in net tangible book value per share to new investors in this offering by $       per share, assuming no change to the number of Class B Common Shares offered by us as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class B Common Shares and other terms of this offering determined at pricing.

The following table sets forth, as of June 30, 2022, the total number of common shares previously issued and sold to existing investors, the total consideration paid for the foregoing and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriter commissions and offering expenses, in each case payable by us, and assumes no exercise of the over-allotment option.

	Shares Purchased			Total Consideration			Average Price Per
	Number	%		Amount		%	Share
Existing shareholders	[ ]	[ ]	%	$	[ ]	[ ]	$	[ ]
New investors	[ ]	[ ]	%	$	[ ]	[ ]	$	[ ]
Total	[ ]	100%		$	[ ]	100%	$	[ ]

The outstanding share information in the table above is based on 9,500,000 shares of our Class A Common Shares and 2,575,000 shares of our Class B Common Shares outstanding as of June 30, 2022 on a pro forma as adjusted basis and excludes:

●	2,000,000 Class B Common Shares that will be reserved for issuance under the 2023 Plan;

●	Class B Common Shares issuable upon exercise of placement agent’s warrants; and

●	up to Class B Common Shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

To the extent that any outstanding options or warrants are exercised, new options, restricted shares or other securities are issued under our share-based compensation plans, or new preference shares are issued, or we issue additional Class A Common Shares or Class B Common Shares in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The audited consolidated financial statements for the years ended June 30, 2022 and 2021 are prepared pursuant to IFRS. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

RoyaLand is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around a mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. We are actively focused on developing a novel, interactive and immersive game based on a player-empowered design. We plan to build proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content.

We are developing TheRoyal.Land and myRoyal.World in collaboration with our founder, the Monaco-based grandson of the last King of Italy, Emanuele Filiberto di Savoia, who claims the titles of His Royal Highness, Prince of Venice, and Prince of Piedmont and is also referred to in this prospectus as the hereditary “Prince of Italy.” In addition, with the support of and affiliation with five other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria and Yugoslavia, collectively referred to as the Royal Families, TheRoyal.Land is intended to deliver this unique past-meets-future entertainment experience.

We believe that TheRoyal.Land will introduce the first historically inspired monarchy-based MMORPG, founded by the Prince of Italy and reinforced by the Royal Families.

Our objective is to connect and engage with players from around the world through epic royalty-themed entertainment by becoming a worldwide leader in the development, publishing, and distribution of high-quality interactive entertainment content and services, as well as related media, that deliver engaging entertainment experiences to our network of connected players on a year-round basis. Players, in their selected roles, will represent every part of TheRoyal.Land society. From the Artisans that guide the skilled trades of old to the Knights and Squires that guard the Realm. From Prisoner to Prince, each role will hold specific purposes, abilities, skills, chances for advancement, and adventures.

To that end, we expect to capitalize on the expanding video games market, with worldwide revenue expected to grow to approximately $366 billion in 2023, and the increased interest in the world of royalty, to expand our brand and our products worldwide (https://www.statista.com/outlook/dmo/digital-media/video-games/worldwide).

Once we launch our initial products over the next six months, our revenue will depend on our ability to successfully assemble an engaged community around TheRoyal.Land, who we believe will become long-term players of our mobile and online games. We expect that our future revenues will depend on our ability to monetize the game-playing environment of TheRoyal.Land, as well as potential ancillary products, services, and events.

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s and OAPLT’s ability to continue as a going concern. While we had cash of $71,034 as of June 30, 2022, we had a net loss and an accumulated deficit of $171,120 for the period then ended. OAPLT had cash of €5,292 and an accumulated deficit of €22,390 as of June 30, 2022. On November 29, 2022, we entered into a share purchase agreement to acquire all of OAPLT’s share capital. As a result, the share purchase became effective under French law, and OAPLT became our wholly-owned subsidiary. We estimate that we will be able to conduct our planned operations using currently available capital resources for the next twelve months. However, in order to meet our growth expectations, we will need to raise funds beyond our current working capital balance in order to finance future development of services and acquisitions and meet any debt obligations until such time as future profitable revenues are achieved. We will seek to fund our operations through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. However, the Company may not be able to raise adequate funds for capital expenditures, working capital and other cash requirements from capital markets on acceptable terms, or at all. Advances from an officer or shareholder may likewise be unavailable. The Company’s failure to raise capital as and when needed and generate significantly higher revenues than operating expenses to achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern”.

Recent Developments

Founder Share Issuances

On January 28, 2022, RoyaLand Company issued 100,000 shares of common stock in connection with the incorporation of the RoyaLand Company, at an issue price of $0.001 per share, for a total consideration of $100. On March 1, 2022, the RoyaLand Company amended its articles of incorporation to authorize 300,000,000 shares of stock, consisting of (i) 250,000,000 shares of Common Stock, $0.001 par value per share, of which, 20,000,000 shares were designated Class A Common Stock, par value $0.001 per share, or the Class A Common Stock, and 230,000,000 shares were designated as Class B Common Stock, $0.001 par value per share, or the Class B Common Stock, and (ii) 50,000,000 shares of Preferred Stock, $0.001 par value per share; and effected a 100 to 1 forward stock split resulting in issued and outstanding shares of 6,500,000 of Class A Common Stock and 3,500,000 shares of Class B Common Stock.

The following table presents all of the shares owned before and after the forward stock split.

Shareholder	Common Stock Before Split	Class A Common Stock After Split	Class B Common Stock After Split	Aggregate Purchase Price Paid
Emanuele Filiberto di Savoia, Chief Executive Officer, Interim Chief Financial Officer and Director	65,000	6,500,000	-	$65
Pinehurst Partners LLC (1)	25,000	-	2,500,000	$25
Jean-Claude Sindres, Chief Strategy and Creative Officer	10,000	-	1,000,000	$10

(1)	Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Common Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301.

On October 25, 2022, we issued 1,000,000 Class A Common Shares in connection with the incorporation of The RoyaLand Company Ltd., at an issue price of $0.0002 per share, for a total consideration of $200. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Class A Common Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our common shares.

Shareholder	Class A Common Shares	Aggregate Purchase Price Paid
Emanuele Filiberto di Savoia, Chief Executive Officer, Interim Chief Financial Officer and Director	650,000	$130
Pinehurst Partners LLC (1)	250,000	$50
Jean-Claude Sindres, Chief Strategy and Creative Officer	100,000	$20

(1)	Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Common Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301.

Private Placements

On August 12, 2022 and September 30, 2022, RoyaLand Company conducted private placements of shares of Class B Common Stock and entered into certain subscription agreements with a number of (i) “accredited investors” as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, RoyaLand Company issued 2,000,000 shares of Class B Common Stock at $0.25 per share for a total of $500,000. The shares were subsequently exchanged for Class B Common Shares as described below under “—Share Exchange Agreements”. The Class B Common Shares that the private placement investors now hold as a result of these transactions are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale—Lock-Up Agreements”.

Share Exchange Agreements

On November 28, 2022, we entered into a share exchange agreement with RoyaLand Company and its stockholders, pursuant to which all the stockholders of RoyaLand Company exchanged their shares for an equal number of shares in the Company, except for Emanuele Filiberto di Savoia, Pinehurst Partners, LLC, and Jean-Claude Sindres, who received the amount of shares they had in RoyaLand Company minus the amount of Company shares they subscribed for on October 25, 2022. As a result, the share exchange became effective under Nevada and Bermuda law, and RoyaLand Company became our wholly-owned subsidiary.

On November 29, 2022, we entered into a share purchase agreement as buyer with the shareholders of OAPLT as sellers, pursuant to which we purchased all of OAPLT’s share capital for €122,500 and the option for the sellers to subscribe for up to 75,000 Class B Common Shares of the Company at a maximum price of $0.50 per share. As a result, the share purchase became effective under French law, and OAPLT became our wholly-owned subsidiary. On November 29, 2022, the sellers exercised their option to subscribe for 75,000 Class B Common Shares for $0.50 per share in reliance upon the provisions of Regulation S promulgated under the Securities Act.

Share Transfer

On January 6, 2023, Emanuele Filiberto di Savoia, our Chief Executive Officer, Interim Chief Financial Officer and director, transferred 500,000 Class A Common Shares to Arturo Barone, which upon transfer were automatically converted to 500,000 Class B Common Shares.

Impact of COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity around the world.

The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the Italian economy as a whole, as well as the local economy where we conduct our operations. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the COVID-19 pandemic does not continue to slow and the spread of COVID-19 is not contained, our business operations, could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having COVID-19, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. See also “Risk Factors” for more information.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire and retain new customers and users;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our Common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

The financial statements presented in this filing include the consolidated financial statements of the Company and the separate financial statements of OAPLT, a predecessor company, which was acquired on November 29, 2022. The financial statements of the Company are expressed in U.S. dollars and the financial statements of OAPLT are expressed in euros, each of which is their functional currency. Euros are translated into U.S. dollars at the average exchange rate for the period presented of $1.127826 per €1.00. After the Share Exchange Agreements discussed above, the Company and OAPLT will be consolidated.

The RoyaLand Company Ltd (the “Company”) - The consolidated financial statements of the Company encompass the period from January 28, 2022 (the inception of its U.S. incorporated predecessor company) through June 30, 2022 and therefore have no comparison to a prior period.

The following table sets forth key components of the Company’s results of operations during the period ended June 30, 2022.

	Amount	% of Revenue
Revenue	$-		-%
Cost of revenue	-		-%
General and administrative expenses	171,120	N/A	%
Operating loss	(171,120)	N/A	%
Other income (expenses)	-		-%
Loss before income taxes	(171,120)	N/A	%
Provision for income taxes	-		-%
Net loss	$(171,120)	N/A	%

General and administrative expenses consist mainly of consulting fees of $166,193 and legal fees of $3,915. The consulting fees are related to the development of TheRoyal.Land game while the legal fees were incurred in the establishment of corporate entities.

OAPLT - Comparison of Years June 30, 2022 and 2021

The following table sets forth key components of OAPLT’s results of operations during the years ended June 30, 2022 and 2021.

	Years Ended June 30,
	2022			2021
	€	$	% of Revenue	€	% of Revenue
Revenue	26,533	29,925	100%	35,542	100%
Cost of revenue	-	-	-%	-	-%
General and administrative expenses	56,315	63,514	212%	42,850	(121)%
Operating loss	(29,782)	(33,589)	(112)%	(7,308)	(21)%
Other income	3,618	4,080	14%	17,350	49%
Income (loss) before income taxes	(26,164)	(29,509)	(99)%	10,042	28%
Provision for income taxes	-	-	-%	-	-%
Net income (loss)	(26,164)	(29,509)	(99)%	10,042	28%

Revenue

The principal activities of OAPLT for the years ended June 30, 2022 and 2021 were the conception, development and management of a digital and artistic creation studio, and included the creation of apps, websites, the hosting of web products and the provision of services in relation thereto. Revenue for the years ended June 30, 2022 and 2021 was €26,533 and €35,542, respectively, representing a decrease of 25.3%. The decrease was due to fewer client engagements in the year ended June 30, 2022.

General and administrative expenses

General and administrative expenses principally consisted of wages and benefits, accounting costs, bad debts and taxes. General and administrative expenses for the years ended June 30, 2022 and 2021 were €56,315 and €42,850, respectively, an increase of 31.4%. The increase was mainly the result of higher wages and benefits (up €5,172), higher accounting costs (up €3,171), higher bad debts (up €1,189), and higher other expenses such as supplies, subscriptions, etc. (up €4,694), offset slightly by lower taxes (down €761).

Operating loss

Operating loss for the years ended June 30, 2022 and 2021 was €29,782 and €7,308, respectively, an increase of 307.5%. The increase in operating loss was due to the factors described above.

Other income

Other income mainly consisted of operating grants and was €3,618 and €17,350 for the years ended June 30, 2022 and 2021, respectively. The year ended June 30, 2022 contained fewer grants than the year ended June 30, 2021.

Net income (loss)

Since there was no provision for income taxes for the years ended June 30, 2022 and 2021, net loss before income taxes and net loss were both €26,164 for 2022 and net income before income taxes and net income were both €10,042 for 2021. The change in net income (loss) was due to the factors described above.

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash of $71,034 and OAPLT had cash of €5,292 (approximately $5,544). As of June 30, 2021, OAPLT had cash of €29,238 (approximately $34,665). To date, we have financed our operations primarily through operations (OAPLT) and sales of our shares (the Company).

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations and equity financings to fund our operations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The impact of COVID-19 on our business has been considered in these assumptions; however, it is too early to know the full impact of COVID-19 or its timing on a return to more normal operations.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The accompanying consolidated financial statements for the Company and the financial statements for OAPLT have been prepared assuming that both will continue as going concerns. However, our independent registered public accounting firm has expressed substantial doubt as to both entities ability to continue as a going concern. While we had cash of $71,034 as of June 30, 2022, we had a net loss and an accumulated deficit of $171,120 for the period then ended. OAPLT had cash of €5,292 and an accumulated deficit of €22,390 as of June 30, 2022. As a result, there is substantial doubt about the Company’s and OAPLT’s ability to continue as going concerns. On November 29, 2022, we entered into a share purchase agreement to acquire all of OAPLT’s share capital. As a result, the share purchase became effective under French law, and OAPLT became our wholly-owned subsidiary.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. These plans, if successful, will mitigate the factors which raise substantial doubt about our ability to continue as a going concern.

However, the sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus.

The RoyaLand Company Ltd (the “Company”) - The following table sets forth key components of the Company’s cash flow during the period ended June 30, 2022.

Period Ended June 30, 2022
Net cash used in operating activities	$(155,966)
Net cash provided by (used in) investing activities	-
Net cash provided by financing activities	227,000
Net increase in cash	71,034
Cash, beginning of period	-
Cash, end of period	$71,034

To date, the Company has financed its operations primarily through the sale of its shares.

During the period ended June 30, 2022, net cash used in operating activities results from the Company’s net loss of $171,120 offset by an increase in accounts payable and accrued liabilities of $15,154.

During the period ended June 30, 2022, there was no net cash provided by (used in) investing activities.

During the period ended June 30, 2022, net cash provided by financing activities resulted from proceeds from the sale of the Company’s shares of $225,000 and advances from a related party of $2,000.

OAPLT - The following table sets forth key components of the Company’s cash flow during the years ended June 30, 2022 and 2021.

	Years Ended June 30,
	2022		2021
	€	$	€
Net cash provided by (used in) operating activities	(23,964)	(27,028)	6,456
Net cash provided by (used in) investing activities	-	-	-
Net cash provided by (used in) financing activities	18	21	(853)
Net increase (decrease) in cash	(23,946)	(27,007)	5,603
Cash, beginning of year	29,238	34,665	23,635
Foreign currency translation adjustment	-	(2,114)	-
Cash, end of year	5,292	5,544	29,238

To date, OAPLT has financed its operations primarily through customer revenue.

Net cash used in operating activities for the year ended June 30, 2022 resulted from OAPLT’s net loss of €26,164 offset somewhat by changes in operating assets and liabilities. Net cash provided by operating activities in the year ended June 30, 2021 resulted from OAPLT’s net income of €10,042, increased by changes in accounts payable/accrued liabilities, and offset by an increase in accounts receivable.

There was no net cash provided by (used in) investing activities for the years ended June 30, 2022 and 2021.

Net cash provided by (used in) financing activities for both periods relate to changes in amounts due to related parties.

Please see “Description of Share Capital and Bye-laws—History of Securities Issuances” for a description of our recent private placements of securities.

Contractual Obligations

None

Capital Expenditures

None

Lease Commitments

None

Contingencies

We are currently not a defendant in any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Risk Management Overview

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign exchange rates as well as, to a lesser extent, inflation and credit and concentration risks. This note provides information about our exposure to each of these risks, our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Financial Risk Factors (the Company)

We believe our activities do not expose us to any market, credit or liquidity risk. We estimate that we will receive net proceeds of approximately $         in this offering, based upon an assumed initial public offering price of $      per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, assuming no exercise of the over-allotment option and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

Financial Risk Factors (OAPLT)

Given the short-term nature of OAPLT’s assets and liabilities and the stability of the markets in which it operates, we believe its exposure to be minimal. The exposure to credit risk is influenced mainly by the individual characteristics of each customer and the concentration of risk from the top few customers. Given that OAPLT’s customer agreements generally consist of one performance obligation, its exposure to credit risk is also not significant. With respect to liquidity, OAPLT’s ability to meet its obligations on time is dependent on the success of its operations, which to date have given it adequate liquidity to meet our obligations.

With respect to concentration risks, for the year ended June 30, 2022, five customers accounted for 94.1% of net revenues with one customer accounting for 30.2% of net revenues.

OAPLT’s cash flows, financial assets and liabilities are denominated in euros, which is OAPLT’s functional and reporting currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the euro, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

We estimate that we will receive net proceeds of approximately $         in this offering, based upon an assumed initial public offering price of $       per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, assuming no exercise of the over-allotment option and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Assuming that we convert the full amount of the net proceeds from this offering into euros, a 10.0% appreciation of the dollar against the euro, from the exchange rate of €0.9552 per $1.00 as of June 30, 2022 to a rate of €1.0507 per $1.00, will result in an increase of approximately €      in our net proceeds from this offering. Conversely, a 10.0% depreciation of the dollar against the euro, from the exchange rate of €0.9552 per $1.00 as of June 30, 2022 to a rate of €0.8597 for $1.00, will result in a decrease of €         in our net proceeds from this offering.

Critical Accounting Policies and Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of our Company’s functional currencies and the collectability of our accounts receivable and other current assets. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the financial statements for the years ended June 30, 2022 and 2021.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3	—	Unobservable inputs which are supported by little or no market activity.

Revenue Recognition

We recognize revenue in OAPLT under the guidance of IFRS 15, Revenue from Contracts with Customers. Under this guidance, revenue is recognized upon the application of the following steps:

1.	Identification of the contract with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligation is satisfied.

Our revenue arrangements with customers predominantly involve a single performance obligation related to the creation and delivery of apps, websites, the hosting of web products and the provision of services in relation thereto. A payment obligation is established at the time we transfer control of the product or service to the customer.

We exclude from the measurement of each transaction price, if applicable, all taxes imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer. Such taxes collected are included in accounts payable on the balance sheets as they would ultimately be remitted to governmental authorities.

Income Taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Net Income/Loss Per Share

We compute net income (loss) per share, or EPS for our shares. Basic EPS is calculated by dividing the profit or loss attributable to our capital shareholders by the weighted average number of capital shares outstanding during the period. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of any exercisable instruments, if dilutive. The number of additional shares is calculated by assuming that outstanding exercisable instruments were exercised and that the proceeds from such exercise were used to acquire capital shares at the average market price during the reporting periods. As of June 30, 2022 and 2021, we had no potentially dilutive shares.

BUSINESS

Overview

RoyaLand is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around a mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. We are actively focused on developing a novel, interactive and immersive game based on a player-empowered design. We plan to build proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content.

(This is a pre-launch screenshot from TheRoyal.Land which is subject to change prior to release.)

We are developing TheRoyal.Land and myRoyal.World in collaboration with our founder, the Monaco-based grandson of the last King of Italy, Emanuele Filiberto di Savoia, who claims the titles of His Royal Highness, Prince of Venice, and Prince of Piedmont and is also referred to in this prospectus as the hereditary “Prince of Italy.” In addition, with the support of and affiliation with five other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria and Yugoslavia, collectively referred to as the Royal Families, TheRoyal.Land is intended to deliver this unique past-meets-future entertainment experience.

We believe that TheRoyal.Land will introduce the first historically inspired monarchy-based MMORPG, founded by the Prince of Italy and reinforced by the Royal Families.

Our objective is to connect and engage with players from around the world through epic royalty-themed entertainment by becoming a worldwide leader in the development, publishing, and distribution of high-quality interactive entertainment content and services, as well as related media, that deliver engaging entertainment experiences to our network of connected players on a year-round basis. Players, in their selected roles, will represent every part of TheRoyal.Land society. From the Artisans that guide the skilled trades of old to the Knights and Squires that guard the Realm. From Prisoner to Prince, each role will hold specific purposes, abilities, skills, chances for advancement, and adventures.

(This is a pre-launch screenshot from TheRoyal.Land which is subject to change prior to release.)

Our Corporate History and Structure

We were incorporated pursuant to the laws of Bermuda as The RoyaLand Company Ltd., an exempted company limited by shares, on October 18, 2022. On January 28, 2022, RoyaLand Company, a Nevada corporation, or RoyaLand Company, was formed, and subsequently conducted private placements, as described below. On November 28, 2022, we acquired RoyaLand Company in a share exchange transaction in which its shareholders became our shareholders and RoyaLand Company became our wholly-owned subsidiary, as described below. RoyaLand Company is in the process of being dissolved. OAPLT, a French joint stock company (société par actions simplifiée), or OAPLT, was formed on November 24, 2017. On November 29, 2022, OAPLT was acquired by us from its shareholders and became our wholly-owned subsidiary, as described below.

On August 12, 2022 and September 30, 2022, RoyaLand Company conducted private placements of shares of Class B Common Stock, and entered into certain subscription agreements with a number of (i) “accredited investors” as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, RoyaLand Company issued 2,000,000 shares of Class B Common Stock at $0.25 per share for a total of $500,000. The shares were subsequently exchanged for Class B Common Shares as described below. The Class B Common Shares that the private placement investors now hold as a result of these transactions are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale—Lock-Up Agreements”.

On October 25, 2022, we issued 1,000,000 Class A Common Shares in connection with the incorporation of The RoyaLand Company Ltd., at an issue price of $0.0002 per share, for a total consideration of $200. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

On November 28, 2022, we entered into a share exchange agreement with RoyaLand Company and its stockholders, pursuant to which all the stockholders of RoyaLand Company exchanged their shares for an equal number of shares in the Company, except for Emanuele Filiberto di Savoia, Pinehurst Partners, LLC, and Jean-Claude Sindres, who received the amount of shares they had in RoyaLand Company minus the amount of Company shares they subscribed for on October 25, 2022. As a result, the share exchange became effective under Nevada and Bermuda law, and RoyaLand Company became our wholly-owned subsidiary.

On November 29, 2022, we entered into a share purchase agreement as buyer with the shareholders of OAPLT as sellers, pursuant to which we purchased all of OAPLT’s share capital for €122,500 and the option for the sellers to subscribe for up to 75,000 Class B Common Shares of the Company at a maximum price of $0.50 per share. As a result, the share purchase became effective under French law, and OAPLT became our wholly-owned subsidiary. On November 29, 2022, the sellers exercised their option to subscribe for 75,000 Class B Common Shares for $0.50 per share in reliance upon the provisions of Regulation S promulgated under the Securities Act.

On January 6, 2023, Emanuele Filiberto di Savoia, our Chief Executive Officer, Interim Chief Financial Officer and director, transferred 500,000 Class A Common Shares to Arturo Barone, which upon transfer were automatically converted to 500,000 Class B Common Shares.

We are in the process of forming two British Virgin Islands companies, TheRoyal.Land Ops Limited and TheRoyal.Land IP Limited, which will build and expand on the TheRoyal.Land and own the TheRoyal.Land intellectual property, respectively.

The following diagram depicts our organizational structure, including our subsidiaries, following the completion of this offering. This diagram includes our controlling shareholders of Class A Common Shares, as a group, current shareholders of Class B Common Shares, as a group, and the public shareholders that will receive Class B Common Shares in this offering, as a group. The Class A Common Shares and Class B Common Shares holdings of these shareholders is also depicted.

Our Industry

TheRoyal.Land lies at the nexus of several expanding markets in the video games market, with worldwide revenue expected to grow to approximately $366 billion in 2023 (https://www.statista.com/outlook/dmo/digital-media/video-games/worldwide). The most relevant segments of the video games market to our business are mobile games and online games.

Mobile Games

Mobile games are gaming applications for smart devices such as smartphones and tablets. Leading app stores like Google’s Play Store and Apple’s App Store offer paid app downloads (single purchases) and freemium games that are free to download but usually allow in-app purchases for more or special content or access. Physical games for mobile consoles/handhelds and free-to-play gaming apps are not included.

●	Revenue in the mobile games segment is projected to reach approximately $316 billion in 2023.

●	Revenue is expected to show a compound annual growth rate, or CAGR, of approximately 7.36% from 2023 to 2027, resulting in a projected market volume of approximately $420 billion by 2027.

●	In the mobile games segment, the number of users is expected to amount to approximately 2.3 billion users by 2027.

●	User penetration will be approximately 25.1% in 2023 and is expected to hit approximately 29.2% by 2027.

●	In a global comparison, most revenue will be generated in China (approximately $97 billion in 2023).

●	The average revenue per user, or ARPU, in the mobile games segment is projected to amount to approximately $164.00 in 2023.

(https://www.statista.com/outlook/dmo/digital-media/video-games/mobile-games/worldwide)

Online Games

Online games include massively multiplayer online games, or MMOGs, and casual and social games that can be played directly in the Internet browser or with software that is installed on the user’s device. This category covers subscription-based games, e.g., World of Warcraft, and free-to-play games with in-game purchases for additional premium content or functionalities, e.g., Fortnite.

●	Revenue in the online games segment is projected to reach approximately $26 billion in 2023.

●	Revenue is expected to show a CAGR of approximately 5.64% from 2023 to 2027, resulting in a projected market volume of approximately $33 billion by 2027.

●	In the online games segment, the number of users is expected to amount to approximately 1.2 billion by 2027.

●	User penetration will be approximately 14.7% in 2023 and is expected to hit approximately 15.8% by 2027.

●	In a global comparison, most revenue will be generated in China (approximately $6.1 billion in 2023).

●	The ARPU in the online games segment is projected to amount to approximately $23.11 in 2023.

(https://www.statista.com/outlook/dmo/digital-media/video-games/online-games/worldwide)

Our Market Opportunity

We believe that royal families and their societies remain of great interest to the public, as reflected in popular Netflix series with royalty-related themes such as “Downton Abbey” and “The Crown.” The passing in September 2022 of Her Majesty Queen Elizabeth II of England and the transition to her son, King Charles III, has also brought heightened attention and relevance to the royalty market. We plan on relying on the following marketing campaigns and approaches to penetrate the market:

●	Hosting Twitter Spaces on Gaming: We will host real-time conversations using Twitter Spaces, a feature within Twitter that allows for live audio conversations, for our followers and players to discuss the state of gaming, primarily MMORPGs and mobile games.

●	Releasing Video Teasers: We plan to release short video teasers to develop and solidify interest in our suite of experiences, which will include in-game cut scenes and gameplay.

●	Hosting contests: We plan to develop strong communities, both online and offline, and plan to keep these communities engaged by hosting a variety of contests involving TheRoyal.Land.

●	Utilizing Twitter and Instagram Ads: We plan to utilize ads on social media, such as Twitter and Instagram, to increase awareness of TheRoyal.Land and build a loyal following in collaboration with key vendors and advertising experts.

●	Developing YouTube Sponsorships: We believe influencers have been essential for brands and we plan to curate our social media influencers for TheRoyal.Land, with a particular focus on YouTube.

Our Business Model and Revenue Drivers

We will offer players many ways to experience our bona fide royalty-centered world and adventures and interact with our community.

TheRoyal.Land

We seek to build a strong, established franchise through compelling content and by expanding our community to reach as many consumers as possible by offering our content on multiple platforms, particularly mobile, the largest and fastest growing platform, and delivering compelling experiences across multiple business models, including premium, free-to-play, and subscription-based.

Our main planned product is TheRoyal.Land. We expect players to be attracted to its novel game mechanics and the community we are actively developing. Also, we plan on providing creative tools for the community to engage more deeply with our content and experiences. We plan to use these attributes to enable an engaged community, a fluid gaming experience, and tight cybersecurity.

As part of this experience, we believe it would enable two types of business opportunities:

Business-to-Consumer Opportunities

Our business-to-consumer strategy will center on our players, their needs and feelings, once they come into contact with our user-centered game and immersive royal experience. We plan to derive revenue from selling premium accessories, such as unique skins, weapons, and tools, and access to more quests, missions, and areas within TheRoyal.Land. Additionally, we plan to derive revenue from sales to players of plots of virtual land, buildings, and other structures in TheRoyal.Land, which is designed to replicate real-world venues and other related locations portrayed in TheRoyal.Land. We will have a set number of plots, buildings and other structures that are scheduled to be sold.

Business-to-Business Opportunities

Our business-to-business strategy will focus on onboarding large brands and companies so that they can deploy their digital strategy and product marketing around the TheRoyal.Land, reaching what we believe will be our diverse and dynamic community. We plan to work with other businesses to extend their brands inside TheRoyal.Land, and we expect to develop further collaborative relationships with them. Currently, we plan to offer in-game advertising and virtual land sales to businesses as TheRoyal.Land is being designed to be an immersive world. While traversing our game, players may see products and stores from real-life companies or brands. We expect to be able to sell these brands advertising space and virtual land in TheRoyal.Land.

myRoyal.World

We plan to provide real-life experiences to complement TheRoyal.Land and our virtual engagement with our customers to immerse them in a royal experience; hence, myRoyal.Land would provide the following offline experiences:

●	Media production: Utilizing our partnerships with the Royal Families, we plan to jointly promote our royal experience by creating television shows and movies in collaboration with leading streaming platforms, such as Netflix, Amazon Prime or Disney.

●	Merchandise: We plan to offer TheRoyal.Land themed merchandise, such as t-shirts, hats and caps and hoodies, and tickets to TheRoyal.Land based events, such as virtual and live appearances with the Royal Families and the launches of our mobile and online games.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Unique video game experience. We intend to provide authentic and unique royalty-based digital and physical products and experiences, including TheRoyal.Land, an MMORPG with experiences and fun game mechanics that immerse the player at any game stage, whether they are just starting or have already logged hundreds of hours of gameplay. TheRoyal.Land is being planned by the Royal Families to be an immersive, strategic, role-playing action game within a historically based setting.

●	Solid community. A game without a community has no future, which is why we are endeavoring to develop a stable game community and video game that connects game creators and game players. We believe this enthusiastic community will be what constantly improves the gaming experience. We envision the game creators and developers interacting with the players to continuously receive feedback so we can offer players a game that better meets our founders’ goals and the expectations of the players. We plan to enable players to communicate with each other, help each other, form coalitions, and elect the Queen or King for the game’s upcoming months/seasons.

●	Actual ownership. We plan to enable a player to be the owner of their avatar representing their digital identity utilizing traditional in-game purchase methods customary for MMORPGs.

Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Utilizing the brands of the Royal Families. We plan to capitalize on the brand rights relating to the legacies of the Royal Families mentioned above, including any currently held royal titles, followers, and brands, by enabling them to transition to the virtual worlds we intend to create together.

●	Developing unique, player-owned, and tradeable avatars. We plan to create engaging, attractive, functional, and, ultimately, purchasable and tradable avatars for TheRoyal.Land for our players and community.

Our Game – TheRoyal.Land

Game Synopsis

In the Year 500, the Realm was split into the Ten Lands. Each Land, in turn, was gifted with a part of the divinely protected Queen Saël Demidea in the form of a Divine Artifact. These ten Divine Artifacts imbue each Land with its own identity and birthright.

(This is a pre-launch screenshot from TheRoyal.Land which is subject to change prior to release.)

For another 808 years, Queen Saël ruled over these Lands, and she brought peace, prosperity, and order.

But now? Chaos and division rule. A shattered monarchy, spoiled by savagery, awaits either divine deliverance or destruction. With Queen Saël’s unexpected death and loss of her divine protection, the Ten Lands have fallen into turmoil and rivalry. And Saël’s heirs contemplate their path to the vacant seat of power.

Some may be worthy, and some may not. Only the Test of the Forge will decide each fate: To pass the Test, a royal claimant must find and plunge a Divine Artifact into the eternal flames of the Forge. Either wisdom and worth or madness and destruction may follow. Both legitimate and illegitimate heirs plot to ascend to the throne, but at what cost to themselves or the people of TheRoyal.Land?

But what of you? You are the people. Be you Duke, Duchess, Farmer, or Artisan - the choice is yours. You ply the earth or wield the sword to further yourself, your people, and your Land.

Countess, Duke, Baroness, or Marquis. You are the nobility of TheRoyal.Land. In service to Queen Saël, your charge is to aid the Royal Court. To rule in the Queen’s name and carry out the royal charge. But now? To whom shall you pledge your loyalty?

Dame or Knight. Your mission is simple: To serve and defend the Royal Court and the people. But you have yet much work to do. The wastelands crawl with vile beasts and strange creatures. And nothing but a shadow rests upon the throne. And if there is to be war? Where would your loyalty lie then?

Farmer and Artisan. You are the providers. You feed, clothe, and fend for the people. Your work is hard but profitable. Through your trades, you earn $Royal with which to support your family. You pay your taxes. You are the wealth of the Realm. But whose Realm will it be now?

And the Prisoners, you are too in the Realm. You are the rogue—the liar and a thief. Your disloyalty and dishonesty have cost you your freedom but haven’t hampered your ambition. Will you do your penance for liberty... Or to whom shall you lie, cheat, or steal to alter your present condition? The darkest souls are the most difficult to see in a fallen world. Atonement, however, always offers a path to honor and redemption should that road be chosen.

MMORPG with Universal Appeal

TheRoyal.Land is intended to merge conventional MMORPG experiences with the dynamics of offline events and interactions, providing a full royal-themed experience. Players are expected to be able to select from various preferred roles in TheRoyal.Land social structure, from farming to royalty. Each avatar is planned to offer specialized skills and attributes. Each character class is designed to have its unique way of earning TheRoyal.Land in-game currencies as the game are played.

Experienced PC and console gamers are expected to revel in this rich fantasy world. We are designing TheRoyal.Land to enable players to explore, quest, compete, and collaborate with others across the Ten Lands. We expect that players will be able to build, craft, sell, and command to expand their wealth, reputation, and experience.

We are developing a framework for an MMORPG and the licensing of its real-world merchandise with the Royal Families, while building TheRoyal.Land community with a series of initiatives, including:

●	Twitter “Ask Management Anything” online chat sessions and community hub introducing TheRoyal.Land concept, experiences, and the ability to interact directly with the Royal Families in this leading social media communications environment.

●	Discord site and community hub furthering TheRoyal.Land concept, experiences, and planned MMORPG environment.

Planned Features

Based on a mythical monarchy inspired by the Royal Families, TheRoyal.Land is planned for launch with the following planned features:

●	Play to earn in-game reward currency. This is planned to be the primary medium of exchange between players and is expected to serve as the principal source of rewards, potentially allowing them to buy premium accessories.

●	Premium incremental in-game content. We plan to offer players enhanced experiences and customization opportunities by releasing premium total in-game content in character accessories such as unique skins, weapons, and tools; access to more quests, missions, and areas within TheRoyal.Land game, and mor building and design options. These digital revenue streams are more recurring and have relatively higher profit margins.

Essential Design Elements

TheRoyal.Land is currently in development, but we expect it to have the following essential design. At the beginning of the game, the player will choose which character class they would like to be, ranging from a prisoner to a duke. This choice will decide which quests and missions the player will be given. The character’s quests can vary from simple actions to economic and social interactions with other players in the community. Every six months, the community of players can elect their Queen or King. The status of Queen or King will give access to powerful advantages in TheRoyal.Land, such as greater decision-making power, receiving accessories for one’s character, receiving a plot of land or castle, buying or trading more raw materials, and more.

TheRoyal.Land is planned to offer immersive play-and-earn opportunities through trades, collecting taxes, completing specific tasks, and building prosperous TheRoyal.Land related careers, players are expected to be able to earn valuable in-game currencies to deepen and extend their gameplay.

We believe that TheRoyal.Land will introduce the first historically inspired monarchy-based MMORPG, founded by the Prince of Italy and reinforced the Royal Families. Players, in their selected roles, will represent every part of TheRoyal.Land society. From the Artisans that guide the skilled trades of old to the Knights and Squires that guard the Realm. From Prisoner to Prince, each role will hold specific purposes, abilities, skills, chances for advancement, and adventures.

From farming to fiefdoms, TheRoyal.Land is expected to create an enchanting world for gamers to master. Players are expected to be able to make their way through these lands, participate in deep storylines and enjoy distinctive graphic designs.

TheRoyal.Land Characters

QUEEN/KING: The Queen and King will be elected by popular vote of the community every six months. This will be a title that any other character class can be elected to and will give access to powerful advantages in TheRoyal.Land, such as greater decision-making power, receiving accessories for one’s character, receiving a plot of land or castle, buying or trading more raw materials, and more.

PRINCE/PRINCESS: The Prince/Princess will be in charge of one of the Ten Lands and will give the military, judicial and financial directives to the Marquis/Marquise, Count/Countess and Duke/Duchess, respectively. They will rule over their Land with divine wisdom and must be level-headed in their decisions, lest they succumb to madness.

DUKE/DUCHESS: The Duke/Duchess will be in charge of royal finances. The Duke/Duchess must manage all financial aspects of their domains. They will be in direct contact with the Prince/Princess, the citizens creating the natural wealth, and the Barons/Baronesses. They must be strategic in prioritizing construction and the distribution of men, materials, and gold. They will have only one goal, that their people prosper against the enemy.

COUNT/COUNTESS: The Count/Countess will be the great administrator of royal justice. Exercising the functions of witness, lawyer respectively, and judge to apply the divine laws of the kingdom, they will monitor the populations in search of misdeeds, treacheries, impostors, scammers, spies, and conspiracies to have these perpetrators brought to justice and locked up. They will have the heavy task of assigning roles to each new prisoner according to his abilities.

MARQUIS/MARQUISE: The Marquis/Marquise will carry out their military duties on the lands of TheRoyal.Land and report directly to the Prince/Princess. As the possessor of territory, their title of nobility will place them above that of the Knight/Dame. They will also rank as generals in TheRoyal.Land army thanks to their military power and ability to master the art of war.

BARON/BARONESS: The Baron/Baroness will owe homage to the Duke/Duchess and Count/Countess. They must be elegant and refined and carry the kingdom’s colors beyond its borders. Diplomatic missions, espionage, commodities exchanges, materials, techniques, or tough negotiations will be within their role, so the Baron must know how to be versatile. Master of arms by education, they will also vigorously defend the wealth and international stature of the kingdom.

KNIGHT/DAME: The Knight/Dame will be known for bravery, power, and courage. When admitted into the order of chivalry, they will acquire a title of nobility of a higher degree than that of Soldier, with a fitting combat mount. They must use their expertise in mounted combat, hand-to-hand combat skills, and other armed interventions to extend the kingdom’s influence. The Knight/Dame will protect the kingdom mostly outside its walls.

SOLDIER: The Soldier will come from the people. Selected and trained very young in the royal army, their commitment will be nurtured into their convictions. The barracks will be their home, iron their tool, and the regiment their family. They will be equipped and educated to defend their kingdom at the cost of their life. With catapults, knives, bows, halberds, and other weaponry, the Soldier will be called on to use their skills to defend the kingdom.

SQUIRE: The Squire will be a Gentleman or Lady in the service of the Knights, the equipment of war, and the Barons or Baronesses. Managing the equestrian staff, they must train and care for the beasts ridden by the Knights/Dames and refurbish the equipment of the royal army in combat situations. The Squire must be brave, quick, and resourceful in a conflict zone. They must act according to alliances under the orders of the Baron/Baroness.

ARTISAN: The Artisan will be a legal status awarded by a kingdom to a person experienced in manual work. The Artisan must be gifted with their art, the practice of crafting materials into tools. They will be invested in the knowledge and conventional techniques specific to their city. A central figure in the kingdom’s development, they will be the only class with knowledge of technology. Exercising their qualities in the service of the Duke/Duchess, they must also develop infrastructure within the kingdom and outside.

FARMER: The Farmer will be vital to the longevity of a kingdom. They must manage both the kingdom’s agricultural needs and community health. Their farms must produce the livestock and agricultural commodities that will feed and enable the kingdom to thrive. They will be under the protection and supervision of the Marquis/Marquise.

PRISONER: The Prisoner will be anonymous; they have lost their rank and honor. Fallen into the hands of the enemy during a war or punished by their nation, they will find themselves in the common jails among the poor. Their main objective is to regain freedom. They must prove their worth by rendering community services to earn it honorably. For some, being held by the enemy will be fatal, while for others, those with enough patience and intelligence, it will be an opportunity to prove their worth in other ways.

Development Timeline

●	Phase One: This is the preproduction phase where we intend to complete the scripting of the story around the game, develop and draw the game environment elements and the scenery, the different characters, and the details of the gameplay features.

●	Phase Two: In this phase, we plan to start the production and development of the first prototype, which includes the different characters, whether they are playable or just decorative. We will also plan the production of the various sets, animations, and voice-overs and produce the game interactions, as well as the production and development of the online pipeline.

●	Phase Three: In this phase, we will be testing the prototype version with the debugging process. At the same time, we will be deploying our marketing for our Beta Launch. Our Beta Launch will include a carefully curated process to select the demographics we wish to introduce to this version of the game in order to gather the most relevant feedback.

●	Phase Four: In this phase, we will release the game world-wide accessible by mobile and desktop browsers and start the maintenance system. The game will be accessible while online after following a simple registration process.

Competition

Competition in the entertainment software industry is based on innovation, features, playability, product quality, brand name recognition, compatibility with popular platforms, access to distribution channels, price, marketing, and customer service. We compete for the leisure time and discretionary spending of consumers with other interactive entertainment companies and software competitors, as well as with providers of different forms of entertainment, such as film, television, social networking, music, and other consumer products. Our main competitors are:

●	Minecraft: Minecraft is a multi-platform “sandbox” adventure game, like a virtual 3D Lego-like building game, which gives players a practically infinite hollow virtual world with which they can discover and extract raw materials, craft tools, and items, and builds structures, earthworks, and simple machines.

●	Elden Ring: In Elden Ring, players control a customizable player character on a journey to repair the Elden Ring and become the new Elden Lord. The game is presented from a third-person perspective, with players roaming its interactive open world. Gameplay elements include combat using several weapons and magic spells, horseback riding and crafting.

●	World of Warcraft: World of Warcraft is an MMORPG. Like other MMORPGs, the game allows players to create a character avatar and explore an open game world in third- or first-person view, exploring the landscape, fighting various monsters, completing quests, and interacting with non-player characters or other players. The game encourages players to work together to complete quests, enter dungeons and engage in player versus player combat; however, the game can also be played solo without interacting with others. The game primarily focuses on character progression, in which players earn experience points to level up their character to make them more powerful and buy and sell items using in-game currency to acquire better equipment, among other game systems.

We believe that we have competitive strengths, some of which are discussed above, that position us in each aspect of our business favorably. However, the technology industry is evolving rapidly and is increasingly competitive. Our success depends, in part, on our ability to be efficient in all aspects of the business and achieve the appropriate cost structure. Some of our competitors have economic resources more significant than ours. They may have lower cost structures allowing them to withstand volatility within the industry better and throughout the economy as a whole while retaining significantly greater operating and financial flexibility than our company.

Intellectual Property

The protection of our intellectual property and all corresponding rights throughout the world, including our trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements and counterparts in connection with any of the preceding, is essential to the success of our business. We will seek to protect our intellectual property rights by filing applications in various copyright, patent, trademark, and other government offices, as applicable, and relying on applicable laws and regulations in the U.S. and internationally, as well as a variety of administrative procedures. We are seeking to register our core brands as domain names, trademarks, and service marks in the U.S. and many other jurisdictions. We will also have a program to continue to secure, police, and enforce trademarks, service marks, trade dresses, logos, trade names, and domain names that correspond to our brands in markets of interest. We may file patent applications in the U.S. and extend them into international jurisdictions covering specific aspects of our proprietary technology and innovations. We also rely on contractual restrictions to protect our proprietary rights where appropriate when offering or procuring products and services. We have routinely entered into confidentiality, invention disclosure, assignment agreements with our employees and contractors, and non-disclosure agreements with external parties with whom we conduct business to control access to and use and disclosure of our proprietary information.

Facilities

Our Bermuda holding company’s registered office is located at c/o Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda.

Our subsidiary OAPLT’s corporate office is located at 60 rue Francois 1er, 75008 Paris, France. We lease this facility pursuant to a one-year lease agreement, dated February 17, 2023, which will renew for subsequent one-year terms until terminated by either party upon three months’ notice. The lease provides for a base rent of €300 annually, subject to yearly increases.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

Employees

As of February 27, 2023, we had no full-time or part-time employees and two independent contractors. None of our contractors are represented by labor unions, and we believe that we have an excellent relationship with our contractors.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Our Privacy Policy

We recognize that gamers care deeply about how their personal information is collected, used and shared.

When gamers use our game, they will be required to provide us with certain personal information. We intend to take commercially reasonable and appropriate measures to protect this personal information from accidental loss, misuse, and unauthorized access, disclosure, alteration, or destruction, taking into account the risks involved in processing and the nature of such data, and comply with applicable laws and regulations. We do not intend to transfer any personal information to third-parties that do not act on our behalf, and should we intend to do so, we will only do so with users’ consent. Similarly, we do not intend to collect sensitive personal information from users.

We may disclose personal information to certain types of third-party companies, but only to the extent needed to enable them to provide such services. The types of companies that may receive personal information and their functions are: marketing assistance, analytics and reporting, customer support, email and SMS delivery, cloud infrastructure, and systems monitoring. All such third parties function as our agents, performing services at our instruction and on our behalf pursuant to contracts which require them to provide at least the same level of privacy protection as is required by our privacy policy. In addition, we may be required to disclose personal information in response to lawful requests by public authorities, including for the purpose of meeting national security or law enforcement requirements. We may also disclose personal information to other third parties when compelled to do so by government authorities or required by law or regulation including, but not limited to, in response to court orders and subpoenas.

Laws and Regulations

We will be subject to various laws and regulations that affect companies conducting business on the Internet and mobile platforms, including those relating to privacy, use and protection of player and employee personal information and data (including the collection of data from minors), the Internet, behavioral tracking, mobile applications, content, advertising and marketing activities and anti-corruption. Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our players and deliver products and services, which may significantly increase our compliance costs.

Data Protection and Information Security Regulations

We may be subject to a number of laws, rules, directives, and regulations (or privacy and data protection laws) relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers, users, and employees, or personal data, in the countries where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is subject to one or more privacy and data protection laws in one or more jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

In the United States, privacy and information safeguarding requirements under privacy laws include the Gramm-Leach-Bliley Act, the Telephone Consumer Privacy Act, and the California Consumer Privacy Act, which requires privacy protections comparable to those afforded by the GDPR, as well as the maintenance of a written, comprehensive information security program. The California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law, will become effective January 1, 2023. The Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws, will become effective July 1, 2023. The Utah Consumer Privacy Act, regarding business handling of consumers’ personal data, becomes effective December 31, 2023. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. Although we do not intend to carry out any substantial business activities in the United States or to become subject to these laws, we must continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the United States, data protection laws, including the EU General Data Protection Regulation, or the GDPR, also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

Regulatory scrutiny of privacy, data protection, cybersecurity practices, and the processing of personal data is increasing around the world. Regulatory authorities are continuously considering numerous legislative and regulatory proposals and interpretive guidelines that may contain additional privacy and data protection obligations. In addition, the interpretation and application of these privacy and data protection laws in the United States, Europe, and elsewhere are often uncertain and in a state of flux.

Laws and Regulations Relating to E-Commerce

Our business will be subject to a variety of laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and e-commerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide users with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Foreign Corrupt Practices Laws

We may be subject to various United States and non-U.S. anti-corruption laws, or Anti-Corruption Laws, including the FCPA in the United States and the Bermuda Bribery Act 2016 in Bermuda. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business. Our business operations also must be conducted in compliance with applicable economic sanctions laws and regulations, or Trade Controls, including rules administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the United Nations Security Council and other relevant authorities.

We strive to conduct our business activities in compliance with applicable Anti-Corruption Laws and Trade Controls, and we are not aware of issues of historical noncompliance. However, we cannot guarantee full compliance currently or in the future. Violations of Anti-Corruption Laws or Trade Controls, or even allegations of such violations, could result in civil or criminal penalties, as well as adversely affect our business, financial condition and results of operations. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.

Tax Laws and Regulations

Changes in tax laws or regulations in the jurisdictions in which we do business, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Other Regulations

We will also be subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including Nasdaq Rules, various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Emanuele Filiberto di Savoia	50	Chief Executive Officer, Interim Chief Financial Officer and Director
Jean-Claude Sindres	49	Chief Strategy and Creative Officer
Daniel Joseph McClory	63	Executive Chairman and Director
Alberto Libanori	33	Director
[ ]	[ ]	Director Nominee (1)
[ ]	[ ]	Director Nominee (1)

(1)	To be appointed to our board of directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part.

Emanuele Filiberto di Savoia has served as our Chief Executive Officer and as a member of our board of directors since October 2022 and as our Interim Chief Financial Officer since February 2023. Mr. di Savoia is the grandson of Umberto II, the last reigning king of Italy who was deposed in 1946 and whose heirs could not set foot on Italian soil until 2002, and is considered the Prince of Italy. Mr. di Savoia worked as a hedge fund manager at Republic National Bank of New York from 1993 to 1996 and at Syz Bank from 1996 to 2005, both located in Geneva, Switzerland. Mr. di Savoia created the Altin Fund in 1997, the first hedge fund listed on the Zurich Stock Exchange. In 2003, Mr. di Savoia established the Emanuele Filiberto Charity Fund Foundation, which supports Italian nonprofits in such areas as health, education and poverty. Mr. di Savoia created his production company “AristoCrazy” in 2014 and has appeared on various television programs since 1994, including serving as a co-host on the talent show “Ciak... si Canta! (“Cut... the Singer!”) and competing on “Ballando con le Stelle,” the Italian version of “Dancing with the Stars,” which he won. In 2014, Mr. di Savoia created his own fashion brand called “PrinceTees” introducing a line of exclusive t-shirts made of cotton and cashmere. In 2017, Mr. di Savoia created Prince of Venice restaurants, a fast casual concept of fresh homemade pasta and Roman-style pizza. Mr. di Savoia has also written two books, Sognando L’Italia (Dreaming of Italy), a memoir about growing up in exile published in 1998, and the novel Mi Fai Stare Bene (You Make Me Feel Good), a fictional love story published in 2022 about the exploits of a well-known Italian radio DJ. Mr. di Savoia earned a bachelor’s degree in Political Science from the University of Geneva.

Jean-Claude Sindres has served as our Chief Strategy and Creative Officer since February 2023. Since 1999, Mr. Sindres has been working as a musician and DJ with a focus on electro music and is currently focused on personal passion projects under the name SINDRES. Mr. Sindres created the group Bel Amour in 2000, whose song “bel amour” ended up in the EMI UK top charts in 2000. In 2001, he became the executive producer and director of Barfly, a compilation CD of electronic dance music, and he also produced tracks for the Buddha Bar compilation CDs from 2001 to 2007. Mr. Sindres collaborated with David Guetta and Sandy Vee on David Guetta’s album One Love in 2009, which won International Album of the Year at the 11th NRJ Music Awards. From 2010 to 2013, Mr. Sindres worked with RedOne as a songwriter on “Live My Life” by Far East Movement, “Name of Love” by French DJ Jean-Roch, and “Flashing Lights” and “We Run The Night (RedOne Remix)” by Havana Brown. Mr. Sindres worked on the French movies “Babysitting,” “Babysitting 2” and “The New Adventures of Aladdin” as a music consultant and composer from 2014 to 2016.

Daniel Joseph McClory has served as our Executive Chairman and as a member of our board of directors since October 2022. Mr. McClory has also served as Executive Chairman and a member of the board of directors of Brera Holdings PLC since July 2022. Mr. McClory is a co-founder and has been the Chief Executive Officer and Chairman of Boustead & Company Limited, a non-bank financial institution, since July 2016. He has also been at its wholly owned subsidiary Boustead Securities LLC and served as the Managing Director, Head of Equity Capital Markets and Head of China since July 2016. Prior to working at Boustead, Mr. McClory held Managing Director positions at Bonwick Capital Partners, LLC, Burnham Securities Inc. and at Hunter Wise Financial Group, LLC between May 2003 and July 2016. Mr. McClory’s teams have ranked in the Top Ten of League Tables for placement agents, won “Deal of the Year” at the M&A Advisor Awards, and completed IPOs and transactions for clients listed on NASDAQ, the NYSE, the London Stock Exchange, Toronto Stock Exchange, the Stock Exchange of Hong Kong, and the Irish Stock Exchange. Mr. McClory serves on the boards of the USA Track & Field Foundation, the Eastern Michigan University Champions Advisory Board, and the Alder Foundation, where he listed the first-ever foreign-funded, venture philanthropy-backed IPO on Bovespa’s Social Stock Exchange in Brazil. Mr. McClory earned a bachelor’s degree in English and a master’s degree in Language and International Trade from Eastern Michigan University. In 2010, Eastern Michigan University awarded Mr. McClory an honorary Doctor of Public Service degree.

Dr. Alberto Libanori has served as a member of our board of directors since October 2022. Since April 2022, Dr. Libanori has served as Managing Director of Boustead & Company Limited. Dr. Libanori has also been a member of the board of directors for Mainz Biomed N.V. (Nasdaq: MYNZ) since November 2021 and Brera Holdings PLC since July 2022. Previously, Dr. Libanori founded and helped with the strategic exits of a number of technology start-ups including Atelier Mnemist SAS and Cutech, which was acquired by Symrise. He also has 10 years’ work experience at the science-business interface in venture capital, business development & licensing, M&A and IPOs, focusing on life-sciences, med-tech and cosmeceuticals, working with L’Oréal Research and Innovation, M-Ventures, and Novartis Venture Funds. Dr. Libanori has published more than 30 peer-reviewed articles in journals including Nature Electronics, Advanced Materials, and ACS Nano, and is the holder of two patents. Dr. Libanori holds a PhD and MS in Bioengineering from UCLA, with focus on wearable and implantable bioelectronics and biomaterials for regenerative medicine, an MPhil in Bioscience Enterprise from Cambridge University, and a bachelor’s in Bimolecular Sciences (Hons) from St Andrews University. Dr. Libanori is fluent in English, French, Spanish, Mandarin Chinese and Portuguese, alongside his native Italian.

[  ] has been nominated to serve as a member of our board of directors effective as of the effective date of the registration statement of which this prospectus forms a part.

[  ] has been nominated to serve as a member of our board of directors effective as of the effective date of the registration statement of which this prospectus forms a part.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board of Directors

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of three directors, one of whom is independent within the meaning of Nasdaq’s rules. We expect to enter into an independent director agreement with each of [     ] and [     ], pursuant to which they will be appointed to serve as an independent director effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part. As a result of these expected appointments, our board of directors will consist of five (5) directors, three (3) of whom will be independent within the meaning of the Nasdaq’s rules.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

Board Committees

Prior to the effective date of the registration statement of which this prospectus forms a part, we plan to establish a standing audit committee, compensation committee and nominating and corporate governance committee of our board of directors. We intend to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of [     ], [     ] and [     ], each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, with [      ] serving as chair of the audit committee. Our board has determined that [ ] qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee will be responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing and approving related party transactions (viii) reviewing hedging transactions; and (ix) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Our compensation committee will consist of [     ], [    ] and [      ], each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, with [     ] serving as chair of the compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee will be responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of [      ], [      ] and [     ], each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, with [    ] serving as chair of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; and (iv) overseeing compliance with the our code of ethics.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

A copy of the code of ethics has been filed as an exhibit to the registration statement of which this prospectus is a part. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as well as by SEC filings, as permitted or required by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

Duties of Directors

Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

●	a duty to act in good faith in the best interests of the company;

●	a duty not to make a personal profit from opportunities that arise from the office of director;

●	a duty to avoid conflicts of interest; and

●	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors.

Terms of Directors and Officers

Our bye-laws provide for a minimum of one director and not more than the maximum number of directors as our board of directors may from time to time determine. Directors shall hold office for such terms as the shareholders determine or, in absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

Employment and Indemnification Agreements

We expect we will enter into employment or consulting agreements with certain of our executive officers. Each of these agreements will provide for an initial salary and bonus. Some of our executive officers may agree to covenants not to compete against us or solicit our employees or customers during their service period and for a period of up to 12 months following termination.

Provisions in our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the Company may otherwise indemnify such officer or director.

Additionally, we intend to enter into agreements to indemnify our directors and our executive officers to the maximum extent allowed under applicable law. These agreements, among other things, will provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director or executive officer.

Compensation of Directors and Executive Officers

We recorded €36,194 in total compensation to directors and executive officers for the year ended June 30, 2022, consisting of €5,228 in accrued wages and benefits and €30,966 in general and administrative expense for wages and benefits to the former owners and directors of OAPLT. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. In connection with this offering, we intend to adopt an equity incentive plan, see “—Equity Incentive Plan” below.

Equity Incentive Plan

Our board of directors approved The RoyaLand Company Ltd. 2023 Equity Incentive Plan, or the 2023 Plan, on January 13, 2023, which was ratified by the majority of our shareholders on February 6, 2023.

Purpose of the 2023 Plan: The purpose of the 2023 Plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. The maximum number of Class B Common Shares that may be issued pursuant to awards granted under the 2023 Plan will be 2,000,000 Class B Common Shares. Cancelled and forfeited share options and share awards may again become available for grant under the 2023 Plan. As of the date of this prospectus, we have not granted any share options under the 2023 Plan and all 2,000,000 Class B Common Shares remain available for issuance under the 2023 Plan. We expect to grant awards for a total of 150,000 Class B Common Shares under the 2023 Plan upon the consummation of the Company’s initial public offering. We intend that awards granted under the 2023 Plan be exempt from or comply with Section 409A of the Internal Revenue Code, or the Code (including any amendments or replacements of such section), and the 2023 Plan shall be so construed.

The following summary briefly describes the principal features of the 2023 Plan and is qualified in its entirety by reference to the full text of the 2023 Plan.

Awards that may be granted include: (a) Incentive Share Options, or ISO (b) Non-qualified Share Options, (c) Share Appreciation Rights, (d) Restricted Shares, (e) Restricted Share Units, or RSUs, (f) Shares granted as a bonus or in lieu of another award, and (g) Performance Awards. These awards offer us and our shareholders the possibility of future value, depending on the long-term price appreciation of Class B Common Shares and the award holder’s continuing service with us.

Share options give the option holder the right to acquire from us a designated number of Class B Common Shares at a purchase price that is fixed at the time of the grant of the option. The exercise price will not be less than the market price of the Class B Common Shares on the date of grant. Share options granted may be either incentive share options or non-qualified share options.

Share appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When an SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the 2023 Plan, holders of SARs may receive this payment – the appreciation value – either in cash or Class B Common Shares valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted shares are awards of a right to receive Class B Common Shares on a future date. Restricted Share Unit Awards are evidenced by award agreements in such form as our board of directors shall from time to time establish. Restricted shares can take the form of awards of restricted shares, which represent issued and outstanding Class B Common Shares subject to vesting criteria, or restricted share units, which represent the right to receive Class B Common Shares subject to satisfaction of the vesting criteria. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

Our board of directors may grant Class B Common Shares to any eligible recipient as a bonus, or to grant shares or other awards in lieu of obligations to pay cash or deliver other property under the 2023 Plan or under other plans or compensatory arrangements.

The 2023 Plan also provides for performance awards, representing the right to receive a payment, which may be in the form of cash, Class B Common Shares, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the 2023 Plan are described in more detail below.

Administration of the 2023 Plan: The 2023 Plan is currently administered by our board of directors. All questions of interpretation of the 2023 Plan, of any award agreement or of any other form of agreement or other document employed by us in the administration of the 2023 Plan or of any award shall be determined by the board of directors, and such determinations shall be final, binding and conclusive upon all persons having an interest in the 2023 Plan or such award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the board of directors. in the exercise of its discretion pursuant to the 2023 Plan or award agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein.

Eligible Recipients: Persons eligible to receive awards under the 2023 Plan will be those employees, consultants and directors of us or of any of our subsidiaries.

Shares Available Under the 2023 Plan: The maximum aggregate number of Class B Common Shares that may be issued under the 2023 Plan shall be 2,000,000 Class B Common Shares and shall consist of authorized but unissued or reacquired Class B Common Shares or any combination thereof, subject to adjustment for certain corporate changes affecting the shares, such as share splits, merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, or share dividend. Shares subject to an award under the 2023 Plan for which the award is canceled, forfeited, surrendered or expires again become available for grants under the 2023 Plan.

Share Options and Share Appreciation Rights:

General. Share options and SARs shall be evidenced by award agreements specifying the number of Class B Common Shares covered thereby, in such form as the board of directors shall from time to time establish. Each share option grant will identify the option as an ISO or Non-qualified Share Option. Subject to the provisions of the 2023 Plan, the administrator has the authority to determine all grants of share options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for each share option or SAR shall be established in the discretion of the board of directors; provided, however, that the exercise price per share for the share option or SAR shall be not less than the fair market value of a Class B Common Share on the effective date of grant of the share option or SAR. Notwithstanding the foregoing, a share option or SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such share option or SAR is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

Exercise of Options. Share options may be immediately exercisable but subject to repurchase or may be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the board of directors and set forth in the award agreement evidencing such share option. No share option or SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such share option or SAR. Subject to the foregoing, unless otherwise specified by the board of directors in the grant of a share option or SAR, any share option or SAR granted hereunder shall terminate ten (10) years after the effective date of grant of the share option or SAR, unless earlier terminated in accordance with its provisions. The board of directors may set a reasonable minimum number of Class B Common Shares that may be exercised at any one time.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive share options, such term cannot exceed seven years provided that in the case of holders of more than 10% of our total combined voting shares, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive Share Options. Share options intending to qualify as ISOs may only be granted to employees, as determined by the board of directors. No ISO shall be granted to any person if immediately after the grant of such award, such person would own common shares, including Class B Common Shares subject to outstanding awards held by him or her under the 2023 Plan or any other plan established by the Company, amounting to more than ten percent (10%) of the total combined voting power or value of all classes of common shares of the Company. To the extent that the award agreement specifies that an Option is intended to be treated as an ISO, the Option is intended to qualify to the greatest extent possible as an “incentive stock option” within the meaning of Section 422 of the Code, and shall be so construed; provided, however, that any such designation shall not be interpreted as a representation, guarantee or other undertaking on the part of the Company that the Option is or will be determined to qualify as an ISO. If and to the extent that any shares are issued under a portion of any Option that exceeds the $100,000 limitation of Section 422 of the Code, such Class B Common Shares shall not be treated as issued under an ISO notwithstanding any designation otherwise.

Restricted Share Awards: Share awards can also be granted under the 2023 Plan. A share award is a grant of Class B Common Shares or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Restricted Share Units: RSU Awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. The purchase price for shares issuable under each RSU Award shall be established by the board of directors in its discretion. Except as may be required by Applicable Law or established by the board of directors, no monetary payment (other than applicable tax withholding) shall be required as a condition of receiving a RSU Award. Shares issued pursuant to any RSU Award may (but need not) be made subject to vesting conditions based upon the satisfaction of such Service requirements, conditions, restrictions or Performance Criteria, as shall be established by the board of directors and set forth in the award agreement evidencing such award.

Performance Criteria: Under the 2023 Plan, Performance Criteria means business criteria including, but not limited to: revenue; revenue growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after-tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash-flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total shareholder return; improvement in or attainment of expense levels; and improvement in or attainment of working capital levels or Performance Criteria. Any Performance Criteria may be used to measure the Company’s performance as a whole or any of the Company’s business units and may be measured relative to a peer group or index.

Performance Awards. Performance awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. Each performance award shall entitle the participant to a payment in cash or Class B Common Shares upon the attainment of Performance Criteria and other terms and conditions specified by the board of directors. Notwithstanding the satisfaction of any Performance Criteria, the amount to be paid under a performance award may be adjusted by the board of directors on the basis of such further consideration as the board of directors in its sole discretion shall determine. The board of directors may, in its discretion, substitute actual Class B Common Shares for the cash payment otherwise required to be made to a participant pursuant to a performance award.

Bonus Shares and Awards in Lieu of Obligations. The board of directors may grant Class B Common Shares to any eligible recipient as a bonus, or to grant Class B Common Shares or other awards in lieu of obligations to pay cash or deliver other property under the 2023 Plan or under other plans or compensatory arrangements, provided that, in the case of participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the board of directors to the extent necessary to ensure that acquisitions of Class B Common Shares or other awards are exempt from liability under Section 16(b) of the Exchange Act. Class B Common Shares or awards granted hereunder shall be subject to such other terms as shall be determined by the board of directors.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as share splits, share dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board of directors also has the authority, at any time, to discontinue the granting of awards. The board of directors also has the authority to alter or amend the 2023 Plan or any outstanding award or may terminate the 2023 Plan as to further grants, provided that no amendment will, without the approval of our shareholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the 2023 Plan, change the persons eligible for awards under the 2023 Plan, extend the time within which awards may be made, or amend the provisions of the 2023 Plan related to amendments. No amendment that would adversely affect any outstanding award made under the 2023 Plan can be made without the consent of the holder of such award.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common shares as of the date of this prospectus for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of a class of our voting securities. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any common shares that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

	Common Shares Beneficially Owned Prior to this Offering (1)						Common Shares Beneficially Owned After this Offering (2)
Name of Beneficial Owner	Class A Common Shares	Percent of Class A Common Shares (%)	Class B Common Shares		Percent of Class B Common Shares (%)	Total Voting Power (3) (%)	Class A Common Shares	Percent of Class A Common Shares (%)	Class B Common Shares	Percent of Class B Common Shares (%)	Total Voting Power (3) (%)
Emanuele Filiberto di Savoia, Chief Executive Officer, Interim Chief Financial Officer and Director	6,000,000	63.2	-		-	62.3	[ ]	[ ]	[ ]	[ ]	[ ]
Daniel Joseph McClory, Executive Chairman and Director (4)	2,500,000	26.3	600,000		23.3	26.3	[ ]	[ ]	[ ]	[ ]	[ ]
Jean-Claude Sindres, Chief Strategy and Creative Officer	1,000,000	10.5	-		-	10.4	[ ]	[ ]	[ ]	[ ]	[ ]
Alberto Libanori, Director (5)	-	-	[ ]		[ ]	[ ]	-	-	[ ]	[ ]	[ ]
[ ], Director Nominee (6)	-	-	[ ]		[ ]	[ ]	-	-	[ ]	[ ]	[ ]
[ ], Director Nominee (7)	-	-	[ ]		[ ]	[ ]	-	-	[ ]	[ ]	[ ]
All directors and executive officers as a group (5 persons) (8)	9,500,000	100.0	600,000		23.3	99.0	[ ]	[ ]	[ ]	[ ]	[ ]
Pinehurst Partners LLC (4)	2,500,000	26.3	-		-	26.0	[ ]	[ ]	[ ]	[ ]	[ ]
Giacomo Valentini	-	-	200,000		7.8	*	-	-	[ ]	[ ]	[ ]
Keith C Moore Consulting, Inc.(9)	-	-	200,000		7.8	*	-	-	[ ]	[ ]	[ ]
Latigo Partners, LLC(10)	-	-	400,000		15.5	*	-	-	[ ]	[ ]	[ ]
Keith C. Moore	-	-	600,000	(11)	23.3	*	-	-	[ ]	[ ]	[ ]
BaseStones, Inc. (12)	-	-	200,000		7.8	*	-	-	[ ]	[ ]	[ ]
Cryptocurrency Central Bank Foundation (13)	-	-	200,000		7.8	*	-	-	[ ]	[ ]	[ ]
Arturo Barone	-	-	500,000		19.4	*	-	-	[ ]	[ ]	[ ]

*	Less than 1%

(1)	Based on 9,500,000 Class A Common Shares and 2,575,000 Class B Common Shares issued and outstanding as of the date of this prospectus.

(2)	Based on 9,500,000 Class A Common Shares and Class B Common Shares issued and outstanding after this offering. Immediately after the consummation of this offering, we will file a Registration Statement on Form S-8 with the SEC to register Class B Common Shares and restricted shares that were issued or that we plan to issue to certain of our employees, consultants, officers and directors pursuant to the Equity Incentive Plan. See “Business—Our Corporate History and Structure” and “Management—Equity Incentive Plan”.

(3)	The holders of Class A Common Shares are entitled to twenty (20) votes for each Class A Common Share held of record, and the holders of Class B Common Shares are entitled to one (1) vote for each Class B Common Share held of record, on all matters submitted to a vote of the shareholders. A total of 12,075,000 common shares representing total voting power of 192,575,000 votes are outstanding as of the date of this prospectus.

(4)	The 2,500,000 Class A Common Shares beneficially owned by Daniel Joseph McClory are held by Pinehurst Partners LLC. Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301.

(5)	Under the independent director agreement between Alberto Libanori and the Company, Dr. Libanori will be granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Common Shares, which will vest over a three (3) year period at a rate of 1/3 per year following the effectiveness of his independent director agreement upon the effectiveness of the registration statement of which this prospectus forms a part.

(6)	Under the independent director agreement between [ ] and the Company, [ ] will be granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Common Shares, which will vest over a three (3) year period at a rate of 1/3 per year following the effectiveness of his independent director agreement upon the effectiveness of the registration statement of which this prospectus forms a part.

(7)	Under the independent director agreement between [ ] and the Company, [ ] will be granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Common Shares, which will vest over a three (3) year period at a rate of 1/3 per year following the effectiveness of his independent director agreement upon the effectiveness of the registration statement of which this prospectus forms a part.

(8)	The number of executive officers and directors will increase to 7 persons upon the consummation of this initial public offering.

(9)	Keith C Moore Consulting, Inc. is a Nevada corporation. Keith C Moore Consulting, Inc.’s chief executive officer and director is Keith C. Moore. Keith C. Moore is deemed to beneficially own the Class B Common Shares owned by Keith C Moore Consulting, Inc. and has sole voting and dispositive powers over its shares. Keith C Moore Consulting, Inc.’s business address is 318 N. Carson Street, Suite 208, Carson City, NV 89701, USA.

(10)	Latigo Partners, LLC is a Nevada limited liability company. Latigo Partners, LLC’s managing member is Keith C. Moore. Keith C. Moore is deemed to beneficially own the Class B Common Shares owned by Latigo Partners, LLC and has sole voting and dispositive powers over its shares. Latigo Partners, LLC’s business address is 318 N Carson Street, Suite 208, Carson City, NV 89701, USA.

(11)	Consists of (i) 400,000 Class B Common Shares held by Latigo Partners, LLC; and (ii) 200,000 Class B Common Shares held by Keith C Moore Consulting, Inc., both of which are beneficially owned by Mr. Moore who has sole voting and dispositive power over them.

(12)	BaseStones, Inc. is a Nevada corporation. BaseStones, Inc.’s president is Mohammad Ansari. Mohammad Ansari is deemed to beneficially own the Class B Common Shares owned by BaseStones, Inc. and has sole voting and dispositive powers over its shares. BaseStones, Inc.’s business address is 1901 Avenue of the Stars, #200, Los Angeles, CA 90067, USA.

(13)	Cryptocurrency Central Bank Foundation is a Japanese foundation. Cryptocurrency Central Bank Foundation’s president is Tomabechi Hideto. Tomabechi Hideto is deemed to beneficially own the Class B Common Shares owned by Cryptocurrency Central Bank Foundation and has sole voting and dispositive power over its shares. Cryptocurrency Central Bank Foundation’s business address is 7-5-11-702 Roppongi, Minato-ku, Tokyo, 106-0032, Japan.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed under “Management,” the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

Corporate Reorganization

On November 28, 2022, we entered into a share exchange agreement with RoyaLand Company and its stockholders, pursuant to which all the stockholders of RoyaLand Company exchanged their shares for an equal number of shares in the Company, except for Emanuele Filiberto di Savoia, Pinehurst Partners, LLC, and Jean-Claude Sindres, who received the amount of shares they had in RoyaLand Company minus the amount of Company shares they subscribed for on October 25, 2022. As a result, the share exchange became effective under Nevada and Bermuda law, and RoyaLand Company became our wholly-owned subsidiary.

On November 29, 2022, we entered into a share purchase agreement as buyer with the shareholders of OAPLT as sellers, pursuant to which we purchased all of OAPLT’s share capital for €122,500 and the option for the sellers to subscribe for up to 75,000 Class B Common Shares of the Company at a maximum price of $0.50 per share. As a result, the share purchase became effective under French law, and OAPLT became our wholly-owned subsidiary. On November 29, 2022, the sellers exercised their option to subscribe for 75,000 Class B Common Shares for $0.50 per share in reliance upon the provisions of Regulation S promulgated under the Securities Act.

Sales of Securities

Founder Share Issuances

On January 28, 2022, RoyaLand Company issued 100,000 shares of common stock in connection with the incorporation of the RoyaLand Company, at an issue price of $0.001 per share, for a total consideration of $100. On March 1, 2022, the RoyaLand Company amended its articles of incorporation to authorize 300,000,000 shares of stock, consisting of (i) 250,000,000 shares of Common Stock, $0.001 par value per share, of which, 20,000,000 shares were designated Class A Common Stock, par value $0.001 per share, or the Class A Common Stock, and 230,000,000 shares were designated as Class B Common Stock, $0.001 par value per share, or the Class B Common Stock, and (ii) 50,000,000 shares of Preferred Stock, $0.001 par value per share; and effected a 100 to 1 forward stock split resulting in issued and outstanding shares of 6,500,000 of Class A Common Stock and 3,500,000 shares of Class B Common Stock.

The following table presents all of the shares owned before and after the forward stock split.

Shareholder	Common Stock Before Split	Class A Common Stock After Split	Class B Common Stock After Split	Aggregate Purchase Price Paid
Emanuele Filiberto di Savoia, Chief Executive Officer, Interim Chief Financial Officer and Director	65,000	6,500,000	-	$65
Pinehurst Partners LLC (1)	25,000	-	2,500,000	$25
Jean-Claude Sindres, Chief Strategy and Creative Officer	10,000	-	1,000,000	$10

(1)	Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Common Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301.

On October 25, 2022, we issued 1,000,000 Class A Common Shares in connection with the incorporation of The RoyaLand Company Ltd., at an issue price of $0.0002 per share, for a total consideration of $200. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Class A Common Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our common shares.

Shareholder	Class A Common Shares	Aggregate Purchase Price Paid
Emanuele Filiberto di Savoia, Chief Executive Officer, Interim Chief Financial Officer and Director	650,000	$130
Pinehurst Partners LLC (1)	250,000	$50
Jean-Claude Sindres, Chief Strategy and Creative Officer	100,000	$20

(1)	Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Common Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301.

Under our bye-laws, we are authorized to issue two classes of common shares, Class A Common Shares and Class B Common Shares, and any number of classes of preference shares. Class A Common Shares are entitled to twenty votes per share on proposals requiring or requesting shareholder approval, and Class B Common Shares are entitled to one vote on any such matter. Class A Common Shares may be voluntarily converted into Class B Common Shares. A transfer of Class A Common Shares will result in their automatic conversion into Class B Common Shares upon such transfer, except that the transfer of Class A Common Shares to another holder of Class A Common Shares will not result in such automatic conversion. Class B Common Shares are not convertible. Other than as to voting and conversion rights, Class A Common Shares and Class B Common Shares have the same rights and preferences and rank equally.

As a result of the above share issuances and the share transfer discussed in “Business–Our Corporate History and Structure,” our founders, some of whom are, or are beneficially owned by, our officers and directors, own 9,500,000 Class A Common Shares, which amounts to 190,000,000 votes out of a total of 192,575,000 votes held by our outstanding common shares.

Private Placements

On August 12, 2022 and September 30, 2022, RoyaLand Company conducted private placements of shares of Class B Common Stock, and entered into certain subscription agreements with a number of (i) “accredited investors” as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, RoyaLand Company issued 2,000,000 shares of Class B Common Stock at $0.25 per share for a total of $500,000. The shares were subsequently exchanged for Class B Common Shares as described below under “—Corporate Reorganization”. The Class B Common Shares that the private placement investors now hold as a result of these transactions are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale—Lock-Up Agreements”. Daniel Joseph McClory, our Executive Chairman and Director, purchased 600,000 shares of Class B Common Stock for $150,000.

Indemnification Agreements

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. We intend to enter into indemnification agreements with our directors and our executive officers which will provide, among other things, that we will indemnify our directors and executive officers against any liability brought against them by reason of their service as directors, except in cases where such liability arises from fraud, dishonesty, bad faith, gross negligence, willful default or willful misfeasance. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. In order to attract and retain qualified directors and officers, we expect to purchase and maintain customary directors’ and officers’ liability insurance and other types of comparable insurance.

Other Agreements

At the time of incorporation of RoyaLand Company, Daniel Joseph McClory, our Executive Chairman and Director, made advances totaling $2,000 to open two bank accounts. As of June 30, 2022, the amount due to Mr. McClory of $2,000 carried no interest and was due on demand.

From time to time, OAPLT made advances to and received advances from the former owners, Thibault Cazin and Gaultier Cazin. As of June 30, 2022, the amount due to Mr. Thibault Cazin of €18 carried no interest.

Related Person Transaction Policy

Prior to the consummation of this offering, we intend to enter into a new related person transaction policy. Pursuant to such related person transaction policy, any related person transaction must be approved or ratified by our board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

DESCRIPTION OF SHARE CAPITAL AND BYE-LAWS

General

The following is a description of the material terms of our bye-laws and memorandum of association as will be in effect upon the completion of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our bye-laws and memorandum of association, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

We are a Bermuda exempted company with limited liability. We are registered with the Registrar of Companies in Bermuda under registration number 202201824. We were incorporated on October 18, 2022 under the name The RoyaLand Company Ltd. Our registered office is located at c/o Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our affairs are governed by our memorandum of association and bye-laws and the Companies Act 1981 of Bermuda, or the Companies Act, and the common law of Bermuda.

The objects of our business are unrestricted, and the company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

A register of holders of the common shares will be maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by Transhare Corporation, who will serve as branch registrar and transfer agent. The authorized share capital of the Company currently consists of 20,000,000 Class A Common Shares of par value $0.0002 each, 430,000,000 Class B Common Shares of par value $0.0002 each, and 50,000,000 undesignated preference shares of par value $0.0002 each.

Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

As of the date of this prospectus, we have 9,500,000 Class A Common Shares, 2,575,000 Class B Common Shares, and no preference shares issued and outstanding.

Share Capital

Common Shares

General

All of our issued and outstanding common shares are fully paid and non-assessable. Certificates representing our issued and outstanding common shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Our issued and outstanding common shares consist of Class A Common Shares and Class B Common Shares. Holders of Class A Common Shares and Class B Common Shares have the same rights other than with respect to voting and conversion rights. Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights (except as described below under the heading “—Conversion”). If we issue any preference shares, the rights, preferences and privileges of holders of our Class A Common Shares and Class B Common Shares will be subject to, and may be adversely affected by, the rights of the holders of such preference shares.

Dividends

The holders of our common shares will be entitled to such dividends as may be declared by our board of directors, subject to the Companies Act and our bye-laws. Dividends and other distributions on issued and outstanding shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any issued and outstanding preference shares. Dividends and other distributions will be distributed among the holders of our common shares on a pro rata basis.

Under Bermuda law, we may not declare or pay any dividends if there are reasonable grounds for believing that (i) we are, or after the payment of such dividends would be, unable to pay our liabilities as they become due, or (ii) the realizable value of our assets would thereby be less than our liabilities. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Voting Rights

Under our bye-laws, each holder of Class A Common Shares is entitled to twenty (20) votes per Class A Common Share held and each holder of Class B Common Shares is entitled to one (1) vote per Class B common share held.

Under our bye-laws, the quorum required for a general meeting of shareholders to consider any resolution or take any action, including with respect to any meeting convened to consider or adopt a resolution required for an amalgamation or merger of the Company, is two or more persons present at the start of the meeting and representing in person or by proxy in excess of 50% of the total voting rights of all issued and outstanding shares in the Company.

Subject to the Companies Act and our bye-laws, to be passed at a general meeting of the Company, a resolution requires the affirmative vote of at least a majority of the votes cast at such meeting.

At any general meeting of the Company a resolution put to the vote of the meeting shall in the first instance be by a show of hands. A poll may be demanded by (i) the chairman of the meeting; (ii) at least three shareholders present or voting by proxy or (iii) one or more shareholders present or represented by proxy holding not less than one-tenth of the total voting rights of the shareholders holding all of the issued and outstanding Class A Common Shares and Class B Common Shares and any other shares of the Company or not less than one-tenth of the aggregate sum paid up on all issued and outstanding Class A Common Shares and Class B Common Shares and any other shares of the Company having the right to attend and vote.

Conversion

Each Class A Common Share is convertible into one Class B Common Share at any time at the option of the holder of such Class A Common Share. Any Class A Common Shares that are converted into Class B Common Shares may not be reissued. The disparate voting rights of our Class A Common Shares will not change upon transfer unless such Class A Common Shares are first converted into our Class B Common Shares. Further, each Class A Common Share will automatically convert into one Class B Common Share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class A Common Shares.

Variation of Rights

As a matter of Bermuda law, the holders of one class of shares may not vary the voting rights of such class of shares relative to another class of shares, without the approval of the holders of each other class of our voting shares then in issue. As such, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of three-fourths of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the relevant class of shareholders at which a quorum consisting of two persons at least holding or representing by proxy one-third of the issued shares of the class is present. In addition, as the rights attaching to any class of shares are set forth in our bye-laws, a resolution of a general meeting of the Company would generally be required to be passed to amend the bye-laws to vary such rights. For purposes of the Class A Common Shares or Class B Common Shares, the only rights specifically attaching to such shares that may be varied as described in this paragraph are the voting, dividend and liquidation rights.

Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of its common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our Class A Common Shares and Class B Common Shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Election and Removal of Directors

Our bye-laws provide that our board of directors shall consist of such number of directors being not less than one director and not more than such maximum number of directors as the board of directors may from time to time determine.

Our bye-laws provide that only persons who are proposed or nominated in accordance with our bye-laws shall be eligible for election as directors. Any shareholder or the board of directors may propose any person for election as a director. Where any person, other than a director retiring at the meeting or a person proposed for re-election or election as a director by the board of directors, is to be proposed for election as a director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a director. If a director is to be elected at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. If a director is to be elected at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

Our bye-laws provide that shareholders entitled to vote for the election of directors may, at any special general meeting convened and held in accordance with our bye-laws, remove a director only with cause, provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention so to do and be served on such director not less than 14 days before the meeting and at such meeting the director shall be entitled to be heard on the motion for such director’s removal.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of  “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors may establish by resolution one or more series of preference shares in such number and with such designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations could have the effect of discouraging an attempt to obtain control of the Company.

Representative’s Warrants

Upon the closing of this offering, there will be up to              Class B Common Shares issuable upon exercise of the representative’s warrants. See “Underwriting—Representative’s Warrants” below for a description of the representative’s warrants.

Share Options

Immediately prior to the completion of this offering, we will adopt The RoyaLand Company Ltd. 2023 Equity Incentive Plan, or the 2023 Plan. The purpose of the 2023 Plan is to grant restricted share and share options to our officers, employees, directors, advisors and consultants. The maximum number of Class B Common Shares that may be issued pursuant to awards granted under the 2023 Plan will be 2,000,000 Class B Common Shares. Cancelled and forfeited share options and share awards may again become available for grant under the 2023 Plan. The 2023 Plan will expire on January 13, 2033. For further information, please see “Management—Equity Incentive Plan”.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Meetings of Shareholders

Subject to the provisions of the Companies Act, the Company shall not be required to hold an annual general meeting in each year. Where the Company elects to hold an annual general meeting, such meeting shall be held at such time and place as the president or the chairman of the Company (if any) or any two directors or any director and the secretary or the board of directors shall appoint.

The president or the chairman of the Company (if any) or any two directors or any director and the secretary or the board of directors may convene a special general meeting whenever in their judgment such a meeting is necessary.

The quorum required for a general meeting of shareholders to consider any resolution or take any action is two or more persons present at the start of the meeting and representing in person or by proxy in excess of 50% of the total voting rights of all issued and outstanding shares in the Company.

Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 10% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

Consent under the Exchange Control Act 1972 (and its related regulations) has been received from the Bermuda Monetary Authority for the issue and transfer of our Class B Common Shares to and between non-residents of Bermuda for exchange control purposes provided our Class B Common Shares remain listed on an appointed stock exchange, which includes Nasdaq. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

History of Securities Issuances

In the past three years, we have issued the following securities.

Private Placements

On August 12, 2022 and September 30, 2022, RoyaLand Company conducted private placements of shares of Class B Common Stock, and entered into certain subscription agreements with a number of (i) “accredited investors” as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, RoyaLand Company issued 2,000,000 shares of Class B Common Stock at $0.25 per share for a total of $500,000. The shares were subsequently exchanged for Class B Common Shares as described below under “—Share Exchange Agreements”. The Class B Common Shares that the private placement investors now hold as a result of these transactions are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale—Lock-Up Agreements”.

Founder Share Issuances

On January 28, 2022, RoyaLand Company issued 100,000 shares of common stock in connection with the incorporation of the RoyaLand Company, at an issue price of $0.001 per share, for a total consideration of $100. On March 1, 2022, the RoyaLand Company amended its articles of incorporation to authorize 300,000,000 shares of stock, consisting of (i) 250,000,000 shares of Common Stock, $0.001 par value per share, of which, 20,000,000 shares were designated Class A Common Stock, par value $0.001 per share, or the Class A Common Stock, and 230,000,000 shares were designated as Class B Common Stock, $0.001 par value per share, or the Class B Common Stock, and (ii) 50,000,000 shares of Preferred Stock, $0.001 par value per share; and effected a 100 to 1 forward stock split resulting in issued and outstanding shares of 6,500,000 of Class A Common Stock and 3,500,000 shares of Class B Common Stock.

The following table presents all of the shares owned before and after the forward stock split.

Shareholder	Common Stock Before Split	Class A Common Stock After Split	Class B Common Stock After Split	Aggregate Purchase Price Paid
Emanuele Filiberto di Savoia, Chief Executive Officer, Interim Chief Financial Officer and Director	65,000	6,500,000	-	$65
Pinehurst Partners LLC (1)	25,000	-	2,500,000	$25
Jean-Claude Sindres, Chief Strategy and Creative Officer	10,000	-	1,000,000	$10

(1)	Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Common Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301.

On October 25, 2022, we issued 1,000,000 Class A Common Shares in connection with the incorporation of The RoyaLand Company Ltd., at an issue price of $0.0002 per share, for a total consideration of $200. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Class A Common Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our common shares.

Shareholder	Class A Common Shares	Aggregate Purchase Price Paid
Emanuele Filiberto di Savoia, Chief Executive Officer, Interim Chief Financial Officer and Director	650,000	$130
Pinehurst Partners LLC (1)	250,000	$50
Jean-Claude Sindres, Chief Strategy and Creative Officer	100,000	$20

(1)	Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Common Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301.

Share Exchange Agreements

On November 28, 2022, we entered into a share exchange agreement with RoyaLand Company and its stockholders, pursuant to which all the stockholders of RoyaLand Company exchanged their shares for an equal number of shares in the Company, except for Emanuele Filiberto di Savoia, Pinehurst Partners, LLC, and Jean-Claude Sindres, who received the amount of shares they had in RoyaLand Company minus the amount of Company shares they subscribed for on October 25, 2022. As a result, the share exchange became effective under Nevada and Bermuda law, and RoyaLand Company became our wholly-owned subsidiary.

On November 29, 2022, we entered into a share purchase agreement as buyer with the shareholders of OAPLT as sellers, pursuant to which we purchased all of OAPLT’s share capital for €122,500 and the option for the sellers to subscribe for up to 75,000 Class B Common Shares of the Company at a maximum price of $0.50 per share. As a result, the share purchase became effective under French law, and OAPLT became our wholly-owned subsidiary. On November 29, 2022, the sellers exercised their option to subscribe for 75,000 Class B Common Shares for $0.50 per share in reliance upon the provisions of Regulation S promulgated under the Securities Act.

Limitation of Liability and Indemnification of Directors and Officers

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. We intend to enter into indemnification agreements with our directors and our executive officers which will provide, among other things, that we will indemnify our directors and executive officers against any liability brought against them by reason of their service as directors, except in cases where such liability arises from fraud, dishonesty, bad faith, gross negligence, willful default or willful misfeasance. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. In order to attract and retain qualified directors and officers, we expect to purchase and maintain customary directors’ and officers’ liability insurance and other types of comparable insurance.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Listing

We plan to apply to list our common shares on the Nasdaq Capital Market under the symbol “RLND”. The closing of this offering is contingent upon such listing.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares in the United States is Transhare Corporation, located at Bayside Center 1, 17755 US Highway 19N, Suite 140, Clearwater, Florida 33764. Transhare’s phone number is 303-662-1112 and its website is www.transhare.com.

MATERIAL DIFFERENCES BETWEEN BERMUDA LAW AND DELAWARE GENERAL CORPORATION LAW

Our corporate affairs will be governed by our bye-laws and applicable Bermuda law, including the Bermuda Companies Act. Bermuda laws differ from the various state laws applicable to U.S. corporations and their stockholders. The following is a summary of the material differences between the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law, or DGCL, applicable to U.S. companies organized under the laws of Delaware and their stockholders. This summary is qualified in its entirety by reference to the DGCL, the Bermuda laws and our governing corporate instruments. Before investing, you should consult your legal advisor regarding the impact of Bermuda corporate law on your specific circumstances and reasons for investing.

Duties of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

●	a duty to act in good faith in the best interests of the company;

●	a duty not to make a personal profit from opportunities that arise from the office of director;

●	a duty to avoid conflicts of interest; and

●	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the stockholders.

Delaware law provides that a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” The business judgment rule is a presumption that in making a business decision, directors acted on an informed basis and that the action taken was in the best interests of the company and its stockholders, and accordingly, unless the presumption is rebutted, a board’s decision will be upheld unless there can be no rational business purpose for the action or the action constitutes corporate waste. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control or the approval of a transaction resulting in a sale of control of the corporation.

Interested Directors

Bermuda law and our bye-laws provide that if a director has an interest in a material transaction or proposed material transaction with us or any of our subsidiaries or has a material interest in any person that is a party to such a transaction, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting.

Under Delaware law, such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, the quorum required for a general meeting of shareholders to consider any resolution or take any action is two or more persons present at the start of the meeting and representing in person or by proxy in excess of 50% of the total voting rights of all issued and outstanding shares in the Company.

Any individual who is our shareholder and who is present at a meeting and entitled to vote at such meeting, may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of Class A Common Shares is entitled to twenty (20) votes per Class A Common Share held and each holder of Class B Common Shares is entitled to one (1) vote per Class B common share held.

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or by-laws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or by-laws, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or after the payment of such dividends would be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, our Class A Common Shares and Class B Common Shares are entitled to dividends if, as and when dividends are declared by our board of directors on such classes, subject to any preferred dividend right of the holders of any preference shares. See “Description of Share Capital and Bye-laws—Common Shares—Dividends” above.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a Bermuda company in the following ways:

●	By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the holders of shares the subject of the scheme, representing in the aggregate a majority in number and at least 75% in value of the shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares the subject of the scheme could be compelled to sell their common shares under the terms of the scheme of arrangement.

●	If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

●	Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts would, however, permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. The operation of this provision as a waiver of the right to sue for violations of federal securities laws may be unenforceable in U.S. courts.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.

Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. We will also enter into agreements with our directors, pursuant to which we have agreed to indemnify them against any liability brought against them by reason of their service as directors, except in cases where such liability arises from fraud, dishonesty, bad faith, gross negligence, willful default or willful misfeasance. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We expect to purchase and maintain a directors’ and officers’ liability policy for such a purpose.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if  (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law permits any stockholder to inspect or obtain copies of a corporation’s stockholder list and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.

Shareholder Proposals

Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 10% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Delaware law provides that stockholders have the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.

Calling of Special Shareholders’ Meetings

Under our bye-laws, a special general meeting may be called by the chairman of the board or by any two directors or any director and the secretary. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of stockholders.

Amendment of Memorandum of Association and Bye-laws

Under our bye-laws, the memorandum of association may be amended by a resolution passed at a general meeting of the Company. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders at a general meeting of the Company.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the stockholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the corporation is required to approve the amendment of the certificate of incorporation at the stockholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then issued and outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Under Delaware law, unless the certificate of incorporation or by-laws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the by-laws of a corporation. Those by-laws dealing with the election of directors, classes of directors and the term of office of directors may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of shareholders carrying not less than a majority of all shares entitled to vote on the resolution.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common shares. Future sales of substantial amounts of common shares, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have                common shares issued and outstanding, based on an assumed initial public offering price of $       per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus. In the event the underwriters exercise the over-allotment option in full, we will have                    common shares issued and outstanding. The common shares sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued common shares that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted common shares for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of common shares then outstanding; or

●	1% of the average weekly trading volume of our common shares during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers, and holders of 10% or more of our outstanding common shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of 12 months after the date of this prospectus. See “Underwriting—Company Lock-Up.”

MATERIAL UNITED STATES AND BERMUDA INCOME TAX CONSIDERATIONS

The following summary contains a description of material Bermuda and U.S. federal tax consequences of the acquisition, ownership and disposition of our Class B Common Shares. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire Class B Common Shares in this offering. Potential investors should consult their tax advisers regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares pursuant to this prospectus and hold such common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, currency or securities dealers, traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences relating to an investment in our common shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our common shares. Persons considering an investment in our common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year, ending June 30, 2022. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares, that U.S. Holder must generally continue to treat us as a PFIC for all succeeding years during which the U.S. Holder holds our common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If the election is made, the U.S. Holder will be deemed to sell our common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our common shares will be marketable stock so long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such an election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our common shares.

The tax consequences that would apply if we are or become a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

U.S. persons who are investors in a PFIC are generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the non-dividend portion of the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on common shares that are readily tradable on an established securities market in the United States. No treaty exists between the United States and Bermuda that satisfies condition (a). However, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” we believe that so long as our common shares are readily tradable on Nasdaq, which is an established market in the United States, we will be a qualified foreign corporation and any dividends that we pay will be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in our common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other taxable disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be treated as gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our common shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common shares.

Information Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938, Statement of Specified Foreign Financial Assets. As described above under “—Passive Foreign Investment Company Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 to acquire our common shares are required to file IRS Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation, reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the information reporting rules.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated as an exempted company pursuant to the laws of Bermuda. Most of our directors and officers reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because most of our assets, and most of the assets of our directors and officers, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States.

We have been advised that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be automatically enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a U.S. public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Our agent for service of process in the United States is Cogency Global Inc.,122 East 42nd Street, 18th Floor, New York, NY 10168, (800) 221-0102.

UNDERWRITING

In connection with this offering, we expect to enter an underwriting agreement with Revere Securities, LLC (who we refer to as the representative), as the representative of the underwriters named in this prospectus, with respect to the Class B Common Shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the representative will agree to purchase from us on a firm commitment basis the respective number of Class B Common Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus, and each of the underwriters has severally and not jointly agreed to purchase, and we have agreed to sell to the underwriters, at the public offering price per shares less the underwriting discounts set forth on the cover page of this prospectus, the number of Class B Common Shares listed next to its name in the following table:

Underwriter	Number of Class B Common Shares
Revere Securities, LLC

Total

The Class B Common Shares sold by the underwriters to the public will initially be offered at the initial public offering price range set forth on the cover page of this prospectus. Any Class B Common Shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all of the shares are not sold at the initial offering price, the representative may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more Class B Common Shares than the total number set forth in the table above, we have granted to the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to additional Class B Common Shares at the public offering price less the underwriting discount, constituting 15% of the total number of Class B Common Shares to be offered in this offering (excluding shares subject to this option). The representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. This offering is being conducted on a firm commitment basis.  Any Class B Common Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class B Common Shares that are the subject of this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in compliance with Regulation M under the Exchange Act, as described below:

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sell more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities. As a result, the price of our Class B Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the representative), based on the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Per Share	Total Without Over-Allotment Option	Total With Entire Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)	$	$	$
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the representative equal to one percent (1%) of the gross proceeds received at the closing of the offering.

We have agreed to pay the representative the reasonable out-of-pocket expenses incurred by the representative in connection with this offering up to $200,000. The representative’s reimbursable out-of-pocket expenses include but are not limited to: (i) reasonable fees of representative’s legal counsel, (ii) due diligence and other expenses incurred prior to completion of this offering, and (iii) road show, travel, platform on-boarding fees, and other reasonable out-of-pocket accountable expenses. As of the date of this prospectus, we have not paid the representative any advances for its anticipated out-of-pocket costs. Such advance payments will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Representative’s Warrants

We have agreed to issue warrants to the representative to purchase a number of Class B Common Shares equal to seven percent (7%) of the total number of shares sold in this offering at an exercise price equal to 100% of the public offering price of the shares sold in this offering. The representative’s warrants will be exercisable at any time and from time to time, in whole or in part, during the period commencing 180 days from the commencement of trading of the Company’s securities on Nasdaq, will have a cashless exercise provision and will terminate on the fifth anniversary of the commencement date of sales in this offering. Any shares purchased under the representative’s warrants may not be sold until at least 180 days from the commencement date of sales in the offering. The representative’s warrants will not be exercisable or convertible for more than five years from the commencement date of sales in this offering. The representative’s warrants will provide for immediate “piggyback” registration rights with respect to the registration of the common shares underlying the warrants. The representative’s warrants will also provide for customary anti-dilution provisions for stock dividends, splits, mergers, and any future issuance of common shares or common shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The representative’s warrants shall also provide for automatic exercise immediately prior to expiration. The representative’s warrants shall not be callable or cancellable. We are registering the sale of the representative’s warrants and the shares underlying the representative’s warrants in this offering.

The representative’s warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the representative’s warrants nor any of our common shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in this offering, subject to certain exceptions. The representative’s warrants to be received by the representative and related persons in connection with this offering: (i) fully comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1); and (ii) fully comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Determination of Offering Price

In determining the initial public offering price, we and the representative have considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future revenue and earnings;

●	the recent prices of, and demand for, shares sold by us prior to this offering;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the representative and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the representative can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the representative and the other underwriters may be required to make for these liabilities.

Right of First Refusal

We have agreed to provide the representative the right of first refusal for six (6) months following the consummation of this offering to act as sole book-running manager, sole underwriter or sole placement agent on any public offering or private placement or any other capital-raising financing of equity, equity-linked or debt securities that uses an underwriter or placement agent. In the event that we engage the representative to provide such services, the representative will be compensated consistent with our engagement agreement with the representative, unless we mutually agree otherwise.

Company Lock-Up

We will not, without the prior written consent of the representative, from the date of execution of the Underwriting Agreement and continuing for a period of 12 months from the date on which the trading of our Class B Common Shares commences (the “Lock-Up Period”), (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, change the terms of or grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise. We will agree not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

Our executive officers and directors and the holders of 10% or more of our outstanding common shares have agreed to a 12 month “lock-up,” during which, without the prior written consent of the representative, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any common shares or any securities convertible into or exercisable or exchangeable for common shares, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or any securities convertible into or exercisable or exchangeable for common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

Affiliations

Each underwriter and its respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the common course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We do not have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the common course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of our company. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution of Common Shares

A prospectus in electronic format may be made available on the websites maintained by the representative. In addition, Class B Common Shares may be sold by the representative to securities dealers who resell Class B Common Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by the representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class B Common Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class B Common Shares, where action for that purpose is required. Accordingly, the Class B Common Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class B Common Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

For the avoidance of doubt, any offer of securities (within the meaning of the Prospectus Regulation (EU) 2017/1129 (the “Prospectus Regulation”)) contained in this prospectus is addressed to less than 150 natural or legal persons per member state of the European Union and accordingly, there is no legal obligation or requirement to publish this prospectus in the European Union in accordance with the provisions of the Prospectus Regulation.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the common shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Amount
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Accounting fees and expenses
Legal fees and expenses
Transfer agent fees and expenses
Printing fees and expenses
Miscellaneous
TOTAL	$

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Bevilacqua PLLC. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Sichenzia Ross Ference LLP. The validity of the common shares offered in this offering and certain other legal matters as to Bermuda law will be passed upon for us by Conyers Dill & Pearman Limited.

EXPERTS

Our consolidated financial statements as of June 30, 2022 and 2021 and for the years then ended included in this prospectus have been audited by TAAD LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of TAAD LLP are located at 20955 Pathfinder Rd, Suite 370, Diamond Bar, CA 91765.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the common shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at www.theroyaland.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we will be exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

FINANCIAL STATEMENTS

Index to Consolidated Financial Statements for The RoyaLand Company Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of The RoyaLand Company Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of The RoyaLand Company Ltd. (the Company) as of June 30, 2022, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from January 28, 2022 (inception) to June 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the period from January 28, 2022 (inception) to June 30, 2022, in conformity with the International Financial Reporting Standard as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2022.
Diamond Bar, CA
March 1, 2023

The RoyaLand Company Ltd.

Consolidated Balance Sheet
(in U.S. dollars)

June 30, 2022
ASSETS
Current assets:
Cash	$71,034
Total current assets	71,034
Total Assets	$71,034

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ Equity:
Preferred stock, par value $0.0002 per share, 50,000,000 shares authorized; no shares issued and outstanding at June 30, 2022	$—
Common stock – Class A, par value $0.0002 per share, 20,000,000 shares authorized; 9,000,000 shares issued and outstanding at June 30, 2022	1,800
Common stock – Class B, par value $0.0002 per share, 430,000,000 shares authorized; 900,000 shares issued and outstanding at June 30, 2022	180
Additional paid-in capital	223,020
Accumulated deficit	(171,120)
Total Shareholders’ Equity	53,880

Current liabilities:
Accounts payable and accrued liabilities	15,154
Due to related party	2,000
Total current liabilities	17,154
Total Liabilities	17,154
Total Liabilities and Shareholders’ Equity	$71,034

See accompanying Notes to the Consolidated Financial Statements

The RoyaLand Company Ltd.

Consolidated Statement of Operations

(in U.S. dollars)

For the Period from January 28, 2022 (Inception) to June 30, 2022

Operating expenses:
General and administrative:
Consulting	$166,193
Legal and accounting	3,915
All other	1,012
Total operating expense	171,120

Operating loss	(171,120)

Loss before provision for income taxes	(171,120)

Provision (benefit) for income taxes	—

Net loss	$(171,120)

Weighted average common Class A shares basic	9,000,000
Weighted average common Class B shares basic	532,680

Weighted average basic loss per common Class A share	$(0.02)
Weighted average basic loss per common Class B share	$(0.32)

See accompanying Notes to the Consolidated Financial Statements

The RoyaLand Company Ltd.

Consolidated Statement of Shareholders’ Equity

(in U.S. dollars)

	Preferred Stock		Common Stock Class A		Common Stock Class B		Additional Paid-In	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Amount	Capital	Deficit	Equity

Balance – January 28, 2022 (Inception)	–	$–	9,000,000	$1,800	–	$–	$(1,800)	$–	$–
Sale of shares for cash	–	–	–		900,000	180	224,820	–	225,000
Net loss	–	–	–	–	–	–	–	(171,120)	(171,120)
Balance – June 30, 2022	–	$–	9,000,000	$1,800	900,000	$180	$223,020	$(171,120)	$53,880

See accompanying Notes to the Consolidated Financial Statements

The RoyaLand Company Ltd.

Consolidated Statement of Cash Flows

(in U.S. dollars)

For the Period from January 28, 2022 (Inception) to June 30, 2022
Cash flows from operating activities:
Net income (loss)	$(171,120)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Changes in operating assets/liabilities:
Accounts payable and accrued liabilities	15,154
Net cash provided used in operating activities	(155,966)

Cash flows from financing activities:
Proceeds from the issuance of common stock	225,000
Borrowings from related parties	2,000
Net cash provided by (used in) investing activities	227,000

Net change in cash	71,034
Cash, beginning of period	—
Cash, end of period	$71,034

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$—
Taxes	$—

See accompanying Notes to the Consolidated Financial Statements

The RoyaLand Company Ltd.

Notes to the Consolidated Financial Statements

1. Organization and Business

Organization and Business

The RoyaLand Company Ltd. (“RoyaLand Ltd.”), an exempted company limited by shares, was incorporated on October 18, 2022 under the laws of Bermuda. Under our bye-laws, we are authorized to issued 50,000,000 undesignated preference shares, 20,000,000 Class A Common Shares and 430,000,000 Class B Common Shares. Concurrent with our formation, we issued 650,000 Class A Common Shares to our Chief Executive Officer (“CEO”), the majority owner, and 350,000 Class A Common Shares to two other shareholders.

On November 28, 2022, we entered into a share exchange agreement (the “SEA”) with RoyaLand Company (“RoyaLand Company”), a United States company incorporated in the state of Nevada. At the time of the SEA, RoyaLand Company had the following shares issued and outstanding: 6,500,000 shares of Class A Common Stock, all of which were owned by our CEO, and 5,500,000 shares of Class B Common Stock owned by 9 different shareholders. Under the SEA, the shareholders of RoyaLand Company exchanged 100% of their shares of Class A Common Stock and Class B Common Stock for a total of 9,000,000 Class A Common Shares and 2,000,000 Class B Common Shares of RoyaLand Ltd. As a result of the SEA, the issued and outstanding share of RoyaLand Ltd. consisted of 10,000,000 Class A Common Shares, 6,500,000 of which is owned by our CEO, and 2,000,000 Class B Common Shares. RoyaLand Company is in the process of being dissolved. See Notes 4 and 7 for further information.

At the time of the SEA, the majority of our shares were owned by our CEO and, as a result, we have determined this to be a common control acquisition. As the parties to the SEA were under common control, the series of contractual arrangements between the parties constituted a reorganization under common control and are required to be retrospectively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

The Securities and Exchange Commission’s Financial Reporting Manual Section 1160.1 provides reporting guidance that, if the registrant will succeed to a business in a transaction that is not a reorganization, include the financial statements of both the acquired/predecessor business (RoyaLand Company) and the registrant (RoyaLand Ltd.) in the filing. Accordingly, the accompanying consolidated financial statements have retrospectively reflected the consolidation of RoyaLand Nevada with Royaland Ltd. See Note 7 for further information.

The business of RoyaLand Ltd. is focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around the mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. See Note 7.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Our year-end is June 30.

These consolidated financial statements include the accounts of the registrant, RoyaLand Ltd. and RoyaLand Company. All intercompany transactions and balances have been eliminated. As stated in Note 1, the SEA resulted in a common control acquisition.

Functional and Presentation Currency

These consolidated financial statements are prepared in the U.S. dollar, which is the RoyaLand Ltd.’s functional currency. RoyaLand Company’s functional currency is the U.S. dollar, the same as RoyaLand Ltd.’s functional currency. All financial information has been rounded to the nearest dollar except where indicated otherwise.

Going Concern Considerations

The accompanying consolidated financial statements contemplate continuation of our Company as a going concern. We have incurred net losses since our inception we have an accumulated deficit of $171,120 at June 30, 2022. As stated in Note 1, RoyaLand Nevada is in the process of being dissolved.

Use of Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3	—	Unobservable inputs which are supported by little or no market activity.

For assets and liabilities, such as cash and accounts payable/accrued liabilities maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair Value Hierarchy of liabilities that are recognized and measured at fair value in the consolidated financial statements as of June 30, 2022 (level 3 inputs are not applicable):

	Fair Value Measurement Using
	Level 1	Level 2
LIABILITIES
Due to related party – recognized at fair value (1)	$2,000	$—

(1)	The amounts due to related party contain no interest provision. Any imputed interest is immaterial.

Financial risk factors

We believe our activities do not expose us to any market, credit or liquidity risk. As stated in Note 1, RoyaLand Company is in the process of being dissolved.

Income Taxes

We account for income taxes in accordance with International Accounting Standard (“IAS”) 12 which requires us to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes.

Net Income/Loss Per Share

Under the provisions of IAS 33, Earnings per Share, basic loss per common share is computed by dividing net loss available to each class of common shareholders by the weighted average number of shares of common stock outstanding for the period presented for their respective class. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the income of our Company, subject to anti-dilution limitations. As of June 30, 2022, we had no potentially dilutive shares.

The table below presents the computation of basic and diluted loss per share for the period ended June 30, 2022:

	Class A Common Shares	Class B Common Shares
Numerator:
Net loss	$(171,120)	$(171,120)
Denominator:
Weighted average common shares outstanding—basic	9,000,000	532,680
Dilutive common share equivalents	-	-
Weighted average common shares outstanding—diluted	9,000,000	532,680
Net loss per share:
Basic	$(0.02)	$(0.32)
Diluted	$(0.02)	$(0.32)

New Accounting Pronouncements

We have reviewed all accounting pronouncements recently issued by the IAS and have determined that they are either not applicable or are not believed to have a material impact on our present or future consolidated financial statements.

3. Related Party Transactions

A related party made advances to RoyaLand Company at its inception totaling $2,000 to open two bank accounts. As of June 30, 2022, the amount due to the related party of $2,000 carried no interest and was due on demand. Imputed interest is immaterial.

4. Capital Stock

Concurrent with our formation, we issued a total of 100,000 shares of common stock to three individuals, one of which was our CEO who received 65,000 shares. Effective March 1, 2022, we implemented a 100 to 1 forward stock split and reorganization resulting in issued and outstanding shares of 6,500,000 of Class A Common Stock and 3,500,000 shares of Class B Common Stock.

As stated in Note 1, on November 28, 2022, we entered into the SEA with RoyaLand Company which resulting in the following shares being exchanged:

	RoyaLand Ltd. (Registrant)		RoyaLand Company
Name of Shareholder	Class A Shares Received	Class B Shares Received	Class A Shares Exchanged	Class B Shares Exchanged
CEO (1)	5,850,000		6,500,000
Shareholder #1 (2)	2,250,000			2,500,000
Shareholder #2 (3)	900,000			1,000,000
Shareholder #3		200,000		200,000
Shareholder #4		100,000		100,000
Shareholder #5		600,000		600,000
Shareholder #6		200,000		200,000
Shareholder #7		400,000		400,000
Shareholder #8		200,000		200,000
Shareholder #9		100,000		100,000
Shareholder #10		200,000		200,000
Total	9,000,000	2,000,000	6,500,000	5,500,000

(1)	The CEO was issued 650,000 Class A Common Shares of RoyaLand Ltd. upon its formation on October 18, 2022, resulting in total ownership of 6,500,000 Class A Common Shares after the completion of the SEA.

(2)	Shareholder #1 was issued 250,000 Class A Common Shares of RoyaLand Ltd. upon its formation on October 18, 2022, resulting in total ownership of 2,500,000 Class A Common Shares after the completion of the SEA.

(3)	Shareholder #2 was issued 100,000 Class A Common Shares of RoyaLand Ltd. upon its formation on October 18, 2022, resulting in total ownership of 1,000,000 Class A Common Shares after the completion of the SEA.

The RoyaLand Ltd. shares issued and outstanding November 28, 2022, the date of the SEA, consist of the following:

	Class A Common Shares	Class B Common Shares
Shares deemed issued June 30, 2022 as a result of the SEA	9,000,000	900,000
Shares issued subsequent to June 30, 2022	1,000,000	1,100,000
Total shares issued and outstanding as of November 28, 2022	10,000,000	2,000,000

Preference Shares

We are authorized to issue 50,000,000 undesignated preference shares of $0.0002 par value. Our board of directors will have the authority to determine the rights, preferences and designations of each series of preferred stock to be issued including voting powers, dividend rights, conversion rights, and redemption/liquidation privileges, all as permitted by the Nevada Revised Statutes. As of June 30, 2022, no series of preference shares has been designated by our board of directors and no preference shares have been issued.

Common Shares

We are authorized to issue 450,000,000 common shares of $0.0002 par value each and have designated two series of common shares whose rights are described below:

Class A Common Shares – we have designated and authorized 20,000,000 Class A Common Shares. Each Class A Common Share is entitled to 20 votes on all matters subject to a vote of shareholders and to such dividends as our board may from time to time declare. Each Class A Common Share may be converted at any time into one (1) Class B Common Share. There are 9,000,000 Class A Common Shares issued and outstanding at June 30, 2022, 6,500,000 of which are owned by our CEO.

Class B Common Shares – we have designated 430,000,000 Class B Common Shares. Each Class B Common Share is entitled to one (1) vote on all matters subject to a vote of shareholders. There are 900,000 Class B Common Shares issued and outstanding at June 30, 2022.

The 9,000,000 Class A Common Shares issued and outstanding as of June 30, 2022 resulted from the SEA. During the period ended June 30, 2022, we sold 900,000 Class B Common Shares to various shareholders for $0.25 per share and received proceeds of $225,000. Subsequent to June 30, 2022, we sold 1,100,000 Class B Common Shares to various shareholders for $0.25 per share and received proceeds of $275,000. The Class B Common Shares that these shareholders now hold as a result of these transactions are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions.

5. Income Taxes

Our net loss was generated by RoyaLand Company which is a US company subject to income taxes in the United States. The following table presents the current income tax provision for federal and state income taxes for the period ended June 30, 2022:

From Inception Through June 30, 2022
Current tax provision (benefit):
Federal	$–
State	–
Total current tax provision (benefit)	–
Deferred tax provision (benefit):
Federal	(35,935)
State, net of federal benefit	–
Increase in valuation allowance	35,935
Total deferred tax provision (benefit)	–
Total provision (benefit) for income taxes	$–

Reconciliation of the U.S. federal statutory rate to the actual tax rate for the period ended June 30, 2022:

2022
US federal statutory income tax rate	21.0%
State income tax, net of federal benefit	0.0%
Increase in valuation reserve	-21.0%
Total provision for income taxes	–%

The components of our deferred tax assets as of June 30, 2022 consisted of the following:

2022
Net operating loss carry forwards	$35,935
Less: valuation allowance	(35,935)
Net deferred tax assets	$–

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because management has determined that it is more likely than not that these assets will not be realized.

6. Operating Expense - Consulting

In March 2022, we engaged a non-related third party (the “Game Developer”) to begin development of an online and offline immersive, fantasy-based royalty-themed game for us and for RoyaLand Ltd. As explained in Note 1, on November 28, 2022, RoyaLand Nevada entered into a share exchange agreement with RoyaLand Ltd. and RoyaLand Nevada is in the process of being dissolved. As a result, all services performed in the game development will accrue to RoyaLand Ltd. There is no formal agreement between our Company and the Game Developer and either party can terminate the arrangement at any time.

As of the date of this report, it is unclear how much of the work performed by the Game Developer, if any, we will be able to use. As a result, through June 30, 2022, we have recorded a general and administrative expense in the amount of $166,193 for the services performed.

7. Subsequent Events

Share Exchange Agreement

As described in Notes 1 and 4, on November 28, 2022, we entered into an SEA with RoyaLand Company. Under the SEA, the shareholders of RoyaLand Company exchanged 100% of their shares of Class A Common Stock and Class B Common Stock for a total of 9,000,000 Class A Common Shares and 2,000,000 Class B Common Shares of RoyaLand Ltd.

As stated in Note 1, RoyaLand Ltd. is a company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around the mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. RoyaLand Ltd. is actively focused on developing a novel, interactive and immersive game based on a player-empowered design. The plan is to build proprietary digital avatars, provide opportunities to players to earn in-game reward currency, build virtual Land in the metaverse to empower users to own their online assets and enhance all of these features with premium incremental in-game content. TheRoyal.Land game is currently in development.

Acquisition

On November 29, 2022, in a Stock Purchase Agreement (“SPA”), RoyaLand Ltd. acquired 100% of the issued and outstanding shares of OAPLT, a French joint stock company for €122,500 (approximately $126,700) in cash. OAPLT is engaged in the creation of apps, websites, the hosting of web products and the provision of services in relation thereto. Under the SPA, the former owners of OAPLT were entitled to subscribe to 75,000 of our Class B Common Shares at a price of $0.50 per share prior to December 15, 2022, which owners did so subscribe.

Share Issuances

Subsequent to June 30, 2022, RoyaLand Ltd. issued the following common shares:

1.	1,000,000 Class A Common Shares upon our formation. 650,000 of the shares were issued to our CEO and 350,000 were issued to two other founding shareholders.

2.	75,000 Class B Common Shares to the former owners of OAPLT.

Additionally, subsequent to June 30, 2022, RoyaLand Company issued 1,100,000 shares of Class B Common Stock to various shareholders for $0.25 per share and received proceeds of $275,000.

Also subsequent to June 30, 2022, our CEO transferred 500,000 of his Class A Common Shares to an individual, and upon the transfer, the shares were automatically converted to Class B Common Shares.

Pro forma Financial Statements

Our share exchange with RoyaLand Ltd. took place on November 28, 2022. In addition, on November 29, 2022, RoyaLand Ltd acquired 100% of the issued and outstanding shares of OAPLT, a French joint stock company engaged in the creation of apps, websites, the hosting of web products and the provision of services in relation thereto. The following pro forma financial statements assume the share exchange agreement with RoyaLand Ltd. and RoyaLand Ltd.’s acquisition of OAPLT took place at the beginning of the periods presented. The majority of our future revenue will be generated by TheRoyal.Land game and, as such, the pro forma financial statements are presented in its functional currency, the U.S. dollar.

Pro Forma Balance Sheets (Unaudited)

	June 30, 2022	June 30, 2021
ASSETS
Current assets:
Cash	$76,577	$34,664
Accounts receivable	3,772	8,394
Total current assets	80,349	43,058
Total Assets	$80,349	$43,058
LIABILITIES AND SHAREHOLDERS’ EQUITY
Preference shares, par value $0.0002 per share, 50,000,000 shares authorized; no shares issued and outstanding at June 30, 2022 and 2021	$—	$—
Common shares – Class A, par value $0.0002 per share, 20,000,000 shares authorized; 9,000,000 shares issued and outstanding at June 30, 2022 and 2021	1,800	1,800
Common shares – Class B, par value $0.0002 per share, 430,000,000 shares authorized; 900,000 shares issued and outstanding at June 30, 2022 and 2021, respectively	180	180
Additional paid-in capital	238,449	13,449
Other comprehensive loss	(631)	(995)
Retained earnings (deficit)	(200,155)	474
Total Shareholders’ Equity	39,643	14,908
Current liabilities:
Accounts payable	25,263	8,076
Accrued wages and benefits	9,821	17,252
Accrued taxes	2,660	1,903
Other current liabilities	943	919
Due to related parties	2,019	—
Total current liabilities	40,706	28,150
Total Liabilities	40,706	28,150
Total Liabilities and Shareholders’ Equity	$80,349	$43,058

Statements of Operations and Other Comprehensive Income (Loss) (Unaudited)

	For the Twelve Months Ended June 30, 2022	For the Twelve Months Ended June 30, 2021
Net revenues	$29,925	$42,395
Operating expenses:
General and administrative:
Wages and benefits	45,983	42,463
Professional fees - consulting	166,193	—
Legal and accounting	11,122	3,840
Bad debt	1,341	—
Taxes	1,499	2,493
All other	8,496	2,317
Total operating expense	234,634	51,113

Operating loss	(204,709)	(8,718)

Other income (expense):
Interest expense, net	(107)	(90)
Other income	4,187	20,786
Total other income	4,080	20,696

Income (loss) before provision for income taxes	(200,629)	11,978

Provision (benefit) for income taxes	—	—

Net income (loss)	$(200,629)	$11,978

Other Comprehensive Income:
Foreign currency translation adjustment	(631)	(995)

Comprehensive Income (Loss)	$(201,260)	$10,983

Weighted average Class A Common Shares outstanding – basic and diluted	9,000,000	9,000,000
Weighted average Class B Common Shares outstanding – basic and diluted	532,680	532,680

Weighted average basic and diluted net income (loss) per Class A Common Share	$(0.02)	$0.00
Weighted average basic and diluted net income (loss) per Class B Common Share	$(0.38)	$0.02

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of OAPLT

Opinion on the Financial Statements

We have audited the accompanying balance sheets of OAPLT (the Company) as of June 30, 2022 and 2021, and the related statements of operations, shareholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the years ended June 30, 2022 and 2021, in conformity with the International Financial Reporting Standard as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2022.
Diamond Bar, CA
March 1, 2023

OAPLT

Balance Sheets
(in euros)

	June 30, 2022	June 30, 2021
ASSETS
Current assets:
Cash	€5,292	€29,238
Accounts receivable	3,600	7,080
Total current assets	8,892	36,318
Total Assets	€8,892	€36,318

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholders’ Equity (Deficit)
Share capital, nominal value $10 per share, 800 shares authorized; 800 shares issued and outstanding at June 30, 2022 and 2021, respectively	€8,000	€8,000
Legal reserves	800	800
Retained earnings (deficit)	(22,390)	3,774
Total Shareholders’ Equity (Deficit)	(13,590)	12,574

Current Liabilities:
Accounts payable	9,650	6,812
Accrued wages and benefits	9,374	14,552
Accrued taxes	2,540	1,605
Other current liabilities	900	775
Due to related parties	18	—
Total current liabilities	22,482	23,744
Total Liabilities	22,482	23,744
Total Liabilities and Shareholders’ Equity (Deficit)	€8,892	€36,318

See accompanying Notes to the Financial Statements

OAPLT

Statement of Operations

(in euros)

	For the Twelve Months Ended June 30, 2022	For the Twelve Months Ended June 30, 2021
Net revenues	€26,533	€35,542

Operating expenses:
General and administrative:
Wages and benefits	40,771	35,599
Accounting	6,390	3,219
Bad debt	1,189	—
Taxes	1,329	2,090
All other	6,636	1,942
Total operating expense	56,315	42,850

Operating loss	(29,782)	(7,308)

Other income (expense):
Interest expense, net	(95)	(76)
Other income	3,713	17,426
Total other income	3,618	17,350

Income (loss) before provision for income taxes	(26,164)	10,042

Provision (benefit) for income taxes	—	—

Net income (loss)	€(26,164)	€10,042

Other Comprehensive Income:
None	—	—

Comprehensive Income (Loss)	€(26,164)	€10,042

Weighted average capital shares outstanding – basic and diluted	800	800

Weighted average basic and diluted net income (loss) per capital share	€(32.71)	€12.55

See accompanying Notes to the Financial Statements

OAPLT

Statement of Shareholders’ Equity (Deficit)

(in euros)

	Share Capital		Legal	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Reserves	(Deficit)	(Deficit)

Balance – June 30, 2020	800	€8,000	€800	€(6,268)	€2,532
Net income	—	—	—	10,042	10,042
Balance – June 30, 2021	800	8,000	800	3,774	12,574
Net loss	—	—	—	(26,164)	(26,164)
Balance – June 30, 2022	800	€8,000	€800	€(22,390)	€(13,590)

See accompanying Notes to the Financial Statements

OAPLT

Statement of Cash Flows

(in euros)

	For the Twelve Months Ended June 30, 2022	For the Twelve Months Ended June 30, 2021
Cash flows from operating activities:
Net income (loss)	€(26,164)	€10,042
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Changes in operating assets/liabilities:
Accounts receivable	3,480	(7,080)
Accounts payable and accrued liabilities	(1,280)	3,494
Net cash provided by (used in) operating activities	(23,964)	6,456

Cash flows from financing activities:
Borrowings from related parties	18	—
Repayments to related parties	—	(853)
Net cash provided by (used in) investing activities	18	(853)

Net change in cash	(23,946)	5,603
Cash, beginning of period	29,238	23,635
Cash, end of period	€5,292	€29,238

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	€—	€—
Taxes	€—	€—

See accompanying Notes to the Financial Statements

OAPLT

Notes to Financial Statements

1. Organization and Business

Organization and Business

We are a French joint stock company (société par actions simplifiée) which was formed on November 24, 2017. Our main activities consist of the conception, development and management of a digital and artistic creation studio, and include the creation of apps, websites, the hosting of web products and the provision of services in relation thereto.

On November 29, 2022, we entered into a Share Purchase Agreement with the Registrant, The RoyaLand Company Ltd. (“RoyaLand”), a company formed under the laws of Bermuda, whereby RoyaLand acquired 100% of our issued and outstanding shares for €122,500 in cash. Under the Share Purchase Agreement, the former owners of OAPLT were entitled to subscribe to 75,000 of RoyaLand’s Class B Common Shares at a price of $0.50 per share prior to December 15, 2022, which owners did so subscribe. See Note 8 for further information concerning the acquisition.

The Securities and Exchange Commission’s Financial Reporting Manual Section 2045.8 provides reporting guidance when an acquired business is a predecessor of the Registrant. The guidance states that when an acquired business is a predecessor of the Registrant and the acquisition date is after the Registrant’s most recent audited balance sheet required to be included in the registration statement, the financial statements of the predecessor should be presented for the same periods as if the predecessor were the Registrant. Accordingly, the financial statements presented herein are the financial statements of OAPLT.

2. Summary of Significant Accounting Policies

Basis of Presentation, Functional and Presentation Currency

These financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Our Company’s year-end is June 30. These financial statements are prepared in euros, which is the functional currency of OAPLT Company.

Going Concern Considerations

The accompanying financial statements contemplate continuation of our Company as a going concern. We have incurred net losses since our inception we have an accumulated deficit of €18,148 at June 30, 2022. The continuation of our Company as a going concern is dependent upon our ability to raise additional funds and/or through the attainment of profitable operations. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern. If our working capital needs are not met and we are unable to obtain adequate capital, we could be forced to cease operations.

The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of our Company’s functional currencies and the collectability of our accounts receivable and other current assets. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the financial statements for the years ended June 30, 2022 and 2021.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	—	Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3	—	Unobservable inputs which are supported by little or no market activity.

For assets and liabilities, such as cash, accounts receivable, prepaid expenses, other current assets, accounts payable, accrued wages and benefits, accrued taxes, and other current liabilities maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair Value Hierarchy of assets and liabilities that are recognized and measured at fair value in the financial statements as of June 30, 2022 (level 3 inputs are not applicable):

	Fair Value Measurement Using
	Level 1	Level 2
LIABILITIES
Due to related parties – recognized at fair value (1)	€18	€—

(1)	The amounts due to related parties contain no interest provision. Any imputed interest is immaterial.

Fair Value Hierarchy of assets and liabilities that are recognized and measured at fair value in the financial statements as of June 30, 2021 (level 3 inputs are not applicable): None

During the years ended June 30, 2022 and 2021 there were no transfers between Levels 1, 2 or 3.

Financial risk factors

Our activities expose us to a variety of financial risks: market risk, credit risk and liquidity risk. Our primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on our financial performance.

The primary market risk to our Company is foreign exchange risk. Given the short-term nature of our assets and liabilities and the stability of the markets in which we operate, we believe our exposure to be minimal. Our exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Given that our customer agreements generally consist of one performance obligation, we are paid based on milestones reached, typically within a short timeframe. As such, we believe that our exposure to credit risk is also not significant. With respect to liquidity, our ability to meet our obligations on time is dependent on the success of our operation and the support of our related party partners, which to date have given us adequate liquidity to meet our obligations.

Revenue Recognition

 We recognize revenue under the guidance of IFRS 15, Revenue from Contracts with Customers. Under this guidance, revenue is recognized upon the application of the following steps:

1. Identification of the contract with a customer;

2. Identification of the performance obligations in the contract;

3. Determination of the transaction price;

4. Allocation of the transaction price to the performance obligations in the contract; and

5. Recognition of revenue when, or as, the performance obligation is satisfied.

Our revenue arrangements with customers predominantly involve a single performance obligation related to the creation and delivery of apps, websites, the hosting of web products and the provision of services in relation thereto. A payment obligation is established at the time we transfer control of the product or service to the customer.

We exclude from the measurement of each transaction price, if applicable, all taxes imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer. Such taxes collected are included in accounts payable on the balance sheets as they would ultimately be remitted to governmental authorities.

See Note 3 for additional information.

Income Taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Net Income/Loss Per Share

We compute net income (loss) per share (“EPS”) for our Capital Shares. Basic EPS is calculated by dividing the profit or loss attributable to our capital shareholders by the weighted average number of capital shares outstanding during the period. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of any exercisable instruments, if dilutive. The number of additional shares is calculated by assuming that outstanding exercisable instruments were exercised and that the proceeds from such exercise were used to acquire capital shares at the average market price during the reporting periods. As of June 30, 2022 and 2021, we had no potentially dilutive shares.

The table below presents the computation of basic and diluted income (loss) per share for the years ended June 30, 2022 and 2021:

	2022	2021
Numerator:
Net income (loss)	€(26,164)	€10,042
Denominator:
Weighted average common shares outstanding — basic	800	800
Dilutive common share equivalents	—	—
Weighted average common shares outstanding — diluted	800	800
Net loss per share:
Basic and diluted	€(32.71)	€12.55

New Accounting Pronouncements

We have reviewed all accounting pronouncements recently issued by the IAS and have determined that they are either not applicable or are not believed to have a material impact on our present or future financial statements.

3. Revenue and Accounts Receivable Concentrations

Revenues for the years ended June 30, 2022 and 2021 were concentrated in just a few customers. For the year ended June 30, 2022, five customers accounted for 94.1% of net revenues with one customer accounting for 30.2% of net revenues.

	Year Ended June 30, 2022
	Amount	Percent

Customer #1	€8,000	30.2%
Customer #2	7,700	29.0%
Customer #3	3,500	13.2%
Customer #4	3,000	11.3%
Customer #5	2,750	10.4%
All other customers	1,583	5.9%
Total revenues	€26,533	100.0%

For the year ended June 30, 2021, five customers accounted for 92.2% of net revenues with one customer accounting for 55.3% of net revenues.

	Year Ended June 30, 2021
	Amount	Percent

Customer #1	€19,650	55.3%
Customer #2	3,500	9.8%
Customer #3	3,400	9.6%
Customer #4	3,250	9.1%
Customer #5	3,000	8.4%
All other customers	2,742	7.8%
Total revenues	€35,542	100.0%

All of our revenue for the years ended June 30, 2022 and 2021 were generated in France.

As of June 30, 2022, accounts receivable in the amount of €3,600 is due from one customer. As of June 30, 2021, accounts receivable totaling €7,080 consists of three customers.

4. Segment Information

Our Company’s current operations are classified as a single segment in which we provide services for the creation of apps, websites and the hosting of web products to our clients.

5. Related Parties Transactions

From time to time, we have made advances to and received advances from our owners. As of June 30, 2022, the amount due to related parties of €18 carried no interest. Imputed interest is immaterial. There was no amount due to related parties as of June 30, 2021.

Accrued wages and benefits include amounts owed to our owners, who are Directors and Officers of our Company, in the amounts of €5,228 and €8,456 for the years ended June 30, 2022 and 2021, respectively.

General and administrative expense for wages and benefits includes amounts expensed for our Directors and Officers of €30,966 and €25,567 for the years ended June 30, 2022 and 2021, respectively.

6. Share Capital and Legal Reserves

As stated in Note 1, our Company was formed on November 24, 2017, and have issued 400 shares of our capital stock to each of our two owners for a total of 800 shares issued and outstanding. Each share has a nominal value of €10. Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

On November 29, 2022, we entered into a Share Purchase Agreement with the Registrant, The RoyaLand Company Ltd., whereby RoyaLand acquired 100% of our issued and outstanding shares for €122,500 in cash. Under the Share Purchase Agreement, the former owners of OAPLT were entitled to subscribe to 75,000 of RoyaLand’s Class B shares at a price of $0.50 per share prior to December 15, 2022, which owners did so subscribe.

7. Income Taxes

Our Company is a French joint stock company (société par actions simplifiée) which is subject to the tax laws of France. Our tax year-end is June 30. For the tax years ended June 30, 2022 and 2021, we reported tax losses of €22,103 and €24,975, respectively. As such we owed no income tax and have not recorded an income tax provision for either of the years ended June 30, 2022 or 2021.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which any temporary differences will become deductible. Our Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Our management has determined that it is more likely than not that, as of June 30, 2022, any deferred tax asset would not be realized.

8. Subsequent Events

 On November 29, 2022, our Company entered into a Share Purchase Agreement with the Registrant, The RoyaLand Company Ltd. (“RoyaLand”), whereby RoyaLand acquired 100% of our issued and outstanding shares for €122,500 in cash. Under the Share Purchase Agreement, the former owners of OAPLT were entitled to subscribe to 75,000 of RoyaLand’s Class B shares at a price of $0.50 per share prior to December 15, 2022, which owners did so subscribe.

RoyaLand is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around the mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. We are actively focused on developing a novel, interactive and immersive game based on a player-empowered design. The plan is to build proprietary digital avatars, provide opportunities to players to earn in-game reward currency, build virtual Land in the metaverse to empower users to own their online assets and enhance all of these features with premium incremental in-game content. TheRoyal.Land game is currently in development.

Pro forma Financial Statements

On November 29,2022, RoyaLand acquired 100% of our issued and outstanding shares. In addition, on November 28, 2022, RoyaLand entered into a share exchange with RoyaLand Company, a company incorporated in the United States in the State of Nevada. The following pro forma financial statements assume the acquisition of our Company by RoyaLand and RoyaLand’s share exchange agreement with RoyaLand Company took place at the beginning of the periods presented. The majority of RoyaLand’s future revenue will be generated by TheRoyal.Land game and, as such, the pro forma financial statements are presented in its functional currency, the U.S. dollar.

Pro Forma Balance Sheets (Unaudited)

	June 30, 2022	June 30, 2021
ASSETS
Current assets:
Cash	$76,577	$34,664
Accounts receivable	3,772	8,394
Total current assets	80,349	43,058
Total Assets	$80,349	$43,058

LIABILITIES AND SHAREHOLDERS’ EQUITY
Preference shares, par value $0.0002 per share, 50,000,000 shares authorized; no shares issued and outstanding at June 30, 2022 and 2021	$—	$—
Common shares – Class A, par value $0.0002 per share, 20,000,000 shares authorized; 9,000,000 shares issued and outstanding at June 30, 2022 and 2021	1,800	1,800
Common shares – Class B, par value $0.0002 per share, 430,000,000 shares authorized; 900,000 shares issued and outstanding at June 30, 2022 and 2021, respectively	180	180
Additional paid-in capital	238,449	13,449

Other comprehensive loss	(631)	(995)
Retained earnings (deficit)	(200,155)	474
Total Shareholders’ Equity	39,643	14,908

Current liabilities:
Accounts payable	25,263	8,076
Accrued wages and benefits	9,821	17,252
Accrued taxes	2,660	1,903
Other current liabilities	943	919
Due to related parties	2,019	—
Total current liabilities	40,706	28,150
Total Liabilities	40,706	28,150
Total Liabilities and Shareholders’ Equity	$80,349	$43,058

Statements of Operations and Other Comprehensive Income (Loss) (Unaudited)

	For the Twelve Months Ended June 30, 2022	For the Twelve Months Ended June 30, 2021

Net revenues	$29,925	$42,395

Operating expenses:
General and administrative:
Wages and benefits	45,983	42,463
Professional fees - consulting	166,193	—
Legal and accounting	11,122	3,840
Bad debt	1,341	—
Taxes	1,499	2,493
All other	8,496	2,317
Total operating expense	234,634	51,113

Operating loss	(204,709)	(8,718)

Other income (expense):
Interest expense, net	(107)	(90)
Other income	4,187	20,786
Total other income	4,080	20,696

Income (loss) before provision for income taxes	(200,629)	11,978

Provision (benefit) for income taxes	—	—

Net income (loss)	$(200,629)	$11,978

Other Comprehensive Income:
Foreign currency translation adjustment	(631)	(995)

Comprehensive Income (Loss)	$(201,260)	$10,983

Weighted average Class A Common Shares outstanding – basic and diluted	9,000,000	9,000,000
Weighted average Class B Common Shares outstanding – basic and diluted	532,680	532,680

Weighted average basic and diluted net income (loss) per Class A Common Share	$(0.02)	$0.00
Weighted average basic and diluted net income (loss) per Class B Common Share	$(0.38)	$0.02

Shares

The Royaland company LTD.

Class B Common Shares

PROSPECTUS

, 2023

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Section 98 of the Companies Act provides generally that a Bermuda company may exempt or indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

Provisions in the Company bye-laws provide that it shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The Company bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits the Company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the Company may otherwise indemnify such officer or director.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of the Company bye-laws, agreement, vote of shareholders or disinterested directors or otherwise.

The Company expects to maintain standard policies of insurance that provide coverage (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to the Company with respect to indemnification payments that it may make to such directors and officers.

The Company will enter into indemnification agreements with its directors and executive officers. These agreements require the Company to indemnify these individuals to the fullest extent permitted under Bermuda law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

In the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act.

On August 12, 2022 and September 30, 2022, RoyaLand Company conducted private placements of shares of Class B Common Stock, and entered into certain subscription agreements with a number of (i) “accredited investors” as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, RoyaLand Company issued 2,000,000 shares of Class B Common Stock at $0.25 per share for a total of $500,000. The shares were subsequently exchanged for Class B Common Shares as described below under “—Share Exchange Agreements”. The Class B Common Shares that the private placement investors now hold as a result of these transactions are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale—Lock-Up Agreements”.

On January 28, 2022, RoyaLand Company issued 100,000 shares of common stock in connection with the incorporation of the RoyaLand Company, at an issue price of $0.001 per share, for a total consideration of $100. On March 1, 2022, the RoyaLand Company amended its articles of incorporation to authorize 300,000,000 shares of stock, consisting of (i) 250,000,000 shares of Common Stock, $0.001 par value per share, of which, 20,000,000 shares were designated Class A Common Stock, par value $0.001 per share, or the Class A Common Stock, and 230,000,000 shares were designated as Class B Common Stock, $0.001 par value per share, or the Class B Common Stock, and (ii) 50,000,000 shares of Preferred Stock, $0.001 par value per share; and effected a 100 to 1 forward stock split resulting in issued and outstanding shares of 6,500,000 of Class A Common Stock and 3,500,000 shares of Class B Common Stock.

The following table presents all of the shares owned before and after the forward stock split.

Shareholder	Common Stock Before Split	Class A Common Stock After Split	Class B Common Stock After Split	Aggregate Purchase Price Paid
Emanuele Filiberto di Savoia, Chief Executive Officer, Interim Chief Financial Officer and Director	65,000	6,500,000	-	$65
Pinehurst Partners LLC (1)	25,000	-	2,500,000	$25
Jean-Claude Sindres, Chief Strategy and Creative Officer	10,000	-	1,000,000	$10

(1)	Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Common Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301.

On October 25, 2022, we issued 1,000,000 Class A Common Shares in connection with the incorporation of The RoyaLand Company Ltd., at an issue price of $0.0002 per share, for a total consideration of $200. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital.

The following table presents the amounts of Class A Common Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our common shares.

Shareholder	Class A Common Shares	Aggregate Purchase Price Paid
Emanuele Filiberto di Savoia, Chief Executive Officer, Interim Chief Financial Officer and Director	650,000	$130
Pinehurst Partners LLC (1)	250,000	$50
Jean-Claude Sindres, Chief Strategy and Creative Officer	100,000	$20

(1)	Pinehurst Partners LLC is a Colorado limited liability company, 100% owned by the Roth individual retirement account of Daniel Joseph McClory. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Common Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301.

On November 28, 2022, we entered into a share exchange agreement with RoyaLand Company and its stockholders, pursuant to which all the stockholders of RoyaLand Company exchanged their shares for an equal number of shares in the Company, except for Emanuele Filiberto di Savoia, Pinehurst Partners, LLC, and Jean-Claude Sindres, who received the amount of shares they had in RoyaLand Company minus the amount of Company shares they subscribed for on October 25, 2022. As a result, the share exchange became effective under Nevada and Bermuda law, and RoyaLand Company became our wholly-owned subsidiary.

On November 29, 2022, we entered into a share purchase agreement as buyer with the shareholders of OAPLT as sellers, pursuant to which we purchased all of OAPLT’s share capital for €122,500 and the option for the sellers to subscribe for up to 75,000 Class B Common Shares of the Company at a maximum price of $0.50 per share. As a result, the share purchase became effective under French law, and OAPLT became our wholly-owned subsidiary. On November 29, 2022, the sellers exercised their option to subscribe for 75,000 Class B Common Shares for $0.50 per share in reliance upon the provisions of Regulation S promulgated under the Securities Act.

No underwriters were involved in these issuances. Unless otherwise stated above, the above issuances were exempt from registration under the Securities Act as they were issued to (i) “accredited investors” as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and/or Rule 506(b) of Regulation D promulgated thereunder, or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement
2.1	Share Exchange Agreement between The RoyaLand Company Ltd., RoyaLand Company and the stockholders of RoyaLand Company, dated as of November 28, 2022
2.2	Share Purchase Agreement between Mr. Thibault Cazin and Mr. Gaultier Cazin and The RoyaLand Company Ltd., dated as of November 29, 2022
3.1	Memorandum of Association of The RoyaLand Company Ltd.
3.2	Bye-laws of The RoyaLand Company Ltd.
4.1	Form of Representative’s Warrant (included in Exhibit 1.1)
4.2	Form of Placement Agent Warrant
5.1	Opinion of Conyers Dill & Pearman Limited regarding the legality of the Class B Common Shares
5.2	Opinion of Bevilacqua PLLC
10.1	Form of Private Placement Subscription Agreement
10.2	Domiciliation Contract for OAPLT Office, dated as of February 17, 2023
10.3†	Form of Independent Director Agreement
10.4	Form of Director and Officer Indemnification Agreement
10.5†	The RoyaLand Company Ltd. 2023 Equity Incentive Plan
10.6†	Form of Share Option Agreement for The RoyaLand Company Ltd. 2023 Equity Incentive Plan
10.7†	Form of Restricted Share Award Agreement for The RoyaLand Company Ltd. 2023 Equity Incentive Plan
10.8†	Form of Restricted Share Unit Award Agreement for The RoyaLand Company Ltd. 2023 Equity Incentive Plan
14.1	Code of Ethics and Business Conduct
21.1	List of Subsidiaries
23.1	Consent of TAAD LLP
23.2	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)
23.3	Consent of Bevilacqua PLLC (included in Exhibit 5.2)
24.1	Power of Attorney (included on the signature page of this registration statement)
99.1	Audit Committee Charter
99.2	Compensation Committee Charter
99.3	Nominating and Corporate Governance Committee Charter
99.4	Consent of [ ] to be named as a director nominee
99.5	Consent of [ ] to be named as a director nominee
107	Filing Fee Table

†	Executive compensation plan or arrangement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Monte Carlo, Monaco on the day of   2023.

The RoyaLand Company Ltd.

By:
Name:	Emanuele Filiberto di Savoia
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel Joseph McClory and Emanuele Filiberto di Savoia, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Interim Chief Financial Officer	, 2023
Emanuele Filiberto di Savoia	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer) and Director

	Chief Strategy and Creative Officer	, 2023
Jean Claude Sindres

	Executive Chairman and Director	, 2023
Daniel Joseph McClory

	Director	, 2023
Alberto Libanori

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of The RoyaLand Company Ltd. has signed this registration statement or amendment thereto in    on  , 2023.

Cogency Global Inc. Authorized U.S. Representative

By:
Name:	[ ]
Title:	[ ]